As filed with the Securities and Exchange Commission on September 2, 2005

Registration No. 333-124580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

EYE CARE CENTERS OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

Texas	5995	74-2337775
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11103 West Avenue

San Antonio, Texas 78213-1392

(210) 340-3531

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

Douglas C. Shepard

Executive Vice President and Chief Financial Officer

Eye Care Centers of America, Inc.

11103 West Avenue

San Antonio, Texas 78213-1392

(210) 340-3531

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Jason R. Lehner, Esq.

Shearman & Sterling LLP

Commerce Court West

Suite 4405, P.O. Box 247

Toronto, Canada M5L 1E8

(416) 360-8484

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effectiveness of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant	Jurisdiction of Formation	IRS Employer Identification No.	Primary Standard Industrial Classification Code
ECCA Enterprises, Inc.	DE	35-2196998	5995
Eye Care Holdings, Inc.	DE	74-2849556	6719
Enclave Advancement Group, Inc.	TX	74-2510780	5995
ECCA Managed Vision Care, Inc.	TX	74-2759084	5995
Visionworks Holdings, Inc.	FL	59-3226333	6719
ECCA Management Investments, Inc.	DE	74-3080165	5995
ECCA Management, Inc.	DE	02-0677031	5995
EyeMasters of Texas Investments, Inc.	DE	83-0349045	5995
EyeMasters of Texas Management, Inc.	DE	02-0677049	5995
Stein Optical, Inc.	DE	74-2924031	5995
Vision World, Inc.	DE	74-2924029	5995
Eye DRx Retail Management, Inc.	DE	74-2924030	8741
Metropolitan Vision Services, Inc.	VA	54-1579086	5995
Hour Eyes, Inc.	MD	54-1517741	5995
Visionworks, Inc.	FL	59-3226331	5995
ECCA Management Services, Ltd.	TX	02-0677058	8741
EyeMasters of Texas, Ltd.	TX	02-0677062	8741
Visionary Retail Management, Inc.	DE	74-2849552	8741
Visionary Properties, Inc.	DE	74-2849554	6531
EyeMasters, Inc.	DE	02-0677066	5995
ECCA Distribution Investments, Inc.	DE	13-4238784	5995
ECCA Distribution Management, Inc.	DE	02-0677054	5995
Visionary Lab Investments, Inc.	DE	81-0598449	5995
Visionary Lab Management, Inc.	DE	02-0677051	5995
ECCA Distribution Services, Ltd.	TX	04-3742989	8741
Visionary Lab Services, Ltd.	TX	04-3742977	8741

The address, including zip code, of the principal offices of the additional registrants listed above is: c/o Eye Care Centers of America, Inc., 11103 West Avenue, San Antonio, Texas 78213-1392, and the telephone number, including area code, of such additional registrants at that address is (210) 340-3531.

PART I

INFORMATION REQUIRED IN THE PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2005

PROSPECTUS

Offer to exchange 10 3/4% Senior Subordinated Notes due 2015 ($152,000,000 aggregate principal amount) which have been registered under the Securities Act of 1933 for all outstanding 10 3/4% Senior Subordinated Notes due 2015 ($152,000,000 aggregate principal amount)

The old notes:

$152,000,000 aggregate principal amount of 10 3/4% Senior Subordinated Notes due February 15, 2015, referred to in this prospectus as the old notes, were originally issued on February 4, 2005 in a transaction that was exempt from registration under the Securities Act of 1933, as amended, and resold to qualified institutional buyers in compliance with Rule 144A.

The old notes are unsecured, subordinated to all of our existing and future senior debt, rank equally with all of our existing and future senior subordinated debt and rank senior to all of our existing and future subordinated debt. The old notes are guaranteed on a senior subordinated basis by all of our existing subsidiaries and any of our future domestic subsidiaries that guarantee any of our indebtedness or indebtedness of any other guarantor, including our new senior credit facility. The old notes are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that do not guarantee the old notes.

The new notes:

The terms of the new notes, referred to in this prospectus as the exchange notes, are substantially identical to the terms of the old notes, and evidence the same indebtedness as the old notes, except that the exchange notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest and circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.

See “Risk factors” beginning on page 8 for a discussion of certain risks that you should consider in connection with tendering your old notes in the exchange offer.

Exchange offer:

Our offer to exchange old notes for exchange notes will be open until 5:00 p.m., New York City time, on                     , 2005, unless we extend the offer.

Exchange notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange offer—Conditions.”

No public market currently exists for the exchange notes and we do not intend to apply for listing on any securities exchange or to arrange for them to be quoted on any quotation system.

Each broker-dealer that receives exchange notes for its account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Eye Care Centers of America, Inc. is incorporated in Texas. Our principal executive offices are located at 11103 West Avenue, San Antonio, Texas 78213-1392 and our telephone number at that address is (210) 340-3531.

In this prospectus, “we,” “us” and “our” refer to Eye Care Centers of America, Inc. and its subsidiaries, unless the context requires otherwise.

In this prospectus, references to “notes” refers to both old notes and exchange notes, unless the context requires otherwise.

Industry and market data

In this prospectus, we refer to information and statistics regarding the optical retail industry. We obtained this information and these statistics from an independent third-party industry research group, Jobson Publishing LLC, which, along with the Jobson 2003 U.S. Optical Industry Handbook, Jobson Optical Research and the Jobson Optical Group Data Base, we refer to herein as “Jobson.” None of this information was prepared by Jobson specifically for our use in connection with the offering of the old notes or the exchange offer. The information regarding market share are estimates based principally on our managements’ knowledge and experience in the markets in which we operate. We believe that these sources and estimates are reliable. Unless otherwise indicated, all statements in this prospectus regarding market share and brand position are measured by retail dollar share.

Forward-looking statements

Some statements in this prospectus are forward-looking statements. Forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. Many statements under the captions “Summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and elsewhere in this prospectus are forward-looking statements. These forward-looking statements may relate to, among other things, our future performance generally, business development activities, strategy, projected synergies, future capital expenditures, financing sources and availability and the effects of regulation and competition. When used in this prospectus, the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “may,” “will” or “should” or, in each case, their negative and similar expressions are generally intended to identify forward-looking statements although not all forward-looking statements contain such identifying words.

You should not place undue reliance on these forward-looking statements, which reflect our management’s view and various assumptions only as of the date of this prospectus. Because these forward-looking statements involve risks and uncertainties, many of which are beyond our control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our assumptions, plans, objectives, expectations and intentions with respect to the following:

•	our competitive environment;

•	the cost and effect of legal, tax or regulatory proceedings;

•	changes in general economic conditions;

•	changes to our regulatory environment;

•	our ability to maintain our relationships with optometrists;

•	franchise claims by optometrists;

•	our ability to build and maintain managed vision care plans;

•	reduction of third-party reimbursement;

•	technological advances in vision care;

•	conflicts of interest between our controlling shareholders and noteholders;

•	failure to realize anticipated cost savings;

•	exposure to liability claims if we are unable to obtain adequate insurance;

•	changes in general industry and market conditions and growth rates;

•	loss of key management personnel;

•	changes in accounting policies applicable to our business;

•	the impact of unusual items resulting from the implementation of new business strategies, acquisitions and divestitures or future restructuring activities;

•	our substantial indebtedness;

•	restrictions imposed on our business by the terms of our indebtedness; and

•	our ability to fund our capital requirements.

Some of these factors are discussed more fully under “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements and events discussed in this prospectus might not occur. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, as our business, financial condition, results of operations and prospects may have changed since that date. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

Summary

This is only a summary and does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus. You should read the following summary together with the more detailed information and historical and pro forma consolidated financial statements, and the notes to those statements, included elsewhere in this prospectus.

On December 2, 2004, we entered into a definitive merger agreement pursuant to which Thomas H. Lee Partners agreed to sell all of its equity interests in us to ECCA Holdings Corporation (“ECCA Holdings”), a company controlled by Moulin Global Eyecare Holdings Limited, which we refer to as Moulin, and Golden Gate Capital, which we refer to as Golden Gate. We refer to the acquisition of us by Moulin and Golden Gate in this prospectus as the acquisition. In connection with the acquisition, we issued $152 million aggregate principal amount of 10 3/4% Senior Subordinated Notes due February 15, 2015, which we refer to as the old notes, and entered into a $190 million senior credit facility, which we refer to as the new senior credit facility. The net proceeds from the old notes together with borrowing under the new senior credit facility and a $173 million equity contribution from Moulin and Golden Gate was used to finance the acquisition, including the permanent repayment of our old credit facility and the retirement of our 9 1/8% Senior Subordinated Notes due 2008 and our Floating Interest Rate Subordinated Term Securities due 2008, which together we refer to as the retired notes. All of these transactions are collectively referred to as the transactions. Our fiscal year is the 52- or 53-week period ending on the Saturday closest to December 31. Our 2003 fiscal year was the 52-week period ended on December 27, 2003. Our 2004 fiscal year was the 53-week period ended on January 1, 2005.

Our company

We are the third largest operator of optical retail stores in the United States as measured by revenue. We currently operate 378 stores in 34 states, offering a broad assortment of high-quality eyeglasses and other eye care products. We believe we provide a value offering which differentiates us from our competitors in the optical retail industry. Substantially all of our stores carry between 600 and 800 different styles of branded, private label and non-branded frames, which we pair with advanced eyeglass lens and lens treatment technologies and offer to our customers at attractive prices. We provide extensive in-house lens processing capabilities in most of our stores, allowing those stores to offer our customers one-hour service on most prescriptions. Optometrists located within or adjacent to all of our stores provide convenient eye exams, which we believe results in strong customer loyalty and a consistent source of optical retail customers. We believe this comprehensive eye care offering, in combination with our value-oriented pricing strategy and marketing tag line “Why Pay More?” represents a compelling value proposition to consumers.

Our stores are located primarily in the Southwest, Midwest and Southeast, along the Gulf Coast and Atlantic Coast and in the Pacific Northwest regions of the United States. Our strategy of clustering stores within targeted markets allows us to build local market leadership and strong consumer brand awareness, as well as achieve economies of scale in advertising and field management. We believe that we hold either the number one or two market share position in each of our top 10 markets, comprised of Washington, D.C., Houston, Dallas, Louisville, Tampa/St. Petersburg, Minneapolis/St. Paul, Phoenix, Nashville, Milwaukee and Miami/Ft. Lauderdale.

Recent developments

On April 28, 2005, Moulin announced that events related to its internal controls had caused a delay in publicly releasing its annual results and that such delay had in turn caused Moulin’s shares to be suspended from trading on the Stock Exchange of Hong Kong. Moulin subsequently received payment demands from its bank creditors. On June 20, 2005, Moulin issued a release stating that it had significantly overstated its cash reserves. On June 21, 2005, one of Moulin’s bank creditors filed a winding-up petition and an application for the appointment of a provisional liquidator for Moulin. On June 23, 2005, a Hong Kong court appointed provisional liquidators who have since assumed management of Moulin. On July 4, 2005, following reports by bank creditors of apparent accounting irregularities uncovered by the provisional liquidators, Hong Kong authorities arrested Moulin’s Chairman, Ma Bo Kee, and its Chief Executive Officer, Cary Ma, who was a member of our board of directors. On June 27, 2005, Roderick John Sutton, one of Moulin’s court-appointed provisional liquidators, replaced Cary Ma as one of Moulin’s representatives on our board of directors. On August 11, 2005, Moulin sold its plant in Zhongshan, Guangdong and its retail chain of stores. It is our understanding that Moulin no longer operates substantially all of its manufacturing facilities. The provisional liquidator’s job is to maximize the value of Moulin in the liquidation process. This could include selling all of Moulin, dividing the assets, restructuring or obtaining additional capital.

Depending on how the liquidation process proceeds, certain change of control provisions could be triggered under our new senior credit facility and the indenture governing the old notes and exchange notes. In order to not trigger the change of control provision under the new senior credit facility, Moulin and its affiliates must own, directly or indirectly, a majority of the voting power of the Company. In order to not trigger the change of control provision in the indenture governing the old notes and exchange notes, Moulin, Golden Gate Capital, each of their affiliates and the existing management stockholders must collectively own, directly or indirectly, a majority of the voting power of the Company. See “Risk Factors—Rules relating to the notes—We may not be able to repurchase the notes upon a change of control.”

We believe that the liquidation of Moulin, and the loss of Moulin as a low-cost supplier, will have little, if any, impact on our supply chain. Our frame sales are comprised of 50% value product, 25% private label product and 25% branded product. We currently source almost all our value product directly from suppliers in China other than Moulin. We have also commenced work with certain manufacturers in China to replace the private label product that Moulin was supposed to produce for us under the supply agreement. We continue to believe that through our merchandising initiatives and by purchasing directly from alternative sources in China, we will be able to achieve cost savings similar to those we had previously expected under our supply agreement with Moulin. However, such benefits may not be realized to the extent anticipated, if at all. Also because we carry approximately six months of frame inventory in our stores and central warehouse, we do not believe that we will begin to realize cost reductions on our income statement until fiscal 2006. Annual savings are expected to range from approximately $3.0 million to $5.0 million beginning in fiscal 2007. See “Risk Factors—Risks relating to our business and the optical industry—We expect to realize cost savings from new savings initiatives, but such benefits may not be realized to the extent anticipated, if at all.”

The exchange offer

We and our guarantors entered into a registration rights agreement with J.P. Morgan Securities Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the initial purchasers in the private offering of the old notes, in which we and our guarantors agreed to deliver to you this prospectus as part of the exchange offer and agreed to use our reasonable best efforts to complete the exchange offer within 45 days after the date the registration statement filed with the Securities and Exchange Commission was declared effective. You are entitled to exchange in the exchange offer new notes, which we refer to as the exchange notes and together with the old notes, the notes, for your old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will have been registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates.

Exchange offer	With this exchange offer, we are offering to exchange an aggregate principal amount of up to $152.0 million of the exchange notes for a like principal amount of the old notes.

Expiration date

The exchange offer will expire at 5:00 p.m., New York City time on             , 2005, unless we, in our sole discretion, extend it. See the section entitled “Exchange offer—Expiration of the exchange offer; Extensions; Amendments.”

Exchange date	We will exchange the old notes on the first business day following the expiration date. See the section entitled “Exchange offer—Terms of the exchange offer.”

Procedures for tendering old notes	For information on procedures for tendering old notes and the actions required to make a formal offering of your old notes, see the section entitled “Exchange offer—Procedures for tendering.”

Taxation

The exchange of the old notes for the exchange notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See the section entitled “Material United States federal income tax consequences.”

Resale

Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that a holder who exchanges the old notes for the exchange notes in the exchange offer and satisfies certain other conditions generally may offer for resale, sell and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act.

Any holder of the old notes using the exchange offer to participate in a distribution of the exchange notes cannot rely on the no-action letters referred to above. See the section entitled “Exchange offer—purpose and effect of the exchange offer.”

Remaining old notes

If you do not tender your old notes in the exchange offer or if we do not accept your old notes for exchange as described under the section entitled “Exchange offer—Terms of the exchange offer” you will continue to hold the old notes and they will continue to bear legends restricting their transfer.

Exchange agent	The Bank of New York will act as exchange agent for the exchange offer. See the section entitled “Exchange offer—Exchange agent” for the exchange agent’s address and telephone number.

Use of proceeds	We will receive no proceeds from the exchange offer. See the section entitled “Use of proceeds.”

The exchange notes

Other than the obligation to conduct an exchange offer, the exchange notes will have the same financial terms and covenants as the old notes, which are summarized as follows:

Issuer	Eye Care Centers of America, Inc.

Securities	$152,000,000 aggregate principal amount of 10 3/4% Senior Subordinated Notes due 2015.

Maturity	February 15, 2015.

Interest payment dates	February 15 and August 15 of each year, commencing February 15, 2006.

Guarantees

The exchange notes will be guaranteed by all of our existing subsidiaries and any of our future domestic wholly-owned subsidiaries. The guarantees will be unsecured senior subordinated indebtedness of our guarantors and will have the same ranking with respect to indebtedness of our guarantors as the exchange notes will have with respect to our indebtedness.

Optional redemption

The exchange notes will be redeemable at our option, in whole or in part, at any time prior to February 15, 2010, subject to payment of a make-whole premium, plus accrued and unpaid interest to the date of redemption.

The exchange notes will be redeemable at our option, in whole or in part, on or after February 15, 2010, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption.

At any time prior to February 15, 2008, we may redeem up to 35% of the original principal amount of the exchange notes with the proceeds of certain equity offerings at a redemption price of 110.75% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of redemption.

Change of control

Upon the occurrence of a change of control, you will have the right to require us to repurchase all or a portion of your exchange notes at a purchase price in cash equal to 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of purchase.

Ranking	The exchange notes will:

•	be our general unsecured obligations;

•	be subordinated in right of payment to all of our existing and future senior debt, including our obligations under our new senior credit facility;

•	be pari passu in right of payment with all of our existing and future senior subordinated debt;

•	be senior to all of our existing and future subordinated debt; and

•	be structurally subordinated to all of the liabilities (including trade payables) of each of our future subsidiaries that do not guarantee the exchange notes.

As of July 2, 2005:

•	we had approximately $316.8 million of total indebtedness;

•	we had approximately $165.0 million of senior indebtedness under our new senior credit facility, all of which was secured, to which the old notes were subordinated, and we had additional availability under the new revolving credit facility of $25 million (excluding $3.0 million of letters of credit outstanding);

•	our guarantors had $2.0 million of senior indebtedness other than their respective guarantees under our new senior credit facility; and

•	we had no senior subordinated indebtedness other than the notes, and the guarantors did not have any senior subordinated indebtedness other than their guarantees of the old notes.

Covenants

We will issue the exchange notes under an indenture, dated as of February 4, 2005, among us, our wholly-owned subsidiaries, as guarantors, and The Bank of New York, as trustee. The indenture contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	repurchase capital stock;

•	make other restricted payments including, without limitation, paying dividends and making investments;

•	redeem debt that is junior in right of payment to the exchange notes;

•	create liens (other than on senior debt) without securing the exchange notes;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	merge, consolidate and sell or otherwise dispose of substantially all our assets;

•	enter into transactions with affiliates;

•	guarantee indebtedness; and

•	enter into new lines of business.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of notes.”

Risk factors

Prior to making your decision to tender your old notes in the exchange offer, you should carefully consider, along with the other information in this prospectus, the specific factors set forth under “Risk factors.”

Risk factors

Investing in the notes involves a number of risks. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before deciding whether to tender your old notes in the exchange offer. Any of the following risks could materially and adversely affect our business, financial condition, results of operations and cash flow, which in turn could adversely affect our ability to pay interest and/or principal on the notes. In such case, you may lose all or part of your investment.

Risks relating to the notes

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the notes.

The following table shows our level of indebtedness and certain other information as of July 2, 2005.

(Dollars in millions)	As of July 2, 2005
New senior credit facility
Revolving credit facility	$—
Term loan facility	165.0
Old notes	149.8
Capital leases	2.0

Total debt	$316.8

Shareholders’ equity	$163.4

Our substantial degree of leverage could have important consequences for you, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, store expansion, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	the debt service requirements of our other indebtedness could make it more difficult for us to satisfy our financial obligations, including those related to the notes;

•	certain of our borrowings, including borrowings under our new senior credit facility, are at variable rates of interest, exposing us to the risk of increased interest rates;

•	it may place us at a disadvantage compared to our competitors that have a lower degree of leverage;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

•	we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending and research and development activities that are important to our growth.

We may be able to incur more debt in the future, which may intensify the risks described in this prospectus. The indenture governing the notes and our new senior credit facility do not prohibit us from doing so. As of July 2, 2005, we were able to borrow up to an additional $25.0 million (excluding $3.0 million of letters of credit) under the revolving portion of our new senior credit facility. All of those borrowings would have been secured by substantially all of our assets and would have ranked senior to the notes and the guarantees.

In addition, we will have substantial obligations under our non-cancelable operating leases relating to substantially all of our retail facilities as well as our corporate offices and distribution center. For fiscal 2005, our minimum operating lease payments are $31.9 million.

We are a holding company and may not have access to sufficient cash to make payments on the notes.

We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our subsidiaries. As a result, we will be dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Our subsidiaries’ earnings will depend on their financial and operating performance, which will be affected by prevailing economic and competitive conditions and by financial, business and other factors beyond our control. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness, including the notes, or to fund our other cash obligations. In addition, any payments of dividends, distributions, loans or advances to us by our subsidiaries could be subject to restrictions on dividends under applicable local law in the jurisdictions in which our subsidiaries operate.

Our subsidiaries are separate and distinct legal entities and, except for our existing and future subsidiaries that are and will be the guarantors of the notes, will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. In addition, any guarantee of the notes is and will be subordinated to any senior indebtedness of a guarantor to the same extent that the notes are subordinated to our senior indebtedness.

If we are unable to service our debt, we will be forced to take actions such as revising or delaying our strategic plans, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our debt, including the notes, or seeking additional equity capital. We may be unable to effect any of these remedies on satisfactory terms, or at all. Our new senior credit facility and the indenture that governs the notes will restrict our ability to dispose of assets and use the proceeds from such dispositions. We may not be able to consummate those dispositions or to use those proceeds to meet any debt service obligations then due. See “Description of new senior credit facility” and “Description of notes.”

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our new senior credit facility could terminate their commitments to loan us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation, which could result in you losing your investment in the notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

All of our borrowings under our new senior credit facility bear interest at a floating rate. As of July 2, 2005, we had approximately $165.0 million of long-term, floating-rate debt under our new senior credit facility. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase in the interest rate under our new senior credit facility, our pro forma interest expense for the twenty-six week period ended July 2, 2005 would have increased by approximately $0.8 million.

Covenants in our debt agreements restrict our business in many ways.

The indenture governing the old notes contains, and the indenture governing the exchange notes will contain, various covenants that limit our ability and/or our restricted subsidiaries’ ability to, among other things:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	repurchase capital stock;

•	make other restricted payments including, without limitation, paying dividends and making investments;

•	redeem debt that is junior in right of payment to the notes;

•	create liens (other than on senior debt) without securing the notes;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	merge, consolidate and sell or otherwise dispose of substantially all our assets;

•	enter into transactions with affiliates;

•	guarantee indebtedness; and

•	enter into new lines of business.

In addition, we have pledged a significant portion of our assets as collateral under our new senior credit facility. Our new senior credit facility also contains restrictive covenants and requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those tests. A breach of any of these covenants could result in a default under our new senior credit facility and/or the notes. Upon the occurrence of an event of default under our new senior credit facility, the lenders could elect to declare all amounts outstanding under our new senior credit facility to be immediately due and payable and terminate all commitments to extend further credit, which would occur automatically in the case of certain bankruptcy and insolvency events with respect to us. If we were unable to repay those amounts, the lenders under our new senior credit facility could foreclose against the assets securing the obligations under the new senior credit facility. If the lenders under our new senior credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay our new senior credit facility and our other indebtedness, including the notes. See “Description of new senior credit facility.”

If we default on our obligations to pay our indebtedness we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our new senior credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could render us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the indenture governing the notes and our new senior credit facility), we could be in default under the terms of the agreements governing such indebtedness, including our new senior credit facility and the indenture governing the notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our new senior credit facility could elect to terminate their commitments thereunder, cease making further loans and foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our new senior credit facility to avoid being in default. If we breach our covenants under our new senior credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our new senior credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Description of new senior credit facility” and “Description of notes.”

Your right to receive payments on the notes and the guarantees is junior to the obligations under our new senior credit facility and possibly all our future borrowings.

The notes and the related guarantees rank behind all of our and our guarantors’ existing and future senior obligations, including indebtedness and guarantees under our new senior credit facility. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of senior indebtedness of ours and the guarantors will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the related guarantees.

All payments on the notes and the guarantees will be blocked in the event of a payment default on our senior indebtedness and may be blocked for up to 179 consecutive days in the event of certain nonpayment defaults on designated senior indebtedness.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with all other holders of senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables in any bankruptcy or similar proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness.

As of July 2, 2005, the notes and the guarantees were subordinated to approximately $167.0 million of senior indebtedness and an additional $25.0 million was available for borrowing (excluding $3.0 million of letters of credit) as additional senior indebtedness under the revolving credit portion of our new senior credit facility, subject to certain conditions. We may be permitted to borrow substantial additional indebtedness, including senior indebtedness, in the future under the terms of the indenture and the new senior credit facility.

Our obligations under our new senior credit facility are secured by certain of our assets.

In addition to being contractually subordinated to all existing and future senior indebtedness, our obligations under the old notes are, and our obligations under the exchange notes will be, unsecured while our obligations under our new senior credit facility are secured by first-priority or equivalent security interests in substantially all of our assets, including all the capital stock of, or other equity interests in, each of our existing and future domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each of our future foreign subsidiaries. If we or one of our subsidiaries are declared bankrupt or insolvent or if we default under our new senior credit facility, all of the funds borrowed thereunder may immediately become due and payable, which would occur automatically in the case of certain bankruptcy and insolvency events with respect to us. If we were unable to repay those amounts, the lenders could foreclose on the assets (including the stock of our subsidiaries) in which they have been granted a security interest, in each case to your exclusion, even if an event of default exists under the indenture governing the notes at that time.

You will not have any claim as a creditor against any professional corporations or other entities controlled by an optometrist.

In order to comply with regulations in certain states regarding the practice of optometry, we sublease 64 stores to professional corporations or other entities controlled by optometrists, which we refer to as OD PCs. We manage these stores pursuant to long-term agreements with the OD PCs, and although we do not own any of the OD PCs, under GAAP we consolidate the assets, liabilities, results of operations and cash flows of 51 of the 64 stores owned by OD PCs. However, our rights to the cash flow from the OD PCs are limited to our rights under the management agreements governing our relationship with the respective OD PCs. As of July 2, 2005, approximately $7.5 million, or 1.4%, of our total consolidated assets were owned by OD PCs. The OD PCs do not guarantee and will not guarantee the notes and you will not have any claim as a creditor against any assets owned by an OD PC. For additional information on the OD PCs see note 9 to our historical consolidated financial statements included elsewhere in this prospectus.

We may not be able to repurchase the notes upon a change of control.

If as a result of the liquidation of Moulin, (1) Moulin and its affiliates, (2) Golden Gate and its affiliates and (3) existing management stockholders own, in the aggregate, less than a majority of our voting stock, it will constitute a change of control under the indenture governing the notes. Upon the occurrence of such a change of control or other specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. We may not be able to repurchase the notes upon a change of control because we may not have sufficient funds. Further, we are contractually restricted under the terms of our new senior credit facility or other future senior indebtedness from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers under our new senior credit facility. Our failure to repurchase the notes upon a change of control would cause a default under the indenture and a cross-default under our new senior credit facility. Our new senior credit facility also provides that a change of control, as defined in such agreement, will be a default that permits lenders to accelerate the maturity of borrowings thereunder and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer-to-purchase provisions to the holders of the notes. Any of our future debt agreements may contain similar provisions.

In addition, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “Change of Control” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the indenture that would trigger our obligation to repurchase the notes. Therefore, if an event occurs that does not constitute a “Change of Control” as defined in the indenture, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of notes-Change of Control” and “Description of new senior credit facility-Change of control.”

The market for the old notes may be significantly more limited after the exchange offer.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them. The extent of the market for the old notes and the availability of price quotations would depend on a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the old notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the old notes outstanding.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market may not develop for the exchange notes.

The exchange notes are being offered to the holders of old notes. The old notes were originally issued to “qualified institutional buyers” in compliance with Rule 144A under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the remaining untendered old notes could be adversely affected.

The exchange notes will be a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. A liquid trading market for the exchange notes may not develop. The liquidity of the exchange notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may face similar disruptions that may adversely affect the prices at which you may sell your notes. Therefore, you may not be able to sell your notes at a particular time and the price that you receive when you sell may not be favorable.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (i) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (ii) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (ii) only, one of the following is also true:

•	we or any of our guarantors were or was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt and that of our guarantors that could result in acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be subordinated to our or any guarantor’s other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void all or a part of the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

Risks relating to our business and the optical retail industry

The optical retail industry is highly competitive, and if we do not compete successfully our business will be adversely affected.

The optical retail market is highly competitive and is continuing to undergo consolidation. We compete directly with national, regional and local retailers, including other optical retail chains, warehouse clubs and mass merchandisers, and independent practitioners located in our markets. Many potential competitors for our products and services have substantial competitive advantages, including the following:

•	greater name recognition;

•	greater financial, technical, marketing and other resources;

•	lower cost structure;

•	more extensive knowledge of the optical retail business and industry; and

•	well-established relationships with a larger base of current and potential customers, suppliers and managed vision care providers.

Some of our competitors are much larger than us. For example, LensCrafters and Cole Vision, which are owned by Luxottica Group SpA, had combined sales of approximately $2.5 billion in 2003 and the optical outlets contained in Wal-Mart stores had sales of approximately $968 million in 2003. These and other competitors have greater financial resources than we do and may be able to compete more effectively in an aggressive pricing environment. For example, when our major competitors offer significantly lower prices for their products we often adopt similar pricing strategies, which may reduce our revenues, gross margins and cash flows, and render us less able to compete with our largest competitors.

We may also encounter increased competition in the future from industry consolidation and from new competitors that enter our market. Increased competition could result in lower sales or downward price pressure on our products and services, which may adversely affect our revenues, gross margins and cash flows.

Adverse changes in economic conditions generally or in our markets, and changes in consumer tastes, could reduce demand for our products and services which could adversely affect our results of operations.

The optical retail industry may be affected by economic cycles. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets. Therefore, future economic downturns or uncertainties could reduce demand and have a material adverse effect on our revenues and cash flows.

The optical retail industry is also subject to rapidly changing consumer preferences. Such changes in consumer preferences could adversely affect us or the optical retail industry as a whole.

We are subject to extensive state, local and federal laws and regulations that govern our relationships with optometrists and affect the health care industry generally, and these laws and regulations may affect our ability to generate revenue or subject us to additional expenses.

Our relationships with optometrists are subject to state optometric laws that generally prohibit us from “controlling” the practice of optometry or from practicing optometry. Accordingly, we have adopted different contractual arrangements with optometrists to comply with the various regulations in the states in which we operate. For example, we sublease 64 of our stores pursuant to contracts with professional corporations or other entities controlled by optometrists, which we refer to as OD PCs. The OD PCs own the optical dispensary and the professional eye examination practice and employ the optometrists. We manage the OD PC stores under long-term management agreements, including management of the professional practice and optical retail business. Notwithstanding our efforts to comply with applicable law, a court or regulatory authority could conclude that any of our contractual arrangements with optometrists, including our long-term management agreements with OD PCs, subleases and trademark license agreements, and our day-to-day operational practices in managing these relationships, result in the improper control of an optometric practice or otherwise do not comply with applicable laws and regulations. A finding that we are in violation of these laws and regulations may result in censure or delicensing of optometrists, substantial civil or criminal damages and penalties, including double and triple monetary damages and penalties, and, in the case of violations of federal laws and regulations, exclusion from the Medicare and Medicaid programs, or other sanctions. In addition, a determination in any state that we are controlling an optometric practice or engaged in the corporate practice of medicine or any unlawful fee-splitting arrangement could render any sublease, management or service agreement between us and optometrists located in such state unenforceable or subject to modification, or, for example, could necessitate a buy-out of an OD PC. Each of these events could adversely impact our revenues and cash flows.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) covers a variety of subjects which impact our businesses and the business of the optometrists, including the privacy and security of patient health care information and the standardization of electronic data transactions for purposes of medical billing. We have devoted, and continue to devote, resources to implement operating procedures within the stores and our corporate office to ensure compliance with HIPAA regulations which became effective in 2003. Penalties under HIPAA, if applied to us, or a determination that we or any affiliated optometrists or OD PCs are not in compliance with such laws, could have a material adverse effect on our results of operations.

Regulation of the healthcare industry is constantly changing, which affects our opportunities, competition and other aspects of our business. Future developments or changes to the regulatory environment could adversely impact our operations, our compliance costs, our relationships with optometrists and the implementation of our business plan. For a more detailed discussion of these laws and regulations, see “Business-Government regulation.”

Any events resulting in a change in our relationship with the optometrist located in or adjacent to our stores could have a material adverse effect on our business.

The location of optometrists within or adjacent to our stores is an important part of our operating strategy. No assurances can be given as to the likelihood of events adversely affecting the relationship with these optometrists or our ability to locate optometrists within or adjacent to our stores including, without limitation (i) a dispute with an optometrist or group of optometrists controlling multiple practice locations, (ii) a government or regulatory authority challenging our operating structure or our relationship with the optometrists or (iii) other changes to applicable laws or regulations (or interpretations of the same), resulting in changes to our operating structures. Any of these events affecting our relationships with optometrists could affect our ability to attract and retain customers, and thus may have a material adverse affect on our business. See “Business-Government regulation.”

While most of these optometrists operate one practice location, seven optometrists operate an aggregate of 106 locations, which includes OD PCs. Due to this concentration of locations operated by these optometrists, disputes or regulatory issues with any of these optometrists could have a greater impact on our business.

We could be subject to franchise claims by optometrists that could limit our ability to conduct our business in the manner we deem appropriate.

We sublease office space to certain optometrists who enter into Trademark License Agreements with Enclave Advancement Group, Inc., one of our subsidiaries (“Enclave”). In the past we have been, and in the future may be, subject to claims that this leasing of space from us, coupled with the license from Enclave of trademarks, constitutes a franchise and thereby gives the tenant optometrists rights as franchisees. No assurance can be given that a claim, action or proceeding will not be brought against us or Enclave asserting that a franchise exists or that the success of any such claim would not impair the way in which we currently structure our relationships with optometrists.

Our future success will depend in part on our ability to build and maintain managed vision care relationships, most of which are not subject to contractual arrangements.

As an increasing percentage of patients enter into health care coverage arrangements with managed vision care payors, we believe that our success will be, in part, dependent upon our ability to participate in the managed vision care plans of employer groups and other private third party payors. Our existing managed vision care plans are, for the most part, not contractual and may be terminated with little or no notice. Currently, we participate in a managed vision care network that we anticipate being removed from in fiscal 2005, which presently accounts for approximately $5.0 million in annual revenues. We may not be able to establish or maintain satisfactory relationships with managed vision care and other third party payors, many of which have existing provider structures in place and may not be able or willing to change their provider networks. Some states have adopted, and others are considering, legislation that requires managed vision care payors to include any provider who is willing to abide by the terms of the managed vision care payor’s contracts and/or prohibit termination of providers without cause. These types of laws limit our ability to develop effective managed vision care provider networks in such states. This could adversely affect our ability to implement our business plan. Our inability to maintain our current relationships or enter into such arrangements in the future could have a material adverse effect on our revenue and cash flows.

We rely on third-party reimbursement, including government programs, for a portion of our net revenues, the future reduction of which could adversely affect our results of operations.

A significant portion of medical care in the United States is funded by government and private insurance plans, including managed vision care plans. For the fiscal year ended January 1, 2005 and the twenty-six week period ended July 2, 2005, approximately 30% and 32%, respectively, of our net revenues were derived from managed vision care plans. The health care industry is experiencing a trend toward cost-containment with government and private insurance plans seeking to impose lower reimbursement, utilization restrictions and risk-based compensation arrangements. Payments made under such programs may not remain at levels comparable to the present levels or be sufficient to cover the cost of the services we provide to plan beneficiaries. In addition, many private insurance plans may base their reimbursement rates on the government rates. Private insurance plans are also developing increasingly sophisticated methods of controlling health care costs through redesign of benefits and explorations of more cost-effective methods of delivering health care. Accordingly, reimbursement for purchase and use of eye care services may be limited or reduced, thereby adversely affecting our revenues and cash flows. Furthermore, government or private insurance plans may retrospectively and/or prospectively adjust payments to us in amounts which would have a material adverse effect on our cash flows and financial condition.

We expect to realize cost savings from new sourcing initiatives, but such benefits may not be realized to the extent anticipated, if at all.

We commenced an internal initiative to purchase value product and private label product directly from Chinese manufacturers. Such initiatives are ongoing. Although we believe that such initiatives will allow us to achieve significant cost savings we may be unable to source product in sufficient quantity, quality or price to meet our expectations. In such circumstances, we may not realize anticipated cost savings to the extent or in the time frame expected, if at all.

Our controlling shareholders have the ability to direct our operations and their interests may conflict with the interests of noteholders.

We are currently controlled by Moulin and Golden Gate. This control could be exercised in a manner that may be in conflict with the interests of noteholders. In addition, Moulin and Golden Gate have made and may, in the future, make significant investments in other companies, some of which may be competitors. Furthermore, under agreements to which Golden Gate and Moulin are parties, in certain circumstances, Golden Gate can force a sale of Eye Care Centers of America, Inc. to a third party. See “Certain relationships and related transactions-Stockholders agreement” and “—Put agreement.” In addition, as a result of the liquidation of Moulin, we expect that Moulin’s shares of our parent, ECCA Holdings, will be sold either as part of a larger sale of Moulin or otherwise. Any future owner may have interests that conflict with the interests of noteholders.

Technological advances may reduce the demand for our products or allow other optical retailers to offer eyewear at a lower cost than we can, which could have a material adverse effect on our results of operations.

Corneal refractive surgery procedures such as radial-keratotomy, photo-refractive keratotomy, LASIK, and future drug development, may change the demand for our products. As traditional eyewear users undergo laser vision correction procedures or other vision correction techniques, the demand for certain contact lenses and eyeglasses will decrease. A decrease in customer demand for these products could have a material adverse effect on sales of prescription eyewear. In addition, technological developments such as wafer technology and lens casting may render our current lens manufacturing method uncompetitive or obsolete. Future medical advances and technological developments may have a material adverse effect on our business and results of operations.

We may be exposed to a significant risk from malpractice and other related claims if we are unable to obtain adequate insurance, at acceptable costs, to protect us against potential liability claims.

The provision of professional eye care services entails an inherent risk of professional malpractice and other related claims. As a result of the relationship between affiliated optometrists and us, we may become subject to professional malpractice actions or claims under various theories relating to the professional services provided by these individuals. In addition, as a manufacturer of lenses, we are subject to claims for alleged defects in our products sold. Premiums for medical malpractice and other insurance may significantly increase which could adversely affect our results of operations and cash flows or force us to self insure against these potential claims. We may not be able to continue to obtain adequate liability insurance to cover claims asserted against us, in which event, our financial condition and results of operations could be adversely affected.

We depend on the ability and experience of certain members of our management team and their departure may have a material adverse effect on our results of operations.

To guide our operations, we rely on the skills of certain members of our senior management team, including our Chairman and Chief Executive Officer, David E. McComas, the loss of whom could have an adverse effect on our operations. Furthermore, other members of our senior management team have employment agreements with us that are terminable annually upon at least thirty days notice. Accordingly, key executives may not continue to work for us, and we may not be able to hire qualified replacements in a timely manner or at all, which could have a material adverse effect on our ability to implement our strategy and on our business operations.

Use of proceeds

We will not receive any cash proceeds from the exchange offer. Because we are exchanging the old notes for the exchange notes, which have substantially identical terms and evidence the same indebtedness as the old notes, the issuance of the old notes will not result in any increase in our indebtedness. The net proceeds from the offering of the old notes was $149.7 million. The net proceeds from the offering of the old notes, together with borrowings under our new senior credit facility and the equity investment of Moulin and Golden Gate, were used to pay a cash portion of the purchase price of the acquisition, to repay the old credit facility, to retire the retired notes and pay the related tender premium and accrued interest, and to pay all the related transaction fees and expenses.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of July 2, 2005.

You should read this table in conjunction with “Selected historical and pro forma consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our historical and pro forma consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

(Dollars in thousands)	As of July 2, 2005
Cash and cash equivalents	$21,397

Long-term debt, including current portion:
New senior credit facility:
Term loan facility	165,000
Revolving credit facility(1)	—
Old notes, net of discount	149,792
Capital leases	1,988

Total consolidated long-term debt, including current portion	316,780
Total shareholders’ equity	163,388

Total capitalization	$480,168

(1)	Under the new senior credit facility, we have revolving loan availability of up to $25.0 million. As of July 2, 2005 we had $25.0 million of borrowings available under our revolving credit facility, excluding approximately $3.0 million of letters of credit outstanding.

Selected historical and pro forma consolidated financial data

The following table sets forth our selected historical and pro forma consolidated financial data for the dates and periods indicated and should be read in conjunction with our historical consolidated financial statements and the related notes thereto, our pro forma consolidated financial statements and the related notes thereto and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the five fiscal years ended December 30, 2000, December 29, 2001, December 28, 2002, December 27, 2003 and January 1, 2005 are derived from our audited consolidated financial statements. The selected historical consolidated financial data as of and for the twenty-six weeks ended June 26, 2004 and July 2, 2005 are derived from our unaudited consolidated financial statements and reflect all normal, recurring adjustments that, in the opinion of management, are necessary for a fair presentation of our financial position, results of operations and cash flows for such periods. In order to provide the most beneficial performance comparison, the results of our predecessor for the period January 2, 2005 to March 1, 2005 have been combined with the period March 2, 2005 to July 2, 2005 to represent a total twenty-six week period. Our results for the twenty-six weeks ended July 2, 2005 are not necessarily indicative of the results to be expected for the 2005 fiscal year or any other period. The selected pro forma consolidated statement of operations data for the fiscal year ended January 1, 2005 and the twenty-six weeks ended July 2, 2005 gives effect to the transactions as if they had occurred as of December 28, 2003 and January 2, 2005, respectively, and have been derived from our historical consolidated financial statements. The pro forma adjustments are based upon available information and certain assumptions that we consider reasonable. The pro forma consolidated financial data is not necessarily indicative of the results of operations that would have been achieved had the transactions been consummated on December 28, 2003 or January 2, 2005 or that will be achieved in the future.

In order to comply with regulations in certain states regarding the practice of optometry, we sublease 64 stores to professional corporations or other entities controlled by optometrists, which we refer to as OD PCs. We manage these stores pursuant to long-term management agreements. Although we do not own the OD PCs, under GAAP we consolidate the assets, liabilities, results of operations and cash flows of 51 of the 64 stores owned by OD PCs.

	Fiscal year ended										Twenty-six weeks ended
(Dollars in thousands)	December 30, 2000	December 29, 2001	December 28, 2002		December 27, 2003		January 1, 2005		Pro forma January 1, 2005		June 26, 2004		July 2, 2005	Pro forma July 2, 2005
Statement of operations data:									(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)

Net revenues	$338,457	$336,034	$363,667		$369,852		$399,468		$399,468		$206,198		$213,624	$213,624
Operating costs and expenses:
Cost of goods sold	107,449	104,446	112,471		114,578		125,489		125,489		63,419		64,616	64,616
Selling, general and administrative(1)	204,365	203,187	212,779		218,702		231,615		233,070		116,243		120,340	120,590
Store closure expense	3,580	—	—		—		—		—		—		—	—
Amortization of intangible assets(2)	9,136	8,697	1,865		165		—		—		—		—	—
Transaction expenses	—	—	—		—		—		—		—		15,642	—

Total costs and expenses	324,530	316,330	327,115		333,445		357,104		358,559		179,662		200,598	185,206

Operating income	13,927	19,704	36,552		36,407		42,364		40,909		26,536		13,026	28,418
Interest expense, net	28,695	27,537	21,051		20,200		20,216		29,705		9,702		13,464	14,961

Income (loss) before income taxes	(14,768)	(7,833)	15,501		16,207		22,148		11,204		16,834		(438)	13,457
Income tax expense (benefit)	766	1,239	1,258		(9,600)		5,302		1,472		5,531		1,569	5,383

Net income (loss)	(15,534)	(9,072)	14,243		25,807		16,846		9,732		11,303		(2,007)	8,074
Preferred stock dividends	5,086	5,780	6,569		7,466		8,656		—		4,107		1,493	—

Net income (loss) available to common shareholders	$(20,620)	$(14,852)	$7,674		$18,341		$8,190		9,732		$7,196		$(3,500)	$8,074

Store level data:

Comparable store sales growth(3)	0.9%	(1.4)%	5.6%		(0.3)%		3.7%		3.7%		2.7%		3.8%	3.8%
Number of stores (at period end)	361	359	363		371		377		377		377		377	377
Sales per store(4)	$940	$935	$1,009		$1,010		$1,064		$1,064

Other financial data:

Depreciation and amortization	29,601	29,047	20,626		16,818		15,907		15,907		7,960		7,414	7,414
Capital expenditures	18,932	10,491	10,668		10,971		10,639				5,949		5,865	5,865
Gross margin(5)	68.0%	68.6%	68.8%		68.7%		68.3%		68.3%		69.0%		69.5%	69.5%
Ratio of earnings to fixed charges(6)			1.52	x	1.56	x	1.76	x	1.29	x	2.19	x		1.69	x
Net cash provided by operating activities	11,216	27,373	34,363		27,412		24,821				22,904		29,154

	As of
(Dollars in thousands)	December 30, 2000	December 29, 2001	December 28, 2002	December 27, 2003	January 1, 2005	July 2, 2005
						(Unaudited)
Balance sheet data:

Cash and cash equivalents	$3,971	$3,372	$3,450	$3,809	$3,098	$21,397
Total assets(2)	250,920	223,676	217,056	225,526	225,549	540,845
Long-term debt, including current maturities	291,376	274,563	254,633	238,825	223,913	316,780
Preferred stock	42,354	48,134	54,703	62,169	70,825	—
Total shareholders’ equity (deficit)	(92,718)	(102,499)	(89,121)	(63,629)	(47,673)	163,388

(1)	Included in the selling, general and administrative expenses during the year ended December 28, 2002 is a gain related to the extinguishment of debt of $0.9 million. This amount has been classified in operating cost and expenses in accordance with SFAS No. 145, “Recession of FASB Statements No. 4, 44 and 64,” “Amendment of FASB Statement No. 13 and Technical Corrections.”

(2)	We adopted SFAS No. 142 “Goodwill and Other Intangibles” on December 30, 2001. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to an annual assessment for impairment applying a fair value test. The effect of adopting SFAS No. 142 would have decreased amortization expense for the years ended December 30, 2000 and December 29, 2001 by $5.2 million and $5.3 million, respectively. Total assets includes goodwill of $107.4 million as of December 28, 2002, December 27, 2003 and January 1, 2005.

(3)	Comparable store sales growth is calculated comparing net revenues for the period indicated to net revenues of the equivalent prior period for all stores open at least twelve months during such prior period.

(4)	Sales per store is calculated on a monthly basis by dividing total net revenues by the total number of stores open during the period. Annual sales per store is the sum of the monthly calculations.

(5)	Gross margin is cost of goods sold as a percentage of optical sales in a period.

(6)	For the purposes of determining the ratio of earnings to fixed charges, “earnings” represents income (loss) before income tax expense plus fixed charges. “Fixed charges” consists of interest, amortization of debt issuance costs and a portion of rent, which is representative of interest factor. For the fiscal years ended December 30, 2000 and December 29, 2001 and the twenty-six weeks ended July 2, 2005 our earnings were insufficient to cover fixed charges by $14.8 million, $7.8 million and $0.4 million, respectively.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion includes certain forward-looking statements. For a discussion of important factors, including the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Forward-looking statements” and “Risk factors.”

Introduction

We are the third largest operator of optical retail stores in the United States as measured by revenue. We currently operate 378 stores in 34 states, including 314 directly-owned stores and 64 stores owned by an optometrist’s professional entity (an “OD PC”), which we manage under long-term management agreements. Our consolidated financial information includes the results of our 314 directly-owned stores, as well as the results of 51 of the 64 stores operated by an OD PC. The remaining 13 stores operated by an OD PC are not consolidated and we recognize as management fee revenue only the cash flows we earn pursuant to the terms of management agreements for those 13 OD PC-operated stores.

Our net revenues are comprised of optical sales, net of discounts and promotions, from our 365 consolidated stores as well as management fees from the 13 stores owned by OD PCs that are not consolidated in our results. Optical sales include sales of frames, lenses (including lens treatments), contact lenses and eyeglass warranties at all of our 365 consolidated stores, as well as the professional fees of the optometrists at 179 of the stores. These 179 stores include 85 stores where the optometrist is our employee or an independent contractor, the 51 stores operated by an OD PC that are consolidated in our results and the 43 stores with independent optometrists for whom we provide management services. The management fees from the 13 unconsolidated OD PC-operated stores are based on the performance of the stores.

Our operating costs and expenses are comprised of costs of goods sold and selling, general and administrative expenses. Cost of goods sold primarily includes the cost of eyeglass frames, opthamalic lenses, contact lenses, lab manufacturing costs and buying, warehousing, distribution, shipping and delivery costs. Selling, general and administrative expenses primarily include retail payroll, doctor payroll, occupancy, overhead, advertising and depreciation. Occupancy, overhead and depreciation are less variable relative to sales levels than other components of selling, general and administrative expenses.

In this management’s discussion and analysis we use the terms “gross profit,” “gross margin,” “comparable store sales,” “comparable transaction volume” and “average ticket price” to compare our period-over-period performance. Gross profit is defined as optical sales less cost of goods sold in a period. Gross margin is defined as gross profit as a percentage of optical sales in a period. Comparable store sales is calculated by comparing net revenues for a period to net revenues of the equivalent prior period for all stores open at least twelve months during such prior period. Comparable transaction volume is based on the number of comparable store sales in a period. Average ticket price is calculated by dividing net revenues by transaction volume in a period.

We believe that the key driver of our performance is our ability to grow revenue without increasing costs at the same rate by (i) increasing comparable transaction volume by offering value and convenience, (ii) actively managing our store base in targeted markets and (iii) pursuing fee-for-service funded managed vision care relationships. Our performance is also affected by general economic conditions and consumer confidence.

We primarily grow optical sales by offering value and convenience to our customers. Since fiscal 2001, we have focused on our value strategy, which includes a promotion of two complete pairs of single vision eyewear for $99. We believe our value strategy results in increased comparable transaction volume and also believe it encourages customers to purchase higher margin lenses, lens treatments and accessories, which increases average ticket price.

We also grow optical sales and leverage costs through selective store base expansion by opening new stores in targeted markets. Until a new store matures, its operating costs as a percentage of optical sales are generally higher than that of an established store. Accordingly, the expenses related to opening new stores adversely affects our results in that period. Over the longer term, opening a new store in an existing market allows us to leverage existing advertising, field management and overhead to mitigate margin pressure. When entering a new market, we seek to achieve sufficient market penetration to generate brand awareness and economies of scale in advertising, field management and overhead. Consistent with our strategic objectives, we believe the opportunity exists to open an average of 10 to 15 new stores per year over the next two years in existing and new markets. We also manage costs by closing stores that do not meet our performance expectations. Store openings and store closures affect period over period comparisons.

We have made a strategic decision to pursue fee-for-service funded managed vision care plans. Fee-for-service funded managed vision care plans consist of insurance relationships where we receive set fees for services provided to participants of a plan as opposed to capitated funded managed vision care plans where we receive a set fee per plan participant to provide any and all services requested by participants of such plan. Under a fee-for-service funded managed vision care plan we benefit from participants’ utilization of the plan, whereas under a capitated funded managed vision care plan we bear risk related to the level at which participants utilize such plan. Substantially all of our current funded managed vision care plans are fee-for-service funded managed vision care plans. Our managed vision care plans also include discount managed vision care plans where participants receive a set discount on eye care products. We believe that participation in managed vision care plans will continue to benefit us and other large optical retail chains with strong local market shares, broad geographic coverage and sophisticated management information and billing systems. We expect that optical revenues derived from managed vision care plans will continue to account for approximately 30% of our net revenues, but that the percentage attributable to fee-for-service funded managed vision care plans will increase as revenues from discount managed vision care plans decline. While the average ticket price on products purchased under managed vision care plans is typically slightly lower than a non-managed vision care sale, managed vision care plan transactions generally earn comparable operating profit margins as they require less promotional spending and advertising support. We believe that the increased volume resulting from managed vision care plans also compensates for the lower average ticket price.

Results of operations

The following table sets forth the percentage relationship to net revenues of certain income statement data. The year-to-year and period-to-period comparisons of financial results are not necessarily indicative of future results.

	Fiscal year ended			Twenty-six weeks ended
	December 28, 2002	December 27, 2003	January 1, 2005	June 26, 2004	July 2, 2005
Net revenues:
Optical sales	99.1%	99.1%	99.2%	99.1%	99.2%
Management fees	0.9	0.9	0.8	0.9	0.8

Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Cost of goods sold(1)	31.2	31.3	31.7	31.0	30.5
Selling, general and administrative expenses(1)	59.1	59.7	58.5	56.9	56.8
Amortization of intangibles	0.5	—	—	—	—
Transaction expenses	—	—	—	—	7.3
Total operating costs and expenses	89.9	90.2	89.4	87.1	93.9

Income from operations	10.1	9.8	10.6	12.9	6.1
Interest expense, net	5.8	5.4	5.1	4.7	6.3

Income before income taxes	4.3	4.4	5.5	8.2	(0.2)
Income tax expense/(benefit)	0.4	(2.6)	1.3	2.7	0.7

Net income/(loss)	3.9	7.0	4.2	5.5	(0.9)

(1)	Percentages based on optical sales only (as described above under “—Introduction”).

The following is a discussion of certain factors affecting our results of operations and our liquidity and capital resources. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The Twenty-Six Weeks Ended July 2, 2005 Compared to the Twenty-Six Weeks Ended June 26, 2004.

Net Revenues. The increase in net revenues to $213.6 million for the twenty-six weeks ended July 2, 2005 from $206.2 million for the twenty-six weeks ended June 26, 2004 was largely the result of a comparable store sales increase of 3.8% compared to the first two quarters of fiscal 2004. Our daily revenues dramatically increase after Christmas day. Fiscal 2005 started on January 2 whereas fiscal 2004 started on December 28 resulting in the loss of several high revenue days in the first quarter of 2005. In addition, we opened two stores and closed two stores in the first two quarters of fiscal 2005. Net revenues attributable to the new stores opened in the first two quarters of fiscal 2005 were $0.4 million. The increase in net revenues attributable to the effect of stores opened in fiscal 2004 being open all of the first two quarters of fiscal 2005 was $1.9 million. Comparable transaction volume increased slightly by 0.9% compared to the first two quarters of fiscal 2004 while average ticket prices increased by 2.9% compared to the first two quarters of fiscal 2004. The increase in comparable store sales and average ticket prices was the result of an increase in frame retail prices and an increase in the sales mix of transitions and polarized lenses. Total managed vision care sales increased by 8.0% compared to the first two quarters of fiscal 2004. The total managed vision care sales increase was primarily due to an increase in plans offered by our two largest managed vision care partners.

Gross Profit. Gross profit increased to $147.3 million for the twenty-six weeks ended July 2, 2005 from $141.0 million for the twenty-six weeks ended June 26, 2004. Gross profit as a percentage of optical sales increased to 69.5% for the twenty-six weeks ended July 2, 2005 as compared to 69.0% for the twenty-six weeks ended June 26, 2004. This increase was primarily the result of an increase in optical retail prices and an increase in the sales mix of non-branded product which has higher gross margins than branded product offset by increases in our lab manufacturing expenditures.

Selling General & Administrative Expenses (SG&A). SG&A increased to $120.3 million for the twenty-six weeks ended July 2, 2005 from $116.2 million for the twenty-six weeks ended June 26, 2004. SG&A, as a percentage of optical sales, remained relatively consistent at 56.8% for the twenty-six weeks ended July 2, 2005 from 56.9% for the twenty-six weeks ended June 26, 2004. We were able to leverage some of our fixed expenditures such as depreciation and occupancy which were offset by increased advertising and payroll expenditures in the first quarter of fiscal 2005.

Transaction Expenses. Transaction expenses were $15.6 million for the twenty-six weeks ended July 2, 2005, all of which were incurred in the period ended March 1, 2005. There were no transaction expenses for the twenty-six weeks ended June 26, 2004. The transaction expenses relate to the acquisition of us by Moulin Global Eyecare Holdings Limited and Golden Gate Capital, which we refer to as the acquisition, which occurred during the first quarter of fiscal 2005, and include seller expenses, management bonuses, write off of debt financing costs and call premium on the redemption of the old notes.

Net Interest Expense. Net interest expense increased to $13.5 million for the twenty-six weeks ended July 2, 2005 from $9.7 million for the twenty-six weeks ended June 26, 2004. This increase was primarily due to larger outstanding debt balances as a result of the acquisition and an increase in interest rates as compared to the first two quarters of fiscal 2004.

Income Tax Expense. Income tax expense decreased to $1.6 million for the twenty-six weeks ended July 2, 2005 from $5.5 million for the twenty-six weeks ended June 26, 2004. The effective tax rate increased from 32.9% to 40.0%. The 32.9% effective tax rate for the twenty-six weeks ended June 26, 2004 was due to the utilization of our net operating loss deduction while the effective tax rate for the twenty-six weeks ended July 2, 2005 was affected by our transaction expenses and their tax deductibility.

Net Income (Loss). Net loss was $2.0 million for the twenty-six weeks ended July 2, 2005 compared to net income of $11.3 million for the twenty-six weeks ended June 26, 2004. This was primarily as a result of the transaction expenses and the increase in interest expense.

Fiscal 2004 compared to fiscal 2003

Net revenues. Fiscal 2004 was a 53-week year compared to a 52-week fiscal year for 2003. Net revenues increased to $399.5 million in fiscal 2004 from $369.9 million in fiscal 2003, as a result of the addition of seven new stores since the end of fiscal 2003, four of which were opened in the Atlanta market, and an increase in comparable store sales. The opening of these seven new stores was partially offset by the closing of one store during fiscal 2004. Net revenues attributable to the new stores opened in fiscal 2004 were $3.2 million. The increase in net revenues attributable to the full year effect of stores opened in fiscal 2003 being open all of fiscal 2004 was $4.8 million. Comparable store sales increased by 4.9%. We believe incremental net revenues from the fifty-third week contributed approximately 1.9% to comparable store sales. Comparable transaction volume increased by 0.7%, and average ticket prices increased by 2.3% in fiscal 2004 compared to fiscal 2003. We believe the increases in comparable store sales and comparable transaction volume was primarily the result of an overall improvement in the retail optical market and increased promotional activity in fiscal 2004. The increase in average ticket prices was largely the result of the increase in the sales mix of branded frames which carry higher prices than non-branded frames. Approximately 30.2% of our optical revenues were derived from managed vision care plans in fiscal 2004 compared to 31.6% in fiscal 2003. A decline in our participation in managed vision care plans and the shift of managed vision care participants to our retail value promotions in fiscal 2004 was largely offset by growth in existing fee-for-service funded managed vision care plans, sales under which increased by 5.5% for fiscal 2004.

Gross profit. Gross profit increased to $270.6 million in fiscal 2004 from $252.0 million in fiscal 2003, primarily as a result of an increase in optical sales. Gross margin decreased to 68.3% in fiscal 2004 from 68.7% in fiscal 2003. This decrease was largely due to an increase in the volume of branded frames, which are lower margin products, sold in the period as well as higher lab manufacturing costs.

Selling, general & administrative expenses (SG&A). SG&A increased to $231.7 million in fiscal 2004 from $218.7 million in fiscal 2003, which is consistent with the increase in sales. SG&A as a percentage of optical sales decreased to 58.5% in fiscal 2004 from 59.7% in fiscal 2003. This percentage decrease was primarily due to an increase in optical sales while certain components of SG&A remained relatively stable compared to fiscal 2003. In connection with our proposed initial public offering of investment units, the Company incurred $0.6 million in expenses. The offering was not completed, the registration statement filed with the SEC was withdrawn on December 10, 2004 and all related expenses were written off during fiscal 2004.

Amortization expense. There was no amortization expense for fiscal 2004 compared to $0.2 million of amortization expense for fiscal 2003. Our amortizable intangible balances have been fully amortized.

Net interest expense. Net interest expense remained flat at $20.2 million for fiscal 2004 and fiscal 2003.

Income tax benefit. Income tax expense was $5.3 million in fiscal 2004 compared to a benefit of $9.6 million in fiscal 2003. This increase was primarily due to utilization of the Company’s net operating loss for tax purposes during fiscal 2003, as well as the removal of the valuation allowance on deferred tax assets in fiscal 2003.

Net income. Net income decreased to $16.8 million in fiscal 2004 from $25.8 million in fiscal 2003, as a result of the factors described above.

Fiscal 2003 compared to fiscal 2002

Net revenues. Net revenues increased to $369.9 million in fiscal 2003 from $363.7 million in fiscal 2002, largely the result of the addition of 10 new stores since the end of fiscal 2002, nine of which were opened in the Atlanta market. The opening of these 10 new stores was partially offset by the closing of two stores during fiscal 2003. Net revenues attributable to the new stores opened in fiscal 2003 were $4.2 million. The increase in net revenues attributable to the full year effect of stores opened in fiscal 2002 being open all of fiscal 2003 was $4.1 million. Comparable store sales decreased by 0.3% and comparable transaction volume decreased by 0.4%, while average ticket prices increased by 0.2% in fiscal 2003 compared to fiscal 2002. We believe this relatively flat performance was largely the result of the lack of overall growth in the optical retail market and a sluggish economy for the majority of fiscal 2003. Approximately 31.6% of our optical revenues were derived from managed vision care plans in fiscal 2003 compared to 39.4% in fiscal 2002. The decline was primarily due to (i) our decision to discontinue participation in certain discount managed vision care plans and (ii) the shift of managed vision care participants to our retail value promotion. This decline was partly offset by increased participation in fee-for-service funded managed vision care plans, sales under which increased by 6.2% for fiscal 2003.

Gross profit. Gross profit increased to $252.0 million in fiscal 2003 from $247.8 million in fiscal 2002, primarily as a result of an increase in optical sales. Gross margin decreased to 68.7% in fiscal 2003 from 68.8% in fiscal 2002. This relatively flat trend was due to an increase in professional fees as a percentage of optical sales offset by an increase in the volume of contact lens sales, which typically have lower gross margins. Non-branded frames have lower wholesale purchase prices than branded frames resulting in higher margins.

Selling, general & administrative expenses (SG&A). SG&A increased to $218.7 million in fiscal 2003 from $212.8 million in fiscal 2002. SG&A as a percentage of optical sales increased to 59.7% in fiscal 2003 from 59.1% in fiscal 2002. This increase was due to a change in the structure of our doctor relationships in eight of our markets, which resulted in increased doctor payroll expenditures, as well as new store openings which resulted in an increase in initial store opening, payroll and occupancy expenditures in fiscal 2003.

Amortization expense. Amortization expense decreased to $0.2 million for fiscal 2003 from $1.9 million in fiscal 2002 as the related intangible asset was fully amortized.

Net interest expense. Net interest expense decreased to $20.2 million for fiscal 2003 from $21.1 million for fiscal 2002. This decrease was primarily due to lower outstanding debt balances during fiscal 2003.

Income tax benefit. Income tax benefit increased to $9.6 million in fiscal 2003 from a $1.3 million expense in 2002, due to the increase in the related deferred tax asset of $14.0 million. The recognition of the deferred tax asset is the result of the removal of the valuation allowance on deferred tax assets because of our history of taxable income and high probability of future taxable income.

Net income. Net income increased to $25.8 million in fiscal 2003 from $14.2 million in fiscal 2002, primarily as a result of the tax benefit realized in fiscal 2003 and increased net revenues.

Liquidity and capital resources

Sources of capital

Our short-term and long-term liquidity needs will arise primarily from: (i) interest payments primarily related to our new senior credit facility and the notes; (ii) capital expenditures, including those for opening new stores; and (iii) working capital requirements as may be needed to support our business. We intend to fund our operations, interest expense, capital expenditures and working capital requirements principally from cash from operations. We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the cash necessary to fund our operations, interest expense, capital expenditures and working capital requirements. There are currently no restrictions on the ability of our subsidiaries to transfer funds to us.

Cash flows from operating activities provided net cash of $29.2 million for the twenty-six weeks ended July 2, 2005 and $22.9 million for the twenty-six weeks ended June 26, 2004. Cash flows from operating activities provided net cash for fiscal 2004, 2003 and 2002 of $24.8 million, $27.4 million and $34.4 million, respectively. Our other sources of capital are cash on hand and funding from our revolving credit facility. As of July 2, 2005 we had $21.4 million of cash available to meet our obligations. We had $25.0 million of borrowings available under the $25.0 million revolving portion of our new senior credit facility, excluding $3.0 million letters of credit outstanding.

Payments on debt and issuance of debt, as well as equity transactions related to the acquisition have been our principal financing activities. Cash flows used in financing activities were $5.0 million for the twenty-six weeks ended July 2, 2005. Cash flows used in financing activities were $15.2 million for the twenty-six weeks ended June 26, 2004. Cash flows used in financing activities for fiscal 2004, 2003 and 2002 were $14.9 million, $16.1 million and $23.6 million, respectively.

Our working capital primarily consists of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses and was $15.4 million as of July 2, 2005.

Capital expenditures were $5.9 million for both the twenty-six weeks ended July 2, 2005 and June 26, 2004. Capital expenditures for fiscal 2004, 2003 and 2002 were $10.6 million, $11.0 million and $10.7 million, respectively, and were and are our principal uses of cash for investing activities. The table below sets forth the components of these capital expenditures for fiscal 2002, 2003 and 2004.

	Fiscal year ended			Twenty-six weeks ended
(Dollars in millions)	December 28, 2002	December 27, 2003	January 1, 2005	June 26, 2004	July 2, 2005
Expenditure category:
New stores	$2.9	$3.7	$2.7	$2.9	$2.9
Information systems	1.8	1.4	1.5	0.9	0.4
Lab equipment	1.4	2.4	1.4	0.6	1.2
Store maintenance and remodeling	4.4	3.3	4.9	1.2	1.0
Other	0.2	0.2	0.1	0.3	0.4

Total capital Expenditures	$10.7	$11.0	$10.6	$5.9	$5.9

Capital expenditures for fiscal 2005 are projected to be approximately $11.0 million. Of the planned 2005 capital expenditures, approximately $2.8 million is related to commitments to new stores and approximately $8.2 million is expected to be for improvement of existing facilities and systems.

In 1998, we issued $100.0 million aggregate principal amount of our 9 1/8% Senior Subordinated Notes due 2008 and $50.0 million aggregate principal amount of our Floating Interest Rate Subordinated Term Securities due 2008. In connection with entering into our old credit facility in December 2002, we redeemed $20.0 million principal amount of our Floating Interest Rate Subordinated Term Securities. On March 1, 2005, we paid $129 million to purchase retired notes tendered pursuant to the tender offer. On March 4, 2005, we delivered a notice of redemption to redeem on and as of May 2, 2005 all of our outstanding 9 1/8% Senior Subordinated Notes due 2008 that were not tendered in the tender offer in the amount of $8.3 million, which includes accrued and unpaid interest up to but not including May 2, 2005.

For a summary description of our debt after the consummation of the transactions, see “Description of new senior credit facility” and “Description of notes.”

Based upon current operations, we believe that our cash flows from operations, together with borrowings that are available under the $25.0 million revolving credit facility portion of our new senior credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures and scheduled principal and interest payments through the next 12 months. Our ability to satisfy our financial covenants under our new senior credit facility, meet our debt service obligations and reduce our debt will be dependent on our future performance, which in turn, will be subject to general economic conditions and to financial, business, and other factors, including factors beyond our control. We believe that our ability to repay amounts outstanding under our new senior credit facility and the notes at maturity will likely require additional financing, which may not be available to us on acceptable terms, if at all. A portion of our debt bears interest at floating rates; therefore, our financial condition is and will continue to be affected by changes in prevailing interest rates.

Commitments and contractual obligations

The following table discloses aggregate information about our contractual cash obligations as of July 2, 2005 and the periods in which payments are due:

	Payments due by period
(Dollars in thousands)	Total	Less than 1 yr	1 to 3 yrs	3 to 5 yrs	More than 5 yrs
Long-term debt obligations(1)	$314,792	$1,650	$3,300	$3,300	$306,542
Capital lease obligations	1,988	292	862	821	13
Operating lease obligations(2)	146,667	30,770	53,940	36,646	25,311
Interest on long-term debt obligations(3)	227,051	27,007	53,674	53,245	93,124

Total future payments on contractual obligations	$690,498	$59,719	$111,776	$94,012	$424,990

(1)	Does not include interest payable on outstanding long-term debt obligations, including 10.75% annual interest on $152.0 million aggregate principal amount of notes and interest on approximately $165.0 million of floating rate debt under our new senior credit facility. See “Description of new senior credit facility—Interest.” Does not include mandatory annual prepayments of the term loan facility based on defined excess cash flows. See “Description of new senior credit facility—Mandatory prepayment.”
(2)	Our operating leases generally have a 10-year duration. We renew approximately 40 to 50 operating leases annually. Rental payments on leases to be renewed could be subject to change.
(3)	Represents interest payable on outstanding long-term debt obligations, including 10.75% annual interest on $152.0 million aggregate principal amount of notes and 6.5% annual interest on $165.0 million of floating rate debt under our new senior credit facility. The assumed 6.5% interest on the new senior credit facility represents current rates at July 2, 2005. The new senior credit facility has quarterly principal payments of $412,500 and a final payment of $153,862,500 due March 1, 2012.

Off-balance sheet arrangements

As of July 2, 2005, our only off-balance sheet arrangements were letters of credit, in the amount of $3.0 million, issued under our old credit facility primarily to insurance companies and remain outstanding under our new senior credit facility.

Critical accounting policies

Critical accounting policies are those that require us to make assumptions that are difficult or complex about matters that are uncertain and may change in subsequent periods, resulting in changes to reported results.

Our significant accounting policies are described in note 2 in the audited consolidated financials statements located elsewhere in this prospectus. The majority of these accounting policies do not require us to make difficult, subjective or complex judgments or estimates or the variability of the estimates is not material. However, the following policies could be deemed critical and require us to make judgments and estimates. We have discussed these critical accounting policies with the audit committee of the board of directors.

•	Accounts receivable are primarily from third-party payors related to the sale of eyewear and include receivables from insurance reimbursements, optometrist management fees, credit card companies, merchandise, rent and license fee receivables. Our allowance for doubtful accounts requires significant estimation and primarily consists of amounts owed to us by third party insurance payors. This estimate is based on the historical ratio of collections to billings and adjustments to estimates of contractual reimbursement arrangements from third-party payors. Our allowance for doubtful accounts was $3.2 million and $3.6 million at January 1, 2005 and July 2, 2005, respectively. Revenues from third-party payors under managed vision care plans include estimated adjustments based on historical experience under the terms of the payor contracts with such third-party payors.

•

Inventory consists principally of eyeglass frames, ophthalmic lenses and contact lenses and is stated at the lower of cost or market. Cost is determined using the weighted average method which approximates the first-in, first-out (FIFO) method. Our inventory reserves require significant estimation and are based on product with low turnover or deemed by us to be unsaleable and an estimate of shrinkage, which is the variance between the expected balance and the actual physical counts of inventory. Our inventory reserve was $0.7 million and $1.0 million at January 1, 2005 and July 2, 2005, respectively.

•	All identified intangible assets have been fully amortized as of December 27, 2003. In accordance with SFAS No. 142, we have defined our reporting unit as the consolidated Company and performed our annual assessment of goodwill on a consolidated basis as of January 1, 2005, and based upon our analysis, we believe that no impairment of goodwill exists. There have been no indicators of impairment since this assessment.

•	Valuation allowances for deferred tax assets reduce deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable due to taxable losses. Although realization is not assured, due to historical taxable income and the probability of future taxable income, we believe it is more likely than not that all of the deferred tax asset will be realized.

•	We maintain our own self-insurance group health plan. The plan provides medical benefits for participating employees. We have an employers’ stop loss insurance policy to cover individual claims in excess of $200,000 per employee. The amount charged to health insurance expense is based on estimates of future liabilities under the plan obtained from an independent actuarial firm. We believe the accrued liability of approximately $1.0 million and $1.6 million, which is included in other accrued expenses, as of January 1, 2005 and July 2, 2005, respectively, is adequate to cover future benefit payments for claims that occurred prior to July 2, 2005.

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than the beginning of the first interim period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of statement 123(R)’s fair value method will have an impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of

Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options) and there were no amounts recognized in prior periods for such excess tax deductions as there were no exercises of options.

Inflation

The impact of inflation on our operations has not been significant to date. While we do not believe our business is highly sensitive to inflation, there can be no assurance that a high rate of inflation would not have an adverse impact on our operations.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We do not enter into derivative or other financial instruments for trading or speculative purposes.

Interest rate risk

Our primary market risk exposure is interest rate risk. All of our borrowing under our new senior credit facility bear interest at a floating rate. As of July 2, 2005, we had approximately $165.0 million of long-term floating-rate debt under our new senior credit facility. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% change in the interest rate under our new senior credit facility, our annual interest expense would change by approximately $1.7 million. See “Description of new senior credit facility-Interest.” In the event of changes in interest rates, we may take actions to mitigate our exposure by effectively fixing the interest rate on all or a portion of our floating rate debt. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such actions.

Business

Overview

We are the third largest operator of optical retail stores in the United States as measured by revenue. We currently operate 378 stores in 34 states, offering a broad assortment of high-quality eyeglasses and other eye care products. We believe we provide a value offering which differentiates us from our competitors in the optical retail industry. Substantially all of our stores carry between 600 and 800 different styles of branded, private label and non-branded frames, which we pair with advanced eyeglass lens and lens treatment technologies and offer to our customers at attractive prices. We provide extensive in-house lens processing capabilities in most of our stores, allowing those stores to offer our customers one-hour service on most prescriptions. Optometrists located within or adjacent to all of our stores provide convenient eye exams, which we believe results in strong customer loyalty and a consistent source of optical retail customers. We believe this comprehensive eye care offering, in combination with our value-oriented pricing strategy and marketing tag line “Why Pay More?”, represents a compelling value proposition to consumers.

Our stores are located primarily in the Southwest, Midwest and Southeast, along the Gulf Coast and Atlantic Coast and in the Pacific Northwest regions of the United States. Our strategy of clustering stores within targeted markets allows us to build local market leadership and strong consumer brand awareness, as well as achieve economies of scale in advertising and field management. We believe that we hold either the number one or two market share position in each of our top 10 markets, comprised of Washington, D.C., Houston, Dallas, Louisville, Tampa/St. Petersburg, Minneapolis/St. Paul, Phoenix, Nashville, Milwaukee and Miami/Ft. Lauderdale.

Optical retail industry

We operate in the U.S. optical retail industry, which generated an estimated $16.7 billion in sales in 2004.

The following chart sets forth expenditures (based upon products sold) in the optical retail market over the decade 1995 to 2004, based on Jobson research reports.

U.S. optical retail sales by sector 1995-2004

(Dollars in billions)	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004E
Lenses/treatments	$6.8	$7.2	$7.6	$7.9	$8.0	$8.3	$8.1	$8.5	$8.7	$8.9
Frames	4.4	4.6	5.0	5.0	5.3	5.5	5.2	5.2	5.1	5.3
Sunglasses	0.7	0.9	0.9	0.8	0.7	0.7	0.6	0.6	0.6	0.5
Contact lenses	1.9	1.9	1.9	2.0	2.0	2.0	2.0	1.9	1.9	2.0

Total	$13.8	$14.6	$15.4	$15.7	$16.0	$16.5	$15.9	$16.2	$16.3	$16.7

(E)	Estimates for 2004.

We believe that the optical retail market is characterized by the following trends:

•	Favorable demographics. As of June 2004, approximately 73% of the U.S. population age 18 and over (or more than 150 million individuals), including 89% of people over the age of 55, required some form of corrective eyewear. In addition to their higher utilization of corrective eyewear, the over-55 segment spends more per pair of glasses purchased due to their need for premium priced products like bifocals and progressive lenses and their generally higher levels of discretionary income. As the “baby boom” generation ages and life expectancies increase, we believe that this demographic trend is likely to increase the number of eyewear customers.

•

Increasing role of managed vision care. Managed vision care plans, such as those offered by insurance companies and Medicare, have become an important factor in the optical retail industry, representing approximately 35% to 40% of the unit volume of the optical retail market in 2002. Managed vision care, including the benefits of routine annual eye examinations and eyewear discounts, is being utilized by a growing number of consumers. Since regular eye examinations may assist in the identification and prevention of more serious conditions, managed vision care plans encourage members to have their eyes examined more regularly, which in turn typically results in more frequent eyewear replacement. We believe that large optical retail chains are well positioned to capitalize on the growth in participation in managed vision care plans as payors look to develop relationships with chains who deliver superior customer service, have strong local brand awareness, offer competitive prices, provide multiple convenient locations with flexible hours of operation and possess sophisticated management information and billing systems.

•	New product innovations. Since the late 1980s, several technological innovations have led to the introduction of new optical lenses and lens treatments, including progressive addition lenses (no-line bifocal lenses), high-index and aspheric lenses (thinner and lighter lenses), polycarbonate lenses (shatter resistant lenses) and anti-reflective lens coatings. These innovative products are popular among consumers, generally command premium prices and yield higher margins. The average retail price for all lenses and lens treatments has increased from $88 to $109 between 1995 and 2003, reflecting, in part, the rising popularity of these products.

•	LASIK surgery. Laser In-Situ Keratomileusis, or LASIK, was introduced in 1996 as an alternative to eyeglasses and contacts. In 2000, eye care professionals performed laser vision correction surgery procedures on approximately 725,000 people in the United States. Despite the initial rapid growth, as of June 2004, Jobson estimates that since the introduction of LASIK only 2.1% of the U.S. population requiring corrective eyewear has had the LASIK procedure. Over the last five years, the number of people that have had the LASIK procedure has averaged approximately 700,000 people per year. The LASIK procedure is relatively expensive and is generally not covered by health insurance. We believe LASIK is unlikely to significantly impact the eyeglass market in the near future.

We believe the optical retail industry differs in many respects from other traditional retailing sectors. The medical and non-discretionary nature of eye care purchases provides optical retailers with a consistent source of customers and moderate seasonal fluctuations in sales relative to other sectors of the retail industry. In addition, we believe annual wellness exams provided by optometrists result in repeat business and customer loyalty. The stability of the optical retail industry is also reinforced by the frequency of the replacement of eyeglasses by customers. In its June 2004 survey, Jobson estimated that on average customers replaced their eyeglasses once every 2.1 years.

The optical retail industry is highly fragmented and primarily consists of national and regional optical retail chains, mass merchandisers, independent optometry practitioners and warehouse clubs. However, as a result of customers’ desire for broad product selection, convenience, strong customer service and competitive prices, the largest optical retailers have gained market share at the expense of independent practitioners. For example, the total market share of the 10 largest optical retailers in the United States as measured by revenue increased from 16.5% in 1993 to 29.7% in 2003. We believe the largest optical retailers are well-positioned to further increase their market share. Below is a description of the types of retailers that compete in the optical retail industry.

•	Optical retailers. Optical retailers include both optical retail chains and warehouse clubs and mass merchandisers.

•

Optical retail chains. Optical retail chains include both traditional independent optical retail chains such as ourselves and operators of licensed optical retail departments, such as Sears Optical. Optical retail chains generally offer proximity to optometrists conveniently located in or adjacent to the stores and tend to carry broader product lines. In addition, optical retail chains often have in-house lens processing capabilities that allow them to process eyeglasses more rapidly than independent practitioners, mass merchandisers or warehouse clubs. We believe that optical retail chains are generally able to offer better value and service through a reduced cost structure, sophisticated merchandising and displays, greater volume and economies of scale. Furthermore, optical retail chains can generate greater market awareness than the fragmented independent practitioners due to their general ability to invest in advertising and promotions more economically. In 2003, optical retail chains accounted for $6.8 billion, or 41.6%, of the optical retail industry.

•	Warehouse clubs and mass merchandisers. Mass merchandisers, such as Wal-Mart, and warehouse clubs, such as Costco, usually provide eyewear in a host environment, which is typically a larger general merchandise store. While warehouse clubs and mass merchandisers typically provide some of the service elements of optical retail chains such as eye exams, they tend to have a narrower selection consisting mainly of low margin, lower-priced optical products, have slower turnaround on eyeglasses and compete primarily on price. We believe that the everyday low price model employed by warehouse clubs and mass merchandisers, and the resulting low margins, are not compatible with the discounts to listed retail prices currently required to participate in managed vision care plans. In 2003, warehouse clubs and mass merchandisers accounted for $1.6 billion, or 9.8%, of the optical retail industry.

•	Independent practitioners. Independent practitioners include optometrists, opticians, and ophthalmologists who, in each case, operate less than four stores. Independent practitioners typically cannot provide quick turnaround of eyeglasses because they often do not have in-house lens processing capabilities, and generally charge higher prices than optical retailers. Moreover, their eyewear product offering is usually narrower. For these reasons, we believe that independent practitioners will continue to lose market share to large optical retailers over the next several years. In 2003, independent practitioners accounted for $7.6 billion, or 46.7%, of the optical retail industry.

•	Other participants. Other participants in the optical retail market include HMOs and school-controlled dispensaries. In 2003, other participants accounted for $310 million, or 1.9%, of the optical retail industry.

Our competitive strengths

We believe we have the following competitive strengths:

Differentiated value strategy. We believe our value strategy, which combines our comprehensive service with a broad product selection and low prices, helps to distinguish us. We believe we offer a broader product selection, lower prices and faster turnaround time than independent optometrists, and a broader product selection, faster turnaround time, better-trained customer service professionals and better doctor availability than mass merchandisers and warehouse clubs. Substantially all of our stores feature between 600 and 800 different styles of high-quality branded, private label and non-branded frames, with between 1,500 and 2,000 stock-keeping units, which we believe represent two to three times the assortment typically provided by independent practitioners, mass merchandisers and warehouse clubs. Since 2001, we have focused our marketing efforts around the tag line “Why Pay More?” and have implemented a value-oriented pricing strategy concentrating primarily on private label and non-branded frames, which has resulted in an increase in the volume of private label and non-branded frames to 76.0% of our units sold in fiscal 2004 from 65.5% in fiscal 2001.

Comprehensive service offering. We provide an integrated, comprehensive service offering in our optical retail stores through our proximity to optometrists, our well-trained employees and our in-house lens processing capabilities. In our experience, the location of optometrists within or adjacent to each of our stores is attractive to our customers because of the convenience it provides, and also benefits us by providing consistent customer traffic and high levels of customer loyalty. In 2004, we believe that over 70% of these optometrists’ regular eye exam patients purchased eyewear from our optical retail stores. We also provide extensive training to our employees to maximize productivity of our lab professionals and to ensure that our in-store customer service professionals can advise customers effectively in choosing among our broad frame selection and wide range of value-added products, including technologies such as specialty lenses and lens treatments. The final component of our service offering is our extensive in-house lens processing capabilities, which we provide in 80% of our store locations, allowing those stores to process most prescriptions within one hour. Our remaining stores utilize our centralized lab located in San Antonio, Texas, which is typically able to process and return glasses within three to five days.

Diverse geographic presence with a leading competitive position. We are the third largest operator of optical retail stores in the United States as measured by revenue. We currently operate 378 stores in 34 states, and conduct business under nine regional trade names. We believe all of our trade names have strong, established brand awareness among customers in their respective markets driven by our differentiated value strategy and targeted regional marketing. We believe this has given us either the number one or two market share position in each of our top 10 markets. Our broad geographic reach also makes us an attractive partner for managed vision care providers who seek retailers that deliver superior customer service, have strong local brand awareness, offer competitive prices, provide multiple convenient locations with flexible hours of operation and possess sophisticated management information and billing systems. In addition, we believe our geographic diversification enhances our cash flow stability because we are less vulnerable to slow downs in customer traffic and sales due to local economic conditions or weather.

Favorable industry trends. Our industry is characterized by stable demand. The medical and non-discretionary nature of eye care purchases provides optical retailers with a consistent source of customers and moderate seasonal fluctuations. Over the period from 1994 to 2004, the optical retail industry grew from $12.9 million to $16.7 million as estimated by Jobson, with growth in each year except 2001 when the industry declined by approximately $0.6 million. However, as a result of customers’ desire for broad product selection, convenience, strong customer service and competitive prices, the largest optical retailers have gained market share at the expense of independent practitioners. For example, the total market share of the 10 largest optical retailers in the United States as measured by revenue increased from 16.5% in 1993 to 29.7% in 2003. In the same period, we more than doubled our market share from 1.0% to 2.3%.

Stable financial performance. Our net revenues have increased from $237.9 million in fiscal 1999 to $399.5 million in fiscal 2004, or 41.6%. In the same period, our comparable store sales increased at an average of 1.2% per year, and for the fiscal year ended January 1, 2005 our comparable store sales increased by 3.7%.

Experienced management team. Our senior management team has an average of 28 years of experience in the retail industry and an average of seven years of experience in the optical retail industry, and has worked together at ECCA since 1998. In 2001, our senior management team led by David E. McComas, our Chief Executive Officer, initiated our current value strategy across all of our stores, which has helped grow our net revenues while maintaining stable operating margins. Since 2001, our rate of revenue growth has exceeded the growth of the overall optical retail industry. Management has also reduced overhead and working capital levels, which has enabled us to consistently reduce our debt levels. In addition, because we have operated in a high-leverage environment since 1993, our management team has a strong track record of managing our company to generate cash flows for debt repayment.

Our business strategy

Our business strategy consists of the following:

Execute on sourcing initiative. As of December 31, 2004, we purchased 100% of our frames from U.S.-based distributors, despite the fact that the value and private label frames we purchase are primarily manufactured in China. In 2004, we commenced an internal initiative to purchase frames directly from Chinese manufacturers. We currently source almost all our value product directly from suppliers in China. We have also commenced work with certain manufacturers in China to replace the private label product that we previously purchased from U.S.-based distributors. We continue to believe that through our merchandising initiatives and by purchasing directly from sources in China, we will be able to achieve significant cost savings.

Pursue selective store base expansion opportunities. We intend to continue our disciplined new store-opening program to take advantage of opportunities to improve our competitive position in our existing markets and potentially to enter attractive new markets where we believe we can achieve a leading market share position. In managing our store base, we use a site selection model utilizing proprietary software, which incorporates industry and internally generated data (such as competitive market factors, demographics and customer specific information) to evaluate the attractiveness of new store openings. In general, our new stores require low capital expenditures to outfit and open, reducing the risk of our new store-opening program. In addition, in 2003 we introduced a smaller and more productive store format that averages approximately 3,000 square feet, and has even lower build-out and lease costs than our original stores, without requiring any reductions in product selection or service offerings. We anticipate that all of our new stores will be constructed in this format. In 2003, we opened 10 new stores, including nine stores in Atlanta, which was a new market for us. In 2004, we opened seven new stores, three in Atlanta and four in other existing markets. Consistent with our strategic objectives, management believes the opportunity exists to open an average of 10 to 15 new stores per year over the next two years in existing and new markets.

Capitalize on managed vision care plans. We primarily participate in fee-for-service funded managed vision care plans, from which we receive set fees for services provided to participants of a plan. As part of our ongoing efforts to further develop our managed vision care business, (i) we have developed significant relationships with insurance companies, which have resulted in our participation as an authorized provider for numerous regional and national managed vision care plans and (ii) we have implemented information systems necessary to compete for managed vision care business. While the average ticket price on products purchased under a managed vision care plan is typically slightly lower than a non-managed vision care sale, we believe managed vision care plan transactions generally earn comparable operating profit margins as they require less promotional spending and advertising support. We believe that the increased volume resulting from managed vision care plans also compensates for the lower average ticket price. We believe that managed vision care will continue to benefit large optical retail chains like us that have strong local market shares, broad geographic coverage and sophisticated management information and billing systems. Optical sales from managed vision care plans totaled 30% of our optical sales for the fiscal year ended January 1, 2005, compared to approximately 20% in 1997.

Store operations

Overview. As of July 2, 2005, we operated 377 stores in 34 states under separate trade names in each of our local markets, including “EyeMasters,” “Visionworks,” “Vision World,” “Dr. Bizer’s VisionWorld,” “Dr. Bizer’s ValuVision,” “Doctor’s ValuVision,” “Hour Eyes,” “Stein Optical,” “Eye DRx” and “Binyon’s.” Our stores are located primarily in the Southwest, Midwest and Southeast, along the Gulf Coast and Atlantic Coast and in the Pacific Northwest regions of the United States. Our strategy of clustering our stores within targeted geographic markets has allowed us to build local market leadership and strong consumer brand awareness, as well as achieve economies of scale in advertising, management and overhead. Historically, optical retail chains that have changed their trade names after an acquisition have suffered a loss in revenues. We believe changing the names under which our stores operate in each market could result in a significant loss of customer traffic. As a result, we have maintained distinct trade names in the local markets in which we operate.

While all of our stores sell frames and lenses, we operate various store formats. Our superstores carry a broad product offering, have an optometrist adjacent to or within the store and have in-house lens processing capabilities. Our conventional stores, which are generally smaller than our superstores, also carry a broad product offering and have an optometrist adjacent to or within the store, but either have more limited or no in-house lens processing capabilities. As of July 2, 2005, we operated 307 superstores and 70 conventional stores.

The following table sets forth a summary of our stores operating under each trade name and their geographic focus, as of July 2, 2005, ranked by number of stores:

Trade name	Number of stores	Geographic focus	Store format	Average square footage	In-house lab
EyeMasters	162	Southwest, Midwest Southeast	Superstores	4,000	✓
Visionworks	53	Southeast	Superstores	6,100	✓
VisionWorld	36	Primarily Minnesota	Conventional (Four Superstores)	2,300
Doctors VisionWorks	34	Baltimore, Colorado and Atlanta	Superstores	3,500	✓
Dr. Bizer’s	25	Primarily Kentucky and Tennessee	Superstores	5,800	✓
Hour Eyes	23	Primarily Washington, D.C. metro	Conventional	2,600	✓
Stein Optical	15	Primarily Wisconsin	Superstores	3,400	✓
Eye DRx	15	New Jersey	Conventional	3,200
Binyon’s	14	Primarily Oregon	Superstores	4,600	✓

Total	377

As a result of our targeted approach to local markets, we believe that we hold a leading market position in all of our top 10 markets. We estimate that our market share ranking is either number one or two in each of these markets. The following table sets forth our top 10 markets as measured by our revenues as of July 2, 2005.

Designated market area	Number of stores
Washington, D.C.	22
Dallas	21
Houston	19
Louisville	7
Minneapolis/St. Paul	21
Phoenix	13
Tampa/St. Petersburg	13
Nashville	11
Milwaukee	15
Miami/Ft. Lauderdale	9

Total of top 10 markets	151

Locations. We believe that the location of our stores is an essential element of our strategy to compete effectively in the optical retail market. We emphasize locations within regional shopping malls, strip shopping centers, power centers (which are strip shopping centers anchored by leading national retailers) and freestanding locations. We generally target retail space that is close to high volume retail anchor stores. Of our 377 stores, 187 are located in enclosed regional malls, 129 are in power or strip shopping centers and 61 are freestanding locations.

Store layout and design. The average size of our stores is approximately 4,100 square feet. We have recently developed and implemented a smaller and more efficient new store prototype, which ranges in size from approximately 2,800 square feet to 3,500 square feet depending upon the optometrist’s location within the store or in an adjacent location. Our new store prototype typically has approximately 450 square feet dedicated to the in-house lens processing area and 1,750 square feet devoted to product display and fitting areas. The optometrist’s office is generally 600 square feet if located within the store or 1,300 square feet if located adjacent to the store. Each store follows a uniform merchandise layout plan with the frames organized by gender suitability and frame style. Frames are displayed in self-serve cases along the walls and on tabletops located throughout the store. We believe our self-serve displays are more effective and customer friendly, and enhance the customer’s shopping experience compared to the locked glass cases or under-shelf trays used by some of our competitors. Above the display racks are photographs of men and women wearing our eyeglasses which are designed to help customers coordinate frame shape and color with their facial features. In-store displays and signs are rotated periodically to emphasize key vendors and new styles.

In-house lens processing. We offer extensive in-house lens processing capabilities in 81% of our store locations, which allows those stores to process most prescriptions within one hour. Lens processing involves grinding, coating and edging lenses. Each of our superstores has a full-service in-house lens-processing laboratory of approximately 450 square feet, which allows each superstore to process 80% to 85% of its prescriptions in one hour or less. Our conventional stores generally have smaller in-house lens processing laboratories with more limited capabilities. Our stores without in-house lens processing capabilities utilize our main laboratory in San Antonio, Texas, which has a typical turnaround of three to five days and also fills unusual or difficult prescriptions from all of our stores.

In-house optometrist. Adjacent to or within all of our stores is an optometrist who performs eye examinations and in some cases dispenses contact lenses. The optometrists generally have the same operating hours as our adjacent stores. The optometrists offer customers convenient eye exams and provide a consistent source of optical retail customers. In 2004, we believe that over 70% of these optometrists’ regular eye exam patients purchased eyewear from our adjacent optical retail stores. In addition, we believe proficient optometrists help to generate repeat customers and reinforce the quality and professionalism of each store.

To comply with various applicable state optometric laws related to the control of the practitioners of optometry, we have a variety of operating structures and financial reporting of requirements. Generally, the applicable optometric and other laws and regulations governing the practice of optometry prohibit or restrict us from controlling the professional practice of the optometrist or the OD PC (e.g., scheduling, employment of optometrists, protocols, examination fees and other matters requiring the professional judgment of the optometrist). See “—Government regulation.”

At 292 of our 377 stores, including the 64 OD PC-owned stores, the optometrists operate optometry independently, and at the remaining 85 stores, the optometrists are our employees or independent contractors.

•	At 185 of our stores, the optometrists operate independently from us and lease space within or adjacent to each store to operate their eye examination practices. At the 132 of these locations that operate within or adjacent to our EyeMasters stores we license the use of our trademark “Master Eye Associates” to the optometrists. At the other 53 locations the optometrists operate under their own trade names. Most of these independent optometrists pay us monthly rent consisting of a percentage of gross receipts or base rental, and those that use our trademark also pay us a licensing fee. For these locations, we consolidate only the results of the optical retail stores.

•	At 43 of our stores, the optometrists operate independently from us and lease space within or adjacent to each store to operate their eye examination practice, and we provide management services to the optometrist’s professional eye exam practice for which we receive a management fee. For these locations, we consolidate both the results of the optical retail stores and the results of the optometrists’ professional practices.

•

64 of our stores are owned by an OD PC. Each OD PC owns both the retail store and the professional eye examination practice. Each OD PC employs the optometrists and we provide management services to these stores (including the retail store and the professional practice) under long-term management agreements. The fees we earn under the long-term management agreements approximate substantially all of the cash flows from the OD PCs. Under GAAP, we are required to consolidate the results of 51 of these stores with the results of our 313 directly-owned stores. The remaining 13 stores are not consolidated and we recognize as management fee revenue only the cash flows we earn pursuant to the terms of the management agreements for those 13 OD PC-operated stores. At most of these locations, we lease the premises to the OD PC and provide the staff (other than the optometrists), furniture, fixtures and equipment. We have an option to purchase the OD PC (or its assets) utilizing an agreed upon calculation to determine the purchase price. As of January 1, 2005, these prices in the aggregate were approximately $9.6 million. The long-term management agreements specifically prohibit us from engaging in activities that would constitute controlling the OD PC’s practice under state optometrical law and reserve such rights and duties for the OD PC.

•	At 85 of our stores, the optometrists are our employees or are independent contractors. For these locations, we consolidate the results of both the optical retail stores and the optometrist’s professional eye exam practices.

Store management. Each store has an operating plan that dictates appropriate staffing levels to maximize store profitability. In addition, a general manager is responsible for the day-to-day operations of each store. At higher volume stores, a retail manager supervises the merchandising area and the eyewear specialists. A lab manager trains the lab technicians and supervises eyewear manufacturing. Sales associates are trained to assist customers in making purchase decisions. The stores are open during normal retail hours, typically 10 a.m. to 9 p.m., six days a week and 12:00 p.m. to 6:00 p.m. on Sundays. Each major market is supervised by a territory director who is responsible for 10 to 20 stores. A portion of each store managers’ and territory directors’ compensation is based on sales and profitability at their stores, as well as the results of customer satisfaction surveys, as described below.

Customer satisfaction surveys. We place a high value on customer service and monitor it by location and sales associate through the use of customer satisfaction surveys. Each month, we mail out customer satisfaction surveys to 40,000 to 60,000 of our customers who have purchased eyeglasses or contact lenses. The surveys consist of 10 questions relating to topics that we believe are critical to customer service. We receive 4,000 to 9,000 responses to the surveys each month and compile the results into a monthly performance report. The report describes the results of the survey for each region, territory, store and sales associate. We use these results to evaluate employee performance, and the results are integral to our decisions with respect to management bonuses and promotion. We believe that the stores that integrate the data collected through the surveys into their daily operations realize increased customer satisfaction, retention and referrals.

Merchandising

Our merchandising strategy is to offer our customers a wide selection of high-quality and fashionable frames, with particular emphasis on offering a broad selection of competitively priced branded, private label and non-branded frames. Our product offering is supported by strong customer service and retail promotion. The key elements of our merchandising strategy are described below.

Breadth and depth of selection. Our stores offer customers high-quality frames, lenses, contact lenses, accessories and sunglasses, including branded, private label and non-branded frames. Frame assortments are tailored to match the demographic composition of each store’s market. Substantially all of our stores feature between 1,500 and 2,000 stock-keeping units with between 600 and 800 different styles of frames. We believe these inventory levels represent two to three times the assortment typically provided by independent practitioners, mass merchandisers, warehouse clubs and other smaller optical retailers. Approximately 23% of our frame inventory consists of national brand names such as Nine West, Polo/Ralph Lauren, Guess, Eddie Bauer and Laura Ashley, or branded frames, with an additional 30% manufactured specifically for us under our proprietary brands, or private label frames. The balance of our frame inventory is comprised of frames that have no brand, or non-branded frames. We believe that our broad selection of high-quality, lower-priced private label and non-branded frames allows us to offer more value to customers while improving our gross margin. In addition, we offer customers a wide variety of value-added eyewear features and services which generate higher gross margins. These include thinner and lighter lenses, progressive lenses and custom lens features, such as tinting, anti-reflective coatings, scratch-resistant coatings, ultra-violet protection and edge polishing.

Pricing strategy. Our frames and lenses are generally comparably priced or priced lower than our optical retail chain competitors, with prices varying based on geographic region. We employ a comprehensive pricing strategy on a wide selection of frames and/or lenses, offering discounts and “buy one, get one free” promotions and a promotion of two complete pairs of single vision eyewear for $99. While the pricing strategy is fairly common for optical retail chains, independent optometric practitioners tend to offer fewer promotions and mass merchandisers generally adhere to an “every day low price” strategy.

Marketing

We actively support our stores with frequent local advertising in individual markets. Advertising expenditures totaled $33.7 million, or 8.4% of net revenues, in fiscal 2004. We generally expect advertising expenditures to remain consistent as a percentage of net revenues. We utilize a variety of advertising media and promotions in order to establish our image as a high-quality, cost competitive eyewear provider with a broad product offering. Our brand positioning is supported by a marketing campaign, which features the phrase “Why Pay More?”. In addition, we believe that our strategy of clustering stores in each targeted market area maximizes the benefit of our advertising expenditures.

Managed vision care

Managed vision care has grown in importance in the optical retail industry. Health insurers have sought a competitive advantage by offering a full range of health insurance options, including coverage of primary eye care. Due to the benefits offered by managed vision care plans, including routine annual eye examinations and eyewear (or discounts on eyewear), managed vision care plans are utilized by a growing number of consumers. Since regular eye examinations may assist in the identification and prevention of more serious conditions, managed vision care plans encourage members to have their eyes examined more regularly, which in turn typically results in more frequent eyewear replacement. We have historically found that managed vision care participants who take advantage of the eye exam benefit under the managed vision care plan have typically had their prescriptions filled at adjacent optical stores and are a strong source of repeat business.

Managed vision care plans include funded managed vision care plans and discount managed vision care plans. Funded managed vision care plans include fee-for-service insurance contracts, under which the provider receives set fees for services provided, and capitated insurance contracts, under which the provider receives a set fee per participant. We do not pursue capitated insurance contracts. Discount managed vision care plans consist of relationships under which participants receive an agreed upon discount on products and services provided. The typical managed vision care benefit covers an annual wellness exam and eyeglasses (or discounts for eyeglasses), while treatment of eye diseases is not covered. Even though managed vision care plans typically limit coverage to a certain dollar amount or discount for an eyewear purchase, the member’s eyewear benefit generally allows the member to contribute his or her own money to purchase more expensive glasses, or “trade up.” We believe that the growing consumer perception of eyewear as a fashion accessory, as well as the consumer’s historical practice of paying for eyewear purchases out-of-pocket, contributes to the frequency of “trading-up.”

We believe that the role of managed vision care will continue to benefit us and other large optical retail chains. We believe that managed vision care is likely to accelerate industry consolidation as payors look to contract with large optical retail chains that have brand awareness, offer competitive prices, provide multiple convenient locations and convenient hours of operation and possess sophisticated management information and billing systems. We believe that large optical retail chains are well positioned to capitalize on this trend because we believe that the everyday low price model employed by warehouse clubs and mass merchandisers and the resulting low margins are not compatible with discounts to listed retail prices currently required to participate in managed vision care plans.

As part of our ongoing effort to further develop our managed vision care business, we have (i) developed significant relationships with insurance companies, which has resulted in our participation as an authorized provider on numerous regional and national managed vision care plans, and (ii) we have implemented information systems necessary to compete for fee-for-service funded managed vision care business. We have made a strategic decision to pursue fee-for- service funded managed vision care plans rather than discount programs because we believe this strategy offers better growth potential. For the fiscal year ended January 1, 2005, 30% of our net revenues were derived from managed vision care plans. We believe our total managed vision care business will continue to account for approximately 30% of sales going forward, with the percentage attributable to funded programs increasing as net revenues from discount programs decline. None of our managed vision care plans account for 10% or more of our revenues. Currently, we participate in a managed vision care network that we anticipate being removed from in fiscal 2005, which presently accounts for approximately $5.0 million in annual net revenues.

Included in our managed vision care plans are affinity plans and Medicare and Medicaid. Affinity plans are established with organizations and, like discount managed vision care plans, provide members of such organization with a set discount on eye care products. Medicare and Medicaid are government funded medical assistance plans. Affinity plans and Medicare and Medicaid are a small and declining part of our business.

While the average ticket price on products purchased under managed vision care plans is typically lower, managed vision care plan transactions generally earn comparable operating profit margins as they require less promotional spending and advertising support. We believe that the increased volume resulting from managed vision care plans also compensates for the lower average ticket price.

Vendors

We have developed strategic relationships with key vendors, resulting in improved service and payment terms. We purchase a majority of our lenses from three principal vendors. In fiscal 2004, two vendors supplied over 65% of our lens materials. While these vendors supplied a significant share of the lenses used by us, lenses are a generic product and can be purchased from a number of other vendors on comparable terms. We do not believe that we are dependent on these vendors or any other single vendor for lenses. We purchase frames from over 10 different vendors. In fiscal 2004, four vendors collectively supplied approximately 67% of our frames. Private label and non-branded frames can be sourced from multiple vendors, whereas any particular branded frame can only be obtained from a single vendor. We are not dependent on a single vendor of branded frames and, if necessary, we believe we could replace any of our branded frames with alternative brands available from different vendors. We believe that our relationships with our existing vendors are satisfactory and that significant disruption in the delivery of merchandise from one or more of our current principal vendors would not have a material adverse effect on our operations.

Competition

The optical retail industry is fragmented and highly competitive. We compete with (i) independent practitioners (including opticians, optometrists and ophthalmologists who operate an optical dispensary within their practice), (ii) other optical retail chains and (iii) mass merchandisers and warehouse clubs. We compete on the basis of our differentiated value strategy, which combines product selection, customer service and speed of delivery at competitive prices. Our largest optical retail chain competitors are LensCrafters and Cole National Corporation (Pearle Vision and Cole Licensed Brands), which are both owned by Luxottica Group SpA and had combined sales of approximately $2.5 billion in 2003. Our largest mass merchandiser competitor is Wal-Mart, which had sales of approximately $968 million from its optical retail outlets in 2003.

Government regulation

The availability of professional optometry services within or adjacent to our stores is critical to our business. In addition, we employ opticians at our stores to assist in dispensing eyeglasses and other optical goods. The delivery of health care, including the relationships between optical retailers and health care providers such as optometrists and opticians, is subject to extensive federal and state regulation. Our relationships with optometrists are subject to these laws and regulations.

We believe our operations are in material compliance with federal and state laws and regulations. However, these laws and regulations are subject to interpretation and amendment, and a finding that we are not in compliance could have a material adverse effect upon our revenues and cash flows. We cannot predict the impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on our operations, our compliance costs, our relationships with optometrists or the implementation of our business plan. Regulation of the healthcare industry is constantly changing, which affects our opportunities, competition and other aspects of our business.

State optometric laws. The laws and regulations governing the relationship between optometrists and optical retailers vary from state to state and are enforced by both courts and regulatory authorities, each with broad discretion. In certain circumstances, private parties may also be able to bring actions for violations of these laws and regulations. Except in states which allow us to employ optometrists, the state optometric laws generally prohibit us from “controlling” the practice of optometry or from practicing optometry, which may include, among other things, exercising control over practice hours, patient scheduling, employment of optometrists, protocols, examination fees and other matters requiring the professional judgment of the optometrist. In most states where we are located, the activities constituting control or the practice of optometry are not described or enumerated in the statutes or the regulations and there is limited written guidance issued by the applicable regulatory authorities, resulting in uncertainty as to the proper interpretation and application of such laws and regulations. Additionally, many states have laws protecting the confidentiality of patients’ records and other specific restrictions and requirements applicable to the relationships between optometrists and optical retailers. For instance, some states require that a wall separate the optometrist’s office from the optical retail store, while other states may simply require that signage and the location of the optometric practice clearly indicate that the optometrist is independent.

We have the following operating structures in place to address these and other regulatory issues:

•	At 228 of our stores, the optometrists are independent optometrists, who sublease space within or adjacent to each store to operate their eye examination practices and pay us monthly rent consisting of a percentage of gross receipts or base rental. The subleases contain standard provisions that would be common in most landlord/tenant relationships, but also include certain provisions that are unique to the optical retailer/optometrist relationship, including restrictions on selling optical goods and maintaining licensing. Substantially all of our subleases with the optometrists located within or adjacent to our stores are for a term of one year. Our previous standard form of sublease contained a representation by the optometrist relating to maintaining certain specified operating hours. In the form of sublease we began using in November 2003, the optometrist represents to us that his or her office hours will be consistent with both industry standards for optometry practices and the hours of operation of the shopping center or mall (as specified in the sublease) within which the subleased premises are located. Some states have regulatory restrictions with respect to setting the hours of operation of an optometrist and our subleases could be determined to conflict with these restrictions. We also license the use of our trademark “Master Eye Associates” at the 132 locations operating within or adjacent to our EyeMasters stores. Some of these licenses are royalty free, while others contain a license fee based on a percentage of gross receipts. At 43 of these stores, we also provide management services to the optometrist’s professional eye exam practice for a management fee. The management agreements specifically prohibit us from engaging in activities that would constitute controlling the optometrist’s practice for state law purposes and reserve such rights and duties to the optometrist.

•

64 of our stores are owned by an OD PC. Each OD PC owns both the retail store and the professional eye examination practice. Each OD PC employs the optometrists and we (through our subsidiaries) provide management services to these stores (including the retail store and the professional practice) under long-term management agreements. At most of these locations, we provide the leased premises, staff (other than the optometrists), furniture, fixtures and equipment. In addition, we have an option to purchase the OD PC (or its assets) utilizing an agreed upon calculation to determine the purchase price. The long-term management agreements specifically prohibit us from engaging in activities that would constitute controlling the OD PC’s practice for state law purposes and reserve such rights and duties for the OD PC. In the event that, among other things, any of these relationships are found not to comply with state optometric law, state optometric law makes these relationships economically less advantageous or if we experience certain events of bankruptcy, these long-term management agreements may be terminated at the option of the respective OD PCs.

•	At 85 of our stores, the optometrists are our employees or are independent contractors.

See “—Store operations-In-house optometrist” for more information.

Courts and regulatory authorities are likely to look at all of the agreements relating to our operating structures and the actual day-to-day operating procedures employed at each store location. While we regularly review our arrangements with optometrists and our operating procedures for compliance with applicable laws and regulations, we have not requested, and have not received, from any governmental agency any advisory opinion finding that such relationships are in compliance with applicable laws and regulations, and it is possible that any of these relationships may be found not to comply with such laws and regulations. For example, a court or regulatory authority could conclude that our relationships and our operations result in the improper control of an optometric practice or otherwise do not comply with applicable laws and regulations. Violations of these laws and regulations may result in censure or delicensing of optometrists, substantial civil or criminal damages and penalties, including double and triple monetary damages and penalties and, in the case of violations of federal laws and regulations, exclusion from the Medicare and Medicaid programs, or other sanctions. In addition, a determination in any state that we are controlling an optometric practice or engaged in the corporate practice of medicine or any unlawful fee-splitting arrangement could render any sublease, management or service agreement between us and optometrists located in such state unenforceable or subject to modification, or necessitate a buy-out of an OD PC.

Fraud and abuse and anti-referral laws. We and the optometrists with whom we have relationships receive payments from the federal Medicare and the federal and state Medicaid programs for certain goods and services. The Medicare and Medicaid fraud and abuse provisions and the anti-kickback laws and regulations adopted in many states prohibit the solicitation, payment, receipt, or offering of any direct or indirect remuneration in return for, or as an inducement to, certain referrals of patients, items or services. Provisions of the federal law also impose significant penalties for false or improper billings to Medicare and Medicaid, and many states have adopted similar laws applicable to any payor of health care services. This law has been interpreted broadly by the Centers for Medicare and Medicaid Services, the Office of Inspector General in the Department of Health and Human Services (OIG), and the Justice Department, as well as the State Medicaid Fraud Control Units. Courts have generally upheld a broad interpretation of the law. Consequently, the law has been interpreted by regulatory authorities to prohibit the payment of anything of value if any purpose of the payment is to influence the referral of Medicare or Medicaid business. Therefore, many commonplace commercial transactions, such as the rental of office space, between providers and referral sources, can be subject to Medicare and Medicaid fraud and abuse provisions or the anti-kickback laws and regulations adopted in many states.

The OIG has from time to time promulgated so-called “Safe Harbor” regulations that specify categories of activities that are deemed permissible under the fraud and abuse laws, despite the fact that the activities might otherwise constitute technical violations. Currently, there are safe harbors for a number of commercial activities between providers and referral sources, including, but not limited to: investment interests, space and equipment rental, personal services agreements, and management contracts. The fact that conduct or a business arrangement does not fall within a specific safe harbor will not automatically render the conduct or arrangement unlawful. There is a risk, however, that the conduct or arrangement will be subjected to increased scrutiny.

As indicated above, we have certain business arrangements with optometrists, including space rental agreements and administrative services and long-term management agreements. We attempt to structure these arrangements to ensure that these financial relationships take advantage of safe harbor protection where possible, and, if not, that the arrangements are commercially reasonable and in no way valued on the basis of a flow of business between us and the optometrists. We also attempt to structure the referral relationships generally with our independent optometrists, so as to further limit the possibility of a violation. Nonetheless, we cannot guarantee that such relationships could not be found to be a violation of the Medicare or Medicaid fraud and abuse laws or the anti-kickback laws and regulations adopted in many states. Such a determination could subject us and our independent optometrists to the risk of criminal penalties and fines, civil monetary penalties, and exclusion from participation in the Medicare and Medicaid programs, and other federal health care programs, for a number of years.

In addition, the Stark Self-Referral Law imposes restrictions on physicians’ referrals for designated health services reimbursable by Medicare or Medicaid to entities with which the physicians have financial relationships, including the rental of space, if certain requirements have not been satisfied. Many states have adopted similar self-referral laws which are not limited to Medicare or Medicaid reimbursed services. We seek to structure our financial relationships with independent optometrists to meet certain specified exceptions set out in the Stark law and regulations, including those related to space rental and personal service and long-term management agreements. Further, as a result of this law, at our stores with independent optometrists within or adjacent to our stores, we do not (i) refer customers to the independent optometrists located within or adjacent to our stores, or (ii) request such independent optometrists to refer their patients to our stores. Violations of any of these laws may result in substantial civil or criminal penalties, including double and treble civil monetary penalties, and, in the case of violations of federal laws, exclusion from participation in the Medicare and Medicaid programs.

Licensure of opticians. We must obtain licenses or certifications to operate our business in certain states. To obtain and maintain such licenses, we must satisfy certain licensure standards. In addition, we employ opticians in our stores to assist in dispensing eyeglasses and other optical goods. The laws and regulations governing opticians and their relationship with optical retailers vary from state to state. Some states require a licensed optician to be on the premises, while other states do not require licensed opticians or permit the licensed optician (or an optometrist) to supervise other unlicensed opticians. Generally, licensed opticians demand a higher salary so we staff our stores with unlicensed opticians as permitted by applicable law. We regularly review the applicable laws governing the opticians.

Insurance licensure. Most states impose strict licensure requirements on health insurance companies, HMOs and other companies that engage in the business of insurance. In the event that we are required to become licensed under these laws, the licensure process can be lengthy and time consuming. In addition, many of the licensing requirements mandate strict financial and other requirements which we may not be able to meet.

Any willing provider laws. Some states have adopted, and others are considering, legislation that requires managed vision care payors to include any provider who is willing to abide by the terms of the managed vision care payor’s contracts and/or prohibit termination of providers without cause. These types of laws limit our ability to develop effective managed vision care provider networks in such states.

Antitrust laws. We are subject to a range of antitrust laws that prohibit anti-competitive conduct, including price-fixing, concerted refusals to deal and divisions of markets. There may be a challenge to our operations on the basis of an antitrust violation in the future.

HIPAA. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) covers a variety of subjects which impact our businesses and the business of the optometrists. Some of those subjects include the privacy of patient health care information, the security of such information and the standardization of electronic data transactions for purposes of medical billing. The Department of Health and Human Services promulgated HIPAA regulations which became effective during 2003. We have devoted, and continue to devote, resources to implement operating procedures within the stores and the corporate office to ensure compliance with the HIPAA regulations, and we believe we are in compliance with the privacy provisions of the law that became effective in April 2003. Violations of HIPAA may result in substantial criminal and civil penalties.

Advertising. The laws and regulations governing advertising in general, and with respect to optometrist and optical retailers in particular, vary from state to state and are also governed by various federal regulations, including regulations promulgated by the Federal Trade Commission (“FTC”). Many states prohibit an optometrist from allowing his or her name to be directly or indirectly used by a commercial or mercantile establishment in advertising for that establishment. The optometric laws of some states also restrict our ability to advertise for independent optometrists subleasing space from us. While our advertisements generally include the name, address and telephone numbers of the optometrists located within or adjacent to our stores, in many states we are restricted from providing additional information, such as the cost of the eye examination, or offering promotions tied to the performance of optometric services. Additionally, the FTC has promulgated regulations which limit the frequency of “free offers” in order to avoid potential deceptive advertising. While we believe that our advertising practices are in compliance with applicable state and federal laws, courts and regulatory agencies could conclude that our advertising practices do not comply with applicable laws and regulations.

Trademark and trade names

“EyeMasters(R),” “Visionworks(R),” “Vision World(SM),” “Dr. Bizer’s VisionWorld(R),” “Dr. Bizer’s ValuVision(TM),” “Doctor’s ValuVision(R),” “Hour Eyes(R),” “Stein Optical(R),” “Eye DRx(R)” and “Binyon’s(R)” are our store trademarks. In addition we have several products related trademarks such as “SlimLite,(R)” “Aztec Collection(TM),” “ProVsport(TM),” “Chelsea Morgan(R),” “Boardroom Classics(R),” “Splendor(R),” “South Hampton(R),” “Robert Mitchel(R),” “Technolite(TM),” “Blue Moon(R)” and “See Better Look Better(R).”

Employees

As of July 2, 2005, we employed approximately 4,400 employees. Approximately 67 hourly paid workers in our Eye DRx stores are affiliated with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, with which the Company has a contract extending through November 30, 2009. We consider our relations with our employees generally to be good.

Leases

As of July 2, 2005, we operated 377 retail locations in the United States. We believe our properties are adequate and suitable for our purposes. We lease all of our retail locations, the majority of which are under leases that in addition to our base rent require payment by us of our pro rata share of real estate taxes, utilities and common area maintenance charges. These leases range in terms of up to 15 years and generally have a 10 year duration, and we renew approximately 40 to 50 leases annually. In substantially all of our stores that we operate, we sublease (or the landlord leases) a portion of such stores or an adjacent space to an independent optometrist (or its wholly-owned operating entity). With respect to the OD PCs, we sublease the entire premises of the store to the OD PC. The terms of these leases or subleases range from one to 15 years, with rentals consisting of a percentage of gross receipts or base rental. The general location and character of our stores are described in “Business—Store operations.”

We lease combined corporate offices and a retail location in San Antonio, Texas, pursuant to a 15-year lease executed in August 1997. In addition, we lease a combined distribution center and central laboratory in San Antonio pursuant to a five-year lease which expires in June 2009. We believe central distribution improves efficiency through better inventory management and streamlined purchasing.

Legal proceedings

We are a party to routine litigation in the ordinary course of our business. We do not believe that any such pending matters, individually or in the aggregate, are material to our business or financial condition.

Management

Directors and executive officers

The following table sets forth information with respect to the individuals that serve as our directors and executive officers.

Name	Age	Position
David E. McComas	62	Chief Executive Officer and Chairman
James J. Denny	60	President and Chief Operating Officer
George E. Gebhardt	54	Executive Vice President of Merchandising and Managed Vision Care
Douglas C. Shepard	37	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Diana Beaufils	52	Senior Vice President of Store Operations
Charles M. Kellstadt	57	Senior Vice President of Store Operations
Daniel J. DiLoreto	43	Senior Vice President of Store Operations
Daniel C. Walker, III	48	Senior Vice President of Store Operations
Robert T. Cox	40	Vice President of Human Resources
Roderick J. Sutton	39	Director
Anthony P. DiChiara	37	Director
Prescott H. Ashe	37	Director
Jesse T. Rogers	47	Director

David E. McComas has served as our Chief Executive Officer since July 2001 and as Chairman since January 2004. From July 1998 to December 2004, Mr. McComas served as our President and from July 1998 to July 2001, he served as Chief Operating Officer. Prior to joining us in July 1998, Mr. McComas was Western Region President and Corporate Vice President, Circuit City Stores, Inc., and was responsible for 10 Western States and Hawaii since 1994. Prior to 1994, Mr. McComas was General Manager of Circuit City Stores, Inc. Mr. McComas has over 30 years of store management experience including positions with Montgomery Ward Holding Corporation and Sears, Roebuck & Co. Since 1996, Mr. McComas has served as a Director of West Marine, Inc.

James J. Denny has served as our Chief Operating Officer and President since December 2004. Mr. Denny’s responsibilities include overseeing the management of all of our stores, marketing, real estate and construction. From June 2003 to December 2004, Mr. Denny was our Senior Vice President of Store Operations overseeing the management of approximately one-quarter of our stores. From June 1967 to March 1992 and again from January 1994 to December 2002, Mr. Denny held various progressive operations positions culminating in President of Sears Puerto Rico with Sears Roebuck & Co. From March 1993 to January 1994, Mr. Denny served as Region Manager with Circuit City Stores, Inc.

George E. Gebhardt has served as our Executive Vice President of Merchandising since September 1996 when we acquired his former employer, Visionworks, Inc. Mr. Gebhardt assumed the responsibilities of our Managed Vision Care in December 2004. Mr. Gebhardt was responsible for our Marketing from September 1996 to December 2004. Mr. Gebhardt was with Visionworks from February 1994 to September 1996 serving in various positions, most recently Senior Vice President of Merchandising and Marketing. Prior to that, Mr. Gebhardt spent over 13 years with Eckerd Corporation in various operational positions including Senior Vice President, General Manager of Eckerd Vision Group. Mr. Gebhardt also spent 7 years working for Procter & Gamble serving in various positions including Unit Sales Manager of Procter & Gamble’s Health and Beauty Care Division.

Douglas C. Shepard has served as our Executive Vice President and Chief Financial Officer since November 2004. Prior to his appointment as CFO, and since March 1997, Mr. Shepard served as our Vice President of Finance and Controller. Mr. Shepard has been with us since March 1995. Prior to his employment with us, Mr. Shepard worked at a publicly traded restaurant company and Deloitte & Touche, LLP. Mr. Shepard is a certified public accountant in Texas.

Diana Beaufils has served as a Senior Vice President of Store Operations since September 1998, overseeing the management of approximately one-quarter of our stores. From October 1993 to September 1998, Ms. Beaufils held various progressive operations positions culminating in Assistant Vice President with Circuit City Stores, Inc. Prior to October 1993, Ms. Beaufils held several operations positions with Montgomery Ward Holding Corporation.

Charles M. Kellstadt has served as a Senior Vice President of Store Operations since June 2005, overseeing the management of approximately one-quarter of our stores. From November 2000 to June 2005, Mr. Kellstadt served as a Territory Director, overseeing approximately twenty of our stores. From September 1999 to October 2000, Mr. Kellstadt served as a General Manager with Best Buy. From 1994 to September 1999, Mr. Kellstadt served as District Manager for various districts with Circuit City. Prior to 1994, Mr. Kellstadt held several positions with Montgomery Ward Holding Corporation.

Daniel J. DiLoreto has served as a Senior Vice President of Store Operations since June 2005, overseeing the management of approximately one-quarter of our stores. From April 2003 to June 2005, Mr. DiLoreto served as a Territory Director, overseeing approximately twelve of our stores. From 2002 to April 2003, Mr. DiLoreto served as a Territory Representative for Colibri Group. From 1999 to 2001, Mr. DiLoreto served as a Regional Vice President with Friedmans Jewelers. From 1997 to 1999, Mr. DiLoreto served as Assistant Vice President with Service Merchandise. Prior to 1997, Mr. DiLoreto held several operations positions with the Gordon/Zale Corporation.

Daniel C. Walker, III has served as a Senior Vice President of Store Operations since June 2000, overseeing the management of approximately one-quarter of our stores. From July 1998 to June 2000, Mr. Walker served as Vice President of Store Operations, overseeing the corporate office management of field operations. From 1992 to June 2000, Mr. Walker served in progressive operations positions culminating in Division General Operations Manager with Circuit City Stores, Inc.

Robert T. Cox has served as our Vice President of Human Resources since April 2002. From January 1999 through April 2002, Mr. Cox served as the Division Human Resource Manager for The Home Depot in the Phoenix, Arizona and surrounding markets. From December 1987 through December 1998, Mr. Cox held several human resources positions to include Regional Human Resource Manager with Western Auto Supply Co. (a division of Sears, Roebuck & Co.). Mr. Cox has over 20 years of retail experience.

Roderick J. Sutton became a Director on June 27, 2005. On June 23, 2005, a Hong Kong court appointed Mr. Sutton as one of two joint and several provisional liquidators of Moulin. Mr. Sutton is an Executive Director of Ferrier Hodgson Limited. Mr. Sutton joined Ferrier Hodgson in 1987 and was made a partner in 1997. Mr. Sutton is an experienced advisor to companies in workout situations and to major groups of syndicated lenders and bondholders in complex debt restructuring assignments.

Anthony P. DiChiara became a Director in April 2005. Mr. DiChiara is the General Counsel & Executive Vice President of Strategic Planning of Moulin. Before joining Moulin in 2004, Mr. DiChiara was a consultant in the optical industry for a number of years. Prior to that, Mr. DiChiara was an attorney at Fenwick & West LLP in Palo Alto, California, where he specialized in corporate law, mergers & acquisitions and strategic alliances. Mr. DiChiara is a graduate of both Harvard University, where he received an AB, magna cum laude, in Government, and Stanford University, where he received his JD and MA in International Policy Studies.

Prescott H. Ashe became a Director on March 1, 2005. Since 2000, Mr. Ashe has been a Managing Director of Golden Gate. Prior to joining Golden Gate, Mr. Ashe was an investment professional at Bain Capital, which he initially joined in 1991. Prior to Bain Capital, Mr. Ashe was a consultant at Bain & Company. Mr. Ashe received his JD from Stanford Law School and his Bachelor of Science in Business Administration from the University of California at Berkeley. Mr. Ashe is currently a director of Leiner Health Products and several private companies.

Jesse T. Rogers became a Director on March 1, 2005. Since 2000, Mr. Rogers has been a Managing Director of Golden Gate. Prior to joining Golden Gate, Mr. Rogers was a partner at Bain & Company for over 10 years, where he served as the West Coast head of the consumer products practice and founded Bain & Company’s worldwide Private Equity Group. Mr. Rogers received his MBA from Harvard Business School and his Bachelor of Arts from Stanford University. Mr. Rogers is currently a director of Herbalife Ltd. and several private companies and previously served as a director of Beringer Wine Estates and Bain & Company.

Committees of the board of directors

Our board of directors has standing audit and compensation committees.

Audit committee. Mr. Ashe is the sole member of the audit committee. The principal duties and responsibilities of our audit committee is to:

•	have direct responsibility for the selection, compensation, retention and oversight of the work of our independent auditors;

•	set clear hiring policies for employees or former employees of the independent auditors;

•	review, at least annually, the results and scope of the audit and other services provided by our independent auditors and discuss any audit problems or difficulties and management’s response;

•	review our annual audited financial statement and quarterly financial statements and discuss the statements with management and the independent auditors (including our disclosure in “Management’s discussion and analysis of financial condition and results of operations”);

•	review and evaluate our internal control functions;

•	review our compliance with legal and regulatory independence;

•	review and discuss our earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	review and discuss our risk assessment and risk management policies;

•	prepare any audit committee report required by applicable laws and regulations; and

•	establish procedures regarding complaints received by us or our employees regarding accounting, accounting controls or accounting matters.

The audit committee is required to report regularly to our board of directors to discuss any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the performance and independence of our independent auditors, or the performance of the internal audit function.

Compensation committee. The members of the compensation committee are Mr. DiChiara, Mr. Ashe and Mr. Rogers. The principal duties and responsibilities of our compensation committee is to:

•	review and approve corporate goals and objectives relevant to our Chief Executive Officer’s, or CEO, and other named executive officers’ compensation;

•	evaluate our CEO’s and our other named executive officers’ performance in light of the goals and objectives;

•	either as a committee, or together with the other independent directors, determine and approve the CEO’s and our other named executive officers’ compensation; and

•	make recommendations to our board of directors regarding the salaries, incentive compensation plans and equity-based plans for our employees.

Codes of conduct and ethics

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code of ethics is posted on our corporate website.

Director compensation

We currently do not pay any compensation for service as a member of our board of directors. However, we will reimburse directors for any expenses incurred in rendering services as a member of our board of directors.

Executive compensation

The following table sets forth certain information concerning the compensation paid during the last three years to our Chief Executive Officer and the four other most highly compensated executive officers serving as executive officers at the end of fiscal 2004 (the “Named Executive Officers”).

Summary compensation table

	Annual compensation			Other annual compensation(3)	Long-term compensation(4)	All other compensation
Name and principal position	Fiscal year	Salary(1)	Bonus(2)
David E. McComas Chief Executive Officer and Director	2004 2003 2002	$600,000 549,039 474,038	$247,885 144,000 650,000	— — —	30,000 — 233,000	— — —
James J. Denny(5) President and Chief Operating Officer	2004 2003	206,462 71,250	87,070 40,000	— —	5,000 25,000	— —
George E. Gebhardt Executive Vice President of Merchandising and Managed Vision Care	2004 2003 2002	298,154 280,615 237,692	42,870 60,000 264,000	— — —	16,000 — 56,500	— — —
Diana Beaufils Senior Vice President of Store Operations	2004 2003 2002	216,523 210,204 203,769	70,006 — 118,900	— — —	5,000 — 28,000	— — —
Daniel C. Walker, III Senior Vice President of Store Operations	2004 2003 2002	213,000 206,346 199,539	56,327 50,000 260,000	— — —	5,000 — 29,000	— — —

(1)	Represents annual salary, including any compensation deferred by the Named Executive Officer pursuant to our 401(k) defined contribution plan.

(2)	Represents annual bonus earned by the Named Executive Officer for the relevant fiscal year.

(3)	The dollar value of the perquisites and other personal benefits, securities or property paid to each Named Executive Officer did not exceed the lesser of $50,000 or 10% of reported annual salary and bonus received by the Named Executive Officer.

(4)	Number of shares of common stock underlying options.

(5)	Mr. James J. Denny joined the Company in August, 2003.

Management employment and severance agreements

Mr. McComas received a base salary of $600,000 in fiscal 2004. Mr. McComas received non-qualified options to purchase 220,000 shares of common stock at an exercise price of $5.00 per share on January 8, 2002. These options vest over a 3-year period. Subsequent to the January 8, 2002 issuance, Mr. McComas received additional options to purchase 43,000 shares of common stock that are subject to a four year vesting schedule at an exercise price of $15.13 per share. Both grants were cancelled in connection with the transaction.

Mr. McComas entered into an employment agreement with us, effective March 1, 2005, that provides for his employment for an initial term of five years and thereafter renewing for successive one-year terms unless terminated by either party. Mr. McComas is entitled to a base salary of not less than $650,000 per year over the term of the agreement. Mr. McComas will be eligible to receive an annual performance bonus upon the achievement by us of certain financial targets as determined from year to year by the board of directors. Pursuant to the employment agreement, upon approval of the 2005 Stock Purchase and Option Plan of ECCA Holdings (the “Plan”), Mr. McComas shall be granted a number of options to acquire shares of our Class M Non-Voting Common Stock and shares of our Class A Non-Voting Common Stock equal to 40% of the aggregate number of options of each such class of capital stock available to be granted pursuant to the Plan. Such options shall become exercisable ratably on an annual basis during the five-year period following the grant.

Mr. McComas is entitled to receive severance in the event of termination by us without cause, as defined within the employment agreement, in an amount equal to his base salary for a period of 24 months following such termination. Severance shall be paid over the 24 month period in accordance with the salary payment arrangements in effect at the time of such termination. Mr. McComas’ employment agreement shall automatically terminate (without affecting the right to receive severance) if during the term of employment either (i) an event pursuant to which Moulin acquires all of Golden Gate’s equity in ECCA Holdings occurs, or (ii) a sale of the Company occurs. Mr. McComas shall not accept or pursue any corporate opportunities, as defined within the employment agreement, without the approval of the Company’s board of directors. Mr. McComas is also subject to standard restrictive covenants, including non-disclosure of confidential matters, non-competition during the term of his employment and for a period of two years thereafter, and non-solicitation during the term of his employment and for a period of two years thereafter.

Mr. Gebhardt entered into an employment agreement with us, effective January 1, 2003, that provides for his employment for an initial term of three years. Mr. Gebhardt is entitled to a base salary of not less than $288,000 per year over the term of the agreement.

Mr. Denny entered into an employment agreement with us, effective July 13, 2005, that provides for his employment for an initial term of one year. Mr. Denny is entitiled to a base salary of not less than $327,600 per year over the term of the agreement.

Our remaining executive officers have each entered into employment agreements with us that provide for their employment for an initial term of one year and thereafter renewing for consecutive one-year terms unless terminated by either party and provides for a minimum base salary. Each of these officers will be eligible to receive an annual performance bonus upon the achievement by us of certain financial targets as determined from year to year by the board of directors. Each officer is also entitled to receive severance in the event of termination by us without cause, as defined within the employment agreement, in an amount equal to such officer’s base salary for a period of nine months (or, in the case of Mr. Gebhardt and Mr. Denny, 24 months) following such termination. Severance shall be paid over the relevant period in accordance with the salary payment arrangements in effect at the time of such termination. Each officer is also subject to standard restrictive covenants, including non-disclosure of confidential matters, non-competition during the term of his or her employment and for a period of one year following termination for any reason other than termination without cause or our non-renewal of the agreement, and non-solicitation during the term of his or her employment and for a period of two years thereafter.

Options/SAR grants in the last fiscal year

There following table sets forth information with respect to the Named Executive Officers concerning options granted during fiscal 2004. There were no SAR grants during fiscal 2004.

Individual grants

Name	Number of securities underlying options granted (#)	% of total options granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date	Potential realized value at assumed annual rates of stock price appreciation for option term
					5.0%	10.0%
David E. McComas	30,000	22.1%	$15.13	2014	$704,148	$1,070,272
James J. Denny	5,000	3.7	15.13	2014	117,358	178,379
George E. Gebhardt	16,000	11.8	15.13	2014	375,546	570,812
Diana Beaufils	5,000	3.7	15.13	2014	117,358	178,379
Daniel C. Walker III	5,000	3.7	15.13	2014	117,358	178,379

The following table sets forth information with respect to the Named Executive Officers concerning unexercised options held as of January 1, 2005. The Named Executive Officers have not been granted any SARs.

Aggregated option exercises in last fiscal year and fiscal year end option values

Name	Share acquired on exercise (#)	Value realized($)	Number of securities underlying unexercised options at fiscal year end (#)	Value of unexercised in- the-money options at fiscal year end ($)
			Exercisable/unexercisable	Exercisable/unexercisable
David E. McComas			179,250 / 83,750	$1,782,880 / $445,720
James J. Denny			2,500 / 27,500	— / —
George E. Gebhardt			33,675 / 38,825	321,628 / 184,873
Diana Beaufils			20,750 / 12,250	202,600 / 50,650
Daniel C. Walker III			21,000 / 13,000	202,600 / 50,650

There is currently no market for our common stock. A value of $15.13 per share was determined by our board of directors in consultation with an independent appraisal adviser. Upon consummation of the acquisition, all vested, unexercised options were cancelled and converted into a right to receive cash in an amount equal to the per share purchase price of the common stock pursuant to the definitive merger agreement, less the per share exercise price of the options. Upon consummation of the acquisition, all unvested, unexercised options were cancelled.

Merger consideration and management bonuses

In connection with the acquisition, our common stock and all vested options held by our Named Executive Officers were cancelled and converted into a right to receive cash that was based on an estimated purchase price of $19.00 per share of common stock. In addition, certain members of senior management, including the Named Executive Officers, received bonuses for services rendered in connection with the acquisition. David E. McComas received approximately $5.1 million, James J. Denny received approximately $0.3 million, George E. Gebhardt received approximately $1.5 million, Diana Beaufils received approximately $0.4 million and Daniel C. Walker received approximately $0.4 million for common stock and vested options owned by such Named Executive Officers as well as the management bonus.

Future incentive plans

We expect to adopt a long-term plan to provide incentive compensation for members of our management team.

Certain relationships and related transactions

Agreement and plan of merger

On December 2, 2004, Eye Care Centers of America, Inc. entered into an agreement and plan of merger with ECCA Holdings and LFS-Merger Sub, Inc., which at the time of the acquisition was controlled by Moulin and Golden Gate. The merger was effected by merging LFS-Merger Sub, Inc. with and into Eye Care Centers of America, Inc., with Eye Care Centers of America, Inc. as the surviving corporation. The aggregate purchase price was $450.0 million less (i) the amount of estimated net debt outstanding on the closing date, (ii) certain Transaction fees and expenses and (iii) approximately $3.1 million in management bonuses, net of the repayment of a loan by one of our former officers. The purchase price was further adjusted post-closing to reflect actual closing date net debt (total debt minus cash) and transaction expenses. The purchase price is also subject to post-closing adjustment based on net working capital.

Stockholders agreement

As part of the transactions, ECCA Holdings, Ample Faith Investments Limited, a Moulin investment vehicle, and Golden Gate Private Equity, Inc. entered into a stockholders agreement. We refer to Golden Gate Private Equity, Inc. and its affiliates who became owners of equity securities and their permitted transferees collectively as Golden Gate, and together with Moulin as the stockholders. ECCA Holdings is owned by Moulin and Golden Gate. In connection with the acquisition, certain members of senior management made an equity contribution to ECCA Holdings of approximately $1.8 million in the aggregate and became parties to the stockholders agreement. The stockholders agreement contains, among other things, the following provisions.

Board of directors.    The stockholders agreement initially sets the size of the board of directors of ECCA Holdings and each of its subsidiaries at five members each. The five members shall consist of three members to be designated by Moulin, one of which shall be David E. McComas for so long as he is the Chief Executive Officer of the Company, and two members to be designated by Golden Gate. Upon the occurrence of specified events, including noncompliance with financial covenants in our new senior credit facility, failure to pay interest or principal under our new senior credit facility, certain supply agreement breaches by Moulin and delivery of a sale notice, the board of directors of ECCA Holdings’ and each subsidiary will be increased to seven members each and Golden Gate will be entitled to designate the two additional directors for each board of directors.

Approval of significant transactions.    Moulin and Golden Gate, so long as they remain Major Stockholders, as defined below, possess approval rights over some significant transactions that may be pursued by ECCA Holdings and any subsidiary, including mergers or sales by ECCA Holdings or any subsidiary. “Major Stockholder” is defined as Moulin, Golden Gate and any successor stockholder holding at least 25% of the equity of ECCA Holdings.

Restrictions on transfer.    No Stockholder may transfer shares other than in transfers permitted by the stockholders agreement. Any permitted transferees will agree in writing to be bound by the provisions of the stockholders agreement.

Offer rights.    Following the five-year anniversary of the consummation of the acquisition, Golden Gate has the right to request that Moulin or ECCA Holdings purchase all of the shares held by Golden Gate for a specified price determined in accordance with the stockholders agreement. If Moulin purchases any of the shares held by Golden Gate pursuant to the offer rights described in this paragraph or pursuant to the put agreement described below, members of management who are parties to the stockholders agreement have the right to require Moulin to purchase their ECCA Holdings preferred stock on generally the same terms as Golden Gate. In the event Moulin or ECCA Holdings fail to purchase all of the shares held by Golden Gate, then Golden Gate has the right to sell all of its shares to a third party or to cause the sale of ECCA Holdings to a third party in accordance with the terms of the stockholders agreement. Additionally, following the six-year anniversary of the consummation of the acquisition, if Golden Gate desires to transfer their shares, Moulin has the option to purchase all or a portion of the shares held by Golden Gate for a price determined by Golden Gate. In the event Moulin fails to purchase all or a part of the shares held by Golden Gate, then Golden Gate has the right to sell all its shares to a third party who is not a competitor at a price not less than that offered to Moulin.

Sale of ECCA Holdings.    Pursuant to the stockholders agreement, Golden Gate has the right to compel the sale of all the equity securities of ECCA Holdings without the consent of Moulin if Moulin fails to purchase such securities under the stockholders agreement or put agreement, breaches certain obligations contained in the stockholders agreement or the put agreement, or causes ECCA Holdings to breach certain obligations contained in the stockholders agreement. Each Stockholder will fully cooperate, will be deemed to have consented to and will take all necessary and desirable actions in connection with the consummation of the sale as requested by Golden Gate, in each case subject to certain exceptions.

Participation rights.    Pursuant to the stockholders agreement, Golden Gate has specified “tag-along” rights, which enable it to participate in sales by Moulin following the six-year anniversary of the consummation of the acquisition.

Preemptive rights.    The stockholders agreement contains customary preemptive rights in favor of the stockholders.

Demand registration.    Under the stockholders agreement, (i) all major stockholders may unanimously require and (ii) any major stockholder after the six-month anniversary of the consummation of an initial public offering may require, ECCA Holdings to register any or all of their registrable securities under the Securities Act, at ECCA Holdings’ expense. Each major stockholder is limited to three demand requests for a registration statement on Form S-1, and all major stockholders are limited to six demand requests in total for a registration statement on Form S-1. ECCA Holdings is not required to comply with more than one demand request in any 12 month period. There is no limitation on the number of demand requests for a registration statement on Form S-3.

Piggyback registration rights.    The stockholders are entitled to request the inclusion of their securities in any registration statement at ECCA Holdings’ expense whenever it proposes to register any equity securities.

Holdback agreement for demand registrations.    Each stockholder, if required by the managing underwriter in an underwritten offering, agrees not to sell or offer for public sale or distribution, any of such stockholder’s capital stock within 30 days prior to or 120 days after, or 180 days after in the case of an initial public offering, the effective date of any registration statement pursuant to which the public offering is made, except as part of such registration.

Super majority decisions.    Approval of 75% of our board of directors (which shall include the approval of at least two Moulin members and two Golden Gate members) is required for certain decisions relating to, among other things, payment of dividends, issuance of securities, mergers or sales, liquidation, acquisitions, amendments to the documents relating to the new senior credit facility or the acquisition, entry into employment agreements that are not in the ordinary course of business, increase in compensation of any officers, executives or directors whose annual compensation exceeds $250,000 per year or our Chief Executive Officer or Chief Financial Officer, hiring of any employee whose annual compensation is expected to exceed $250,000 per year or any chief executive officer or chief financial officer, termination of any employee whose compensation exceeded $250,000 or our Chief Executive Officer or Chief Financial Officer, future creation of debt or liens, capital expenditures exceeding the amount set forth in our annual budget, any change to our fiscal year, any increase in the number of directors, any waiver or settlement of any material litigation or claim, and the approval of our annual budget.

Indemnification.    In connection with all registrations pursuant to the stockholders agreement, ECCA Holdings has agreed to indemnify the holders of any registrable securities (as defined in the stockholders agreement) participating in such registrations, the officers and directors of such holders and each person that controls such holder against liabilities relating to the registration, including liabilities under the Securities Act.

Put agreement

Pursuant to a put agreement between Moulin and Golden Gate, at any time after the fourth anniversary of the consummation of the transactions, Golden Gate has the right to cause Moulin and certain of its material subsidiaries (not including us) to use reasonable best efforts to purchase all of the equity securities of ECCA Holdings then held by Golden Gate at a price equal to the original issue price of the equity securities plus a 20% compounded annual return on that amount. In the event that Moulin and its subsidiaries do not purchase all of the equity securities of ECCA Holdings held by Golden Gate, Golden Gate then has the right to cause a sale of ECCA Holdings in accordance with the provisions of the stockholders agreement.

In the event that the proceeds to Golden Gate from a sale of ECCA Holdings under these circumstances (or from any other sale of ECCA Holdings, any sale of any of the equity securities of ECCA Holdings held by Golden Gate or other type of liquidity event described in the put agreement) are not at least equal to the aggregate original issue price of the equity securities of ECCA Holdings acquired by Golden Gate at the time of consummation of the transactions (as reduced by certain dividends and distributions, if any, received by Golden Gate after that date), then Moulin and certain of its material subsidiaries (not including us) will be required to pay to Golden Gate an amount equal to the difference between the amount of proceeds received by Golden Gate and the aggregate original issue price (as so reduced). In the event of a bankruptcy, liquidation, dissolution or winding up of ECCA Holdings or us, Golden Gate will have the right to surrender all of its equity securities of ECCA Holdings to Moulin in exchange for a payment to Golden Gate of the aggregate original issuance price (as so reduced) of those equity securities.

Supply agreement

Upon completion of the acquisition, we became a party to a long-term supply agreement with Moulin pursuant to which Moulin supplies us with ophthalmic frames, reading glasses, sunglasses and other eyewear products and accessories, which we refer to as the products.

The prices for the products purchased from Moulin are based on Moulin’s then-current price list as furnished to us from time to time, and the supply agreement provides that all sales of the products to us will be on terms no less favorable than those offered to any other person, subject to retroactive adjustment and refunds in the event that Moulin offers products to any other person on better price terms or more favorable economic or other material terms. The supply agreement does not include any minimum volume purchase requirements. The supply agreement establishes a non-exclusive relationship and we may discontinue purchasing products from Moulin and may freely purchase products from any person other than Moulin. In addition, Moulin may freely sell products to any person other than us. Moulin has agreed to indemnify us for liability claims, suits and actions relating to the sale or use of the products.

The supply agreement further provides that we are entitled to receive rebates based on the volume of payments made to Moulin for the purchase of products. The rebates, which are to be paid twice yearly by Moulin, will range from 5% to 20% of the payments made by us to Moulin for the purchase of products and are based on the aggregate amount of payments made to Moulin during a specified period.

All of our material and strategic purchasing and sourcing decisions under the supply agreement will be made with the approval of Golden Gate. Additionally, in the event of any dispute between us and Moulin relating to any day-to-day purchasing decisions, Golden Gate will direct the actions we take with respect to any such dispute.

In the event of a sale of all of our capital stock or all or substantially all of our assets to a third party, Moulin may terminate the supply agreement, at its option. In addition, the supply agreement terminates on the fifth anniversary of the acquisition, but automatically renews for up to two additional one-year terms, provided that at the fifth and sixth anniversary dates Golden Gate owns at least 15% of the capital stock of ECCA Holdings.

On June 23, a Hong Kong court appointed provisional liquidators who have since assumed management of Moulin and we do not expect to purchase any product from Moulin. See “Summary—Recent Developments.”

Advisory agreements

In connection with the acquisition, we became a party to an advisory agreement with ECCA Holdings and an entity affiliated with Golden Gate, and a separate advisory agreement with ECCA Holdings and Moulin. Pursuant to each advisory agreement, Golden Gate, on the one hand, and Moulin, on the other hand, will be compensated for the financial, investment banking, management advisory and other services performed in connection with the transactions and for future financial, investment banking, management advisory and other services they perform on our behalf. Each advisory agreement has a term of 10 years following the date on which the transactions are consummated, but will terminate on the date on which Golden Gate or Moulin, as the case may be, ceases to be a direct or indirect holder of equity interests of ECCA Holdings.

We prepaid $3.0 million to Golden Gate and $1.5 million to Moulin on the date of the acquisition as compensation for advisory services to be rendered through the three-year period and 18-month period, respectively, immediately following the date of the acquisition. Beginning 18 months after the consummation of the acquisition, we will pay management fees of up to $500,000 per fiscal quarter to Moulin until the aggregate management fees paid to Moulin under its Advisory Agreement, including those paid upon consummation of the acquisition, total $3.0 million, and thereafter we will pay management fees of up to $250,000 per fiscal quarter to each of Golden Gate and Moulin, subject to restrictions in (i) our new senior credit facility and (ii) the indenture governing the notes. We have also agreed to reimburse each of Golden Gate and Moulin up to $125,000 annually for their out-of-pocket fees and expenses, including legal and accounting fees, incurred in connection with the provision of services to us, their ownership of equity securities of ECCA Holdings or the exercise of rights under the various agreements entered in connection with the acquisition. In addition, we have agreed to pay certain additional transaction fees to each of them in the event we, ECCA Holdings or any of our subsidiaries completes any acquisition (whether by merger, consolidation, purchase of stock or assets or otherwise), debt or equity financing, sale of all or substantially all of our assets, change of control transaction or other similar transaction in an amount equal to 0.5% of the value of each such transaction.

Grant of restricted shares of ECCA Holdings

In connection with the consummation of the acquisition, Moulin granted one of its senior executives restricted stock comprising 3% of the total outstanding equity of ECCA Holdings, which reduced Moulin’s ownership of ECCA Holdings to 53%. The purpose of the grant was to recognize such senior executive’s contribution to Moulin in planning, structuring and negotiating the acquisition.

Exchange offer

Purpose and effect of the exchange offer

The exchange offer will give holders of old notes the opportunity to exchange the exchange notes, which have been registered under the Securities Act, for old notes, which were issued and sold on February 4, 2005 to the initial purchasers, J.P. Morgan Securities Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for resale to qualified institutional buyers and non-U.S. persons. The terms of the exchange notes will be identical in all material respects to the terms of the old notes except that the exchange notes (1) will have been registered under the Securities Act, (2) will be issued free from any provision for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates and (3) will not bear legends restricting their transfer.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Resale of exchange notes

We believe that exchange notes issued in connection with the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder of exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act if:

•	the holder is not a broker dealer or our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the exchange notes.

Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.

This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section entitled “Plan of distribution” for more details regarding the transfer of exchange notes.

Terms of the exchange offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered promptly following the expiration date.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see the section entitled “Description of notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $152,000,000 aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the exchange notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly following the expiration date. This exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the subsection entitled “—Conditions.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the subsection entitled “—Fees and expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the exchange offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2005. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended. In no event will the exchange offer remain in effect more than 30 business days from the date the registration statement is declared effective.

In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the subsections entitled “—Purpose and effect of the exchange offer,” “—Procedures for tendering;” and

•	any other representations that may be reasonably requested in order to comply with applicable laws.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to the holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend the exchange offer or terminate the exchange offer in the event that a condition is not satisfied or waived and to reject for exchange any old notes not previously accepted for exchange. By public announcement, in compliance with Rule 14e-1(d), we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them in our sole discretion. If we fail at any time to exercise any of the preceding rights, this failure will not constitute a waiver of that right. All conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer.

We will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust indenture Act.

If the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the exchange notes (1) could not rely on the staff position enunciated in Exxon Capital or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Procedures for tendering

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•	the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent’s message and a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the subsection entitled “—Exchange agent” before expiration of the exchange offer. To receive confirmation of a valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the subsection entitled “—Exchange agent.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the old notes held by the holder, that tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

•

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation that old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive a copy of the letter of transmittal with this prospectus. A holder may obtain additional copies of the letter of transmittal from the exchange agent’s offices listed under the subsection entitled “—Exchange agent.” By signing the letter of transmittal, each tendering holder of old notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see the section entitled “Plan of distribution”); and

•	the holder is not an “affiliate”, as defined in Rule 405 of the Securities Act, of us.

Book-entry transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry transfer of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below. See “Book entry; delivery and form.”

Guaranteed delivery procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of tenders

Holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which may be by telegram, telex facsimile transmission or letter, at one of the addresses set forth below under the subsection entitled “—Exchange agent;” or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the applicable DTC procedures.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination will be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the subsection entitled “—Procedures for tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the subsection entitled “—Exchange agent.”

Exchange agent

The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

By Mail, Hand Delivery or Overnight Courier:

The Bank of New York

Corporate Trust Operations – Reorganization Unit

101 Barclay Street – 7 East

New York, NY 10286

Attn: Evangeline Gonzales

By Facsimile Transmission

(212) 298-1915

For Information or Confirmation by Telephone:

(212) 815-3738

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees; and

•	printing and mailing costs.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as deferred financing costs, which will be amortized over the term of the exchange notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire old notes in open-market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

Description of new senior credit facility

In connection with the acquisition, we entered into a new senior secured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and various other lenders. This information relating to the new senior credit facility is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith.

The new senior credit facility is composed of the following:

•	a secured term loan facility in the amount of $165.0 million that will mature in 2012, referred to as the term loan facility; and

•	a secured revolving credit facility in the amount of $25.0 million that will mature in 2010, which includes sub-facilities for letters of credit and swing-line loans, collectively referred to as the revolving credit facility.

Amortization payments

Prior to the maturity date, funds borrowed under the revolving credit facility may be borrowed, repaid and reborrowed, without premium or penalty. The term loans will be amortized quarterly through the date of maturity for the term loan facility according to the following schedule:

(Dollars in millions)	Amount
Year 1	$1.24
Year 2	1.65
Year 3	1.65
Year 4	1.65
Year 5	1.65
Year 6	1.65
Year 7	155.51

Interest

Our borrowings under the new senior credit facility bear interest at a floating rate, which can either be, at our option, a base rate or a eurodollar rate, in each case plus an applicable margin. The base rate is defined as the higher of (i) the JPMorgan Chase Bank prime rate and (ii) the federal funds effective rate, plus one half percent (0.5%) per annum. The eurodollar rate is defined as the rate for eurodollar deposits for a period of one, two, three or six months (as selected by us) or nine or twelve months. The applicable margins are:

Term loan facility	Rate
Base rate loans	2.00%
Eurodollar loans	3.00%

Revolving credit facility
Base rate loans	1.75%
Eurodollar loans	2.75%

Following delivery of our financial statements for our fiscal quarter ending July 2, 2005, the applicable margin for borrowings under the revolving credit facility will be determined pursuant to a pricing grid based on the attainment of certain leverage ratios. The applicable margin for borrowings under the term loan facility will not be subject to adjustment.

In addition to paying interest on outstanding principal under the new senior credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50%. We will also pay customary letter of credit fees.

Security and guarantees

The new senior credit facility is secured by a valid first-priority perfected lien or pledge on (i) 100% of the capital stock of each of our present and future direct and indirect domestic subsidiaries, (ii) 65% of the capital stock of each of our future first-tier foreign subsidiaries, (iii) 100% of the capital stock of Eye Care Centers of America, Inc. and (iv) substantially all our present and future property and assets and those of each guarantor, subject to certain exceptions. Our obligations under the new senior credit facility are guaranteed by each of our existing and future direct and indirect domestic subsidiaries and ECCA Holdings.

Covenants

The new senior credit facility documentation contains customary affirmative and negative covenants and financial covenants. During the term of the new senior credit facility, the negative covenants restrict our ability to do certain things, including but not limited to:

•	incur additional indebtedness, including guarantees;

•	create, incur, assume or permit to exist liens on property and assets;

•	make loans and investments and enter into acquisitions and joint ventures;

•	engage in sales, transfers and other dispositions of our property or assets;

•	prepay, redeem or repurchase our debt (including the notes), or amend or modify the terms of certain material debt (including the notes) or certain other agreements;

•	declare or pay dividends to, make distributions to, or make redemptions and repurchases from, equity holders; and

•	agree to restrictions on the ability of our subsidiaries to pay dividends and make distributions.

The following financial covenants are included:

•	maximum consolidated leverage ratio;

•	maximum capital expenditures; and

•	minimum rent-adjusted interest coverage ratio.

Mandatory prepayment

We are required to make a mandatory annual prepayment of the term loan facility in an amount equal to 75% of excess cash flows as defined in the new senior credit facility, which percentage we expect to be reduced upon our achieving certain consolidated leverage ratios. In addition, we are required to make a mandatory prepayment of the term loan facility with:

•	100% of the net cash proceeds of any property or asset sale or casualty, subject to certain exceptions and reinvestment rights;

•	100% of the net cash proceeds of certain debt issuances, subject to certain exceptions; and

•	50% of the net cash proceeds from the issuance of additional equity interests, subject to certain exceptions.

Mandatory prepayments will be applied to the term loan facility, first to the scheduled installments of the term loans occurring within the next 12 months in direct order of maturity, and second, ratably to the remaining installments of the term loans. We may voluntarily repay outstanding loans under the senior credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurodollar loans.

Events of default

The new senior credit facility documentation contains customary events of default, including, but not limited to, payment defaults, breach of representations and warranties, covenant defaults, cross defaults to our other material debt (including the notes), certain events of bankruptcy and certain change of control events as defined below.

Change of control

The following events constitute a change of control under the new senior credit facility: (i) Moulin and its affiliates cease to be the “beneficial owner”, directly or indirectly, of a majority in the aggregate of the total voting power of ECCA Holdings; (ii) the board of directors of ECCA Holdings ceases to consist of a majority of continuing directors; (iii) ECCA Holdings ceases to own and control, of record and beneficially, directly, 100% of each class of outstanding capital stock free and clear of all liens (except liens created under the new senior credit facility); or (iv) a change of control under the indenture occurs.

Description of notes

The old notes were initially issued by LFS-Merger Sub, Inc. in connection with the merger of LFS-Merger Sub, Inc. with and into Eye Care Centers of America, Inc., with Eye Care Centers of America, Inc. as the surviving corporation. The old notes and the exchange notes are referred to collectively herein as the “notes.” The old notes were and the exchange notes will be issued under the indenture, as supplemented, dated February 4, 2005, among us, our subsidiaries, as guarantors and The Bank of New York, as trustee (the “Trustee”).

The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust indenture Act of 1939, as amended. The indenture is unlimited in aggregate principal amount, although the issuance of the old notes in the offering was limited to $152.0 million. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the notes. We will only be permitted to issue such additional notes if at the time of such issuance, we were in compliance with the covenants contained in the indenture. Any additional notes will be part of the same issue as the notes that we are currently offering and will vote on all matters with the holders of the notes.

This description of notes is intended to be a useful overview of the material provisions of the notes and the indenture. Since this description of notes is only a summary, you should refer to the indenture for a complete description of our obligations and your rights.

You will find the definitions of capitalized terms used in this description under the heading “Material definitions.” For purposes of this description, references to “the Company,” “we,” “our” and “us” refer to Eye Care Centers of America, Inc. and not to its Subsidiaries.

General

The notes

The notes:

•	are general unsecured, senior subordinated obligations of the Company;

•	are limited to an aggregate principal amount of $152.0 million, subject to our ability to issue additional notes;

•	mature on February 15, 2015;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form (see “Book-entry settlement and clearance”);

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including the Senior Secured Credit Agreement;

•	rank equally in right of payment to any future Senior Subordinated Indebtedness of the Company;

•	are unconditionally guaranteed on a senior subordinated basis by each existing Subsidiary of the Company and any future Restricted Subsidiary of the Company that is not a Foreign Subsidiary;

•	are effectively subordinated to any future Indebtedness and other liabilities of Subsidiaries of the Company that are not guaranteeing the notes; and

•	are eligible for trading in the PORTAL market.

The Company is a holding company, conducts all of its operations through its Subsidiaries and will have no significant assets other than its equity interest in its Subsidiaries. The Company will rely on dividends and other payments from its Subsidiaries to meet its debt service obligations, including the payment of principal and interest on the notes. As of July 2, 2005, the Company had approximately $165.0 million of Senior Indebtedness, with an additional $25 million available for borrowing under the Senior Secured Credit Facility, excluding approximately $3.0 million of letters of credit outstanding. In order to comply with regulations in certain states regarding the practice of optometry, we sublease 64 stores to OD PCs. We manage these stores pursuant to long-term agreements. Although we do not own any of the OD PCs, under GAAP we consolidate the assets, liabilities, results of operations and cash flows of 51 of the 64 stores owned by OD PCs. The OD PCs do not guarantee the notes, and are not subject to the covenants in the indenture.

As of the date of the indenture, all of the Company’s Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the definition of “Unrestricted Subsidiary,” the Company will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture.

Interest

Interest on the notes compounds semi-annually and:

•	accrues at the rate of 10.75% per annum;

•	accrues from August 15, 2005;

•	is payable in cash semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006 with respect to the exchange notes;

•	is payable to the holders of record on the February 1 and August 1 immediately preceding the related interest payment dates; and

•	is computed on the basis of a 360-day year comprised of twelve 30-day months.

We also will pay additional interest to holders of the notes if we fail to complete the exchange offer described in the Registration Rights Agreement within 255 days of the consummation of the acquisition or if certain other conditions contained in the Registration Rights Agreement are not satisfied.

Payments on the notes; paying agent and registrar

We will pay principal of, premium, if any, and interest on the notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered address as it appears in the Registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

A holder may transfer or exchange notes in accordance with the indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note (1) for a period of 15 days before a selection of notes to be redeemed or (2) tendered and not withdrawn in connection with a Change of Control Offer or an Asset Disposition Offer.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Optional redemption

At any time prior to February 15, 2010, the Company may redeem all or part of the notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the notes, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On and after February 15, 2010, the Company may redeem all or, from time to time, a part of the notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2010	105.375%
2011	103.583%
2012	101.792%
2013 and thereafter	100.000%

Prior to February 15, 2008, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with an amount equal to the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 110.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the sum of (x) the original aggregate principal amount of the notes outstanding on the date of the indenture and (y) the aggregate principal amount of any additional notes issued subsequent to the Issuer Date, remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of such Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

Ranking and subordination

The notes are unsecured Senior Subordinated Indebtedness of the Company, are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, rank equally in right of payment with all future Senior Subordinated Indebtedness of the Company and are senior in right of payment to all future Subordinated Obligations of the Company. The notes are effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust (as described under “—Defeasance” below) will not be subordinated to any Senior Indebtedness or subject to these restrictions.

As a result of the subordination provisions described below, holders of the notes may recover less than creditors of the Company who are holders of Senior Indebtedness in the event of an insolvency, bankruptcy, reorganization, receivership or similar proceedings relating to the Company. Similarly, the Note Guarantees are subordinated to obligations in respect of Guarantor Senior Indebtedness to the same extent the notes are subordinated to Senior Indebtedness. Moreover, the notes are structurally subordinated to the liabilities of non-guarantor Subsidiaries of the Company. As of July 2, 2005:

•	the Company had outstanding Senior Indebtedness of approximately $165.0 million, all of which was secured;

•	the Company had no Senior Subordinated Indebtedness other than the notes;

•	Restricted Subsidiaries had approximately $167.0 million of Guarantor Senior Indebtedness; and

•	approximately $7.5 million of our total consolidated assets was owned by OD PCs, which do not guarantee the notes.

Although the indenture will limit the amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Senior Indebtedness or Guarantor Senior Indebtedness, as the case may be, or structurally senior to the notes.

Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the notes in accordance with the provisions of the indenture. The notes in all respects rank equally with all other Senior Subordinated Indebtedness of the Company. As described in “—Certain covenants-Limitation on layering,” the Company may not Incur any Indebtedness that is senior in right of payment to the notes, but junior in right of payment to Senior Indebtedness. Unsecured Indebtedness of the Company is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.

The Company may not pay principal of, premium, if any, or interest on, or other payment obligations in respect of, the notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not otherwise repurchase, redeem or retire any notes (collectively, “pay the notes”) if:

(1) any Senior Indebtedness is not paid when due in cash or Cash Equivalents; or

(2) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents. However, the Company may pay the notes if the Company and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.

The Company also will not be permitted to pay the notes for a Payment Blockage Period (as defined below) during the continuance of any default, other than a default described in clause (1) or (2) of the preceding paragraph, on any Designated Senior Indebtedness that permits the holders of the Designated Senior Indebtedness to accelerate its maturity immediately without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods.

A “Payment Blockage Period” commences on the receipt by the Trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of a default of the kind described in the immediately preceding paragraph from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ends 179 days after receipt of the notice. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is no longer continuing; or

(3) because such Designated Senior Indebtedness has been repaid in full.

The Company may resume payments on the notes after the end of the Payment Blockage Period (including any missed payments), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, the Representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

In the event of:

(1) a total or partial liquidation or a dissolution of the Company;

(2) a reorganization, bankruptcy, insolvency, receivership of or similar proceeding relating to the Company or its property; or

(3) an assignment for the benefit of creditors or marshaling of the Company’s assets and liabilities, then the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents in respect of Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the holders of the notes will be entitled to receive any payment or distribution, in the event of any payment or distribution of the assets or securities of the Company (except, in each case, that holders of notes may receive and retain, subject to certain conditions, permitted junior securities). In addition, until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which holders of the notes would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness as their interests may appear (except, in each case, that holders of notes may receive and retain, subject to certain conditions, permitted junior securities). If a payment or distribution is made to holders of the notes that, due to the subordination provisions, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay the payment or distribution over to holders of Senior Indebtedness, as their interests may appear.

If the Company fails to make any payment on the notes when due or within any applicable grace period, whether or not on account of the Payment Blockage Period referred to above, such failure would constitute an Event of Default under the indenture and would enable the holders of the notes to accelerate the maturity thereof. See “—Events of Default” below. If payment of the notes is accelerated because of an Event of Default, the Company or the Trustee will promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receives notice of such acceleration and, after that five Business Day period, may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

By reason of such subordination provisions contained in the indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes. As a result of the obligation to deliver amounts received in trust to holders of Senior Indebtedness, holders of the notes may recover less ratably than trade creditors of the Company.

Note Guarantees

Each of the Subsidiary Guarantors, jointly and severally, unconditionally guarantees, on a senior subordinated basis, the Company’s obligations under the notes and all obligations under the indenture. Such Subsidiary Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees. Each Note Guarantee is subordinated to the prior payment in full of all Guarantor Senior Indebtedness in the same manner and to the same extent that the notes are subordinated to Senior Indebtedness. Each Note Guarantee ranks equally with all other Guarantor Senior Subordinated Indebtedness of that Subsidiary Guarantor and is senior in right of payment to all future Guarantor Subordinated Obligations of that Subsidiary Guarantor. The Note Guarantees are effectively subordinated to any secured Indebtedness of the applicable Subsidiary Guarantor to the extent of the value of the assets securing such Indebtedness. The Subsidiary Guarantors will not be permitted to Incur Indebtedness that is junior in right of payment to Guarantor Senior Indebtedness but senior in right of payment to the Note Guarantee. Unsecured Indebtedness of the Subsidiary Guarantors is not deemed to be subordinate or junior to secured Indebtedness merely because it is unsecured.

As of July 2, 2005:

•	outstanding Guarantor Senior Indebtedness was approximately $167.0 million, all of which was secured; and

•	the Subsidiary Guarantors had no Guarantor Senior Subordinated Indebtedness other than the Note Guarantees.

Although the indenture will limit the amount of Indebtedness that Restricted Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Guarantor Senior Indebtedness.

The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

In the event a Subsidiary Guarantor is sold or disposed of, in whole or in part, such that such Subsidiary is no longer a Subsidiary of the Company (whether by merger, consolidation, the sale of its Capital Stock (in whole or in part) or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not the Company or a Restricted Subsidiary of the Company (other than a Receivables Entity), such Subsidiary Guarantor will be released from its obligations under its Note Guarantee if:

(1) the sale or other disposition is in compliance with the indenture, including the covenants described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” and “—Certain covenants—Limitation on sales of capital stock of restricted subsidiaries;” and

(2) all the obligations of such Subsidiary Guarantor under the Credit Facility and related documentation and any other agreements relating to any other Indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such transaction.

In addition, a Subsidiary Guarantor will be released from its obligations under the indenture, its Note Guarantee and the Registration Rights Agreement if (1) the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the indenture and (2) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Defeasance” and “—Satisfaction and Discharge.”

Change of Control

If a Change of Control occurs, unless the Company has exercised its right to redeem all of the notes as described under “—Optional redemption”, each holder will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

No later than 30 days following any Change of Control, the Company will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred or will occur and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by the Company, consistent with the indenture, that a holder must follow in order to have its notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Prior to purchasing any notes pursuant to a Change of Control Offer (i) all Senior Indebtedness must be repaid in full, or the Company must offer to repay all Senior Indebtedness and make payment to the holders that accept such offer and obtain waivers of any event of default from the remaining holders of such Senior Indebtedness or (ii) the requisite holders of each issue of Senior Indebtedness shall have consented to such Change of Control Offer being made. The Company covenants to effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provisions of the indenture if the Company fails to comply with such covenant. A default under the indenture may result in a cross-default under the Senior Secured Credit Agreement. In the event of a default under the Senior Secured Credit Agreement, the subordination provisions of the indenture would likely restrict payments to the holders of the notes.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (ii) notice of redemption has been given pursuant to the indenture as described under “—Optional redemption” above.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the indenture by virtue of the conflict.

The Company’s ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control may constitute a default under the Senior Secured Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Secured Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of the Senior Secured Credit Agreement may (and other Indebtedness may) prohibit the Company’s prepayment of notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control, resulting in a default under the indenture. A default under the indenture may result in a cross-default under the Senior Secured Credit Agreement. In the event of a default under the Senior Secured Credit Agreement, the subordination provisions of the indenture would likely restrict payments to the holders of the notes.

A Change of Control Offer may be made in advance of a Change of Control, conditioned upon the Change of Control occurring, so long as (1) a definitive agreement has been executed, performance of which would give rise to a Change of Control, at the time of making the Change of Control Offer and (2) the Change of Control Payment Date occurs not less than 10 days after the date of the Change of Control. The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above.

Material covenants

Limitation on Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and its Restricted Subsidiaries may Incur Indebtedness if on the date thereof:

(1) the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least (a) 2.00 to 1.00, if such Indebtedness is Incurred on or prior to the second anniversary of the Issue Date and (b) 2.25 to 1.00, if such Indebtedness is Incurred thereafter; and

(2) no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or transactions relating to such Incurrence.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company or any Restricted Subsidiary Incurred pursuant to a Credit Facility together with the principal component of amounts outstanding under Qualified Receivables Transactions in an aggregate amount up to $190.0 million less the aggregate principal amount of all prepayments of principal thereof permanently reducing the commitments thereunder with the proceeds from Asset Dispositions and Guarantees of the Company or any Restricted Subsidiary in respect of such Indebtedness Incurred pursuant to a Credit Facility;

(2) Guarantees by the Company or any Restricted Subsidiary of Indebtedness Incurred in accordance with the provisions of the indenture; provided that in the event such Indebtedness that is being Guaranteed is (a) Senior Subordinated Indebtedness or Guarantor Senior Subordinated Indebtedness, then the related Guarantee shall rank equally in right of payment to the notes or the Note Guarantee, as applicable or (b) a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the notes or the Note Guarantee, as applicable;

(3) Indebtedness of the Company owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary (other than a Receivables Entity); provided, however,

(a) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations with respect to the notes;

(b) if a Subsidiary Guarantor is the obligor on such Indebtedness and the Company or a Subsidiary Guarantor is not the obligee, such Indebtedness is subordinated in right of payment to the Note Guarantee of such Subsidiary Guarantor; and

(c) (i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary (other than a Receivables Entity); and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary (other than a Receivables Entity)

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be.

(4) Indebtedness represented by (a) the notes and the Note Guarantees issued on the Issue Date and the exchange notes and exchange guarantees issued in a registered exchange offer pursuant to the Registration Rights Agreement, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (5), (7), (8) and (9)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) (other than the retired notes) or Incurred pursuant to the first paragraph of this covenant;

(5) Indebtedness under Hedging Obligations entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company) and which Indebtedness substantially corresponds in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the indenture;

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings, conditional sale obligations, obligations under title retention agreements or purchase money obligations with respect to assets (whether through the direct acquisition of such assets or the acquisition of Capital Stock of any Person solely owning such assets so financed), in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used or useful in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $15.0 million or (b) 2.5% of Consolidated Total Assets;

(7) Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and similar arrangements issued in the ordinary course of business, including in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance, or self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or a Restricted Subsidiary in the ordinary course of business;

(8) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets of the Company or a Restricted Subsidiary or Capital Stock of a Restricted Subsidiary in accordance with the terms of the indenture, provided that, in case of a disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition, provided further that, in the case of an acquisition, the maximum aggregate liability in respect of such Indebtedness relating to any acquisition or a series of related acquisitions shall at no time exceed 10% of the aggregate purchase price paid by the Company and its Restricted Subsidiaries in connection with such acquisition or series of related acquisitions;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(10) Indebtedness arising in connection with endorsement of interests for deposit in the ordinary course of business; and

(11) in addition to the items referred to in clauses (1) through (10) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (11) and then outstanding, will not exceed $20.0 million at any time outstanding; provided that any such Indebtedness Incurred under this clause (11) shall be Incurred as Subordinated Obligations or Guarantor Subordinated Obligations if at the time of such Incurrence the Leverage Ratio is greater than 4.5 to 1.0.

The Company will not consent to the Incurrence of any Indebtedness by any OD PC (other than Indebtedness owed to the Company or any Restricted Subsidiary or Incurred pursuant to clauses (7), (8), (9) and (10) of this covenant) unless (i) a Restricted Subsidiary would be able to Incur such Indebtedness pursuant to clause (11) of the second paragraph of this covenant and (ii) the Leverage Ratio is equal to or less than 4.5 to 1.0.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) subject to clause (2) below, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness on the date of Incurrence, and from time to time may reclassify such Indebtedness in any manner that complies with this covenant, and only be required to include the amount and type of such Indebtedness in one of such clauses;

(2) all Indebtedness outstanding on the date of the indenture under the Senior Secured Credit Agreement shall be deemed initially Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “Limitation on indebtedness” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. Subject to the first sentence of this paragraph, the principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on layering. The Company will not Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in right of payment to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is a Subordinated Obligation. No Subsidiary Guarantor will Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in right of payment to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is a Subordinated Obligation of such Subsidiary Guarantor. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated or junior in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor, as applicable, solely by reason of any Liens arising or created in respect thereof or Guarantees of third parties or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation on Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay (without duplication) any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock); and

(b) dividends or distributions payable to the Company or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than (x) Indebtedness of the Company or a Restricted Subsidiary permitted under clause (3) under the second paragraph of the covenant described under “—Limitation on Indebtedness” or (y) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a) a Default or a Leverage Event shall have occurred and be continuing (or would result therefrom); or

(b) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of (without duplication):

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the fiscal quarter commencing immediately prior to the date of the indenture to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are in existence (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii) 100% of the aggregate amount of Net Cash Proceeds and the Fair Market Value of Related Business Assets received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or from capital contributions subsequent to the Closing Date (other than (x) Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (y) Excluded Contributions or (z) the Net Cash Proceeds received by the Company from the issue or sale of Capital Stock to Permitted Holders to the extent used to redeem notes pursuant to the provisions of the third paragraph under “—Optional Redemption”);

(iii) 100% of the amount by which Indebtedness of the Company or its Restricted Subsidiaries held by a Person other than a Restricted Subsidiary is reduced on the Company’s balance sheet upon the conversion or exchange of such Indebtedness for, or satisfaction of such Indebtedness with, Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company or its Restricted Subsidiaries upon such conversion, exchange or satisfaction); and

(iv) 100% of the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(A) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale or other transfer of such Restricted Investment to a Person other than the Company or a Restricted Subsidiary, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary; or

(B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in clause (i) above.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Restricted Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or

Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (a) such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or a Restricted Subsidiary that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on indebtedness” and that in each case constitutes Refinancing Indebtedness; provided, however, that such purchase, repurchase, redemption, defeasance, acquisition or retirement will be excluded in subsequent calculations of the amount of Restricted Payments;

(4) so long as no Default or Event of Default or Leverage Event has occurred and is continuing, any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “—Limitation on sales of assets and subsidiary stock” below; provided, however, that such purchase or redemption will be excluded in subsequent calculations of the amount of Restricted Payments;

(5) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments;

(6) so long as no Default or Event of Default or Leverage Event has occurred and is continuing, the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock of the Company or any Restricted Subsidiary or Holdings held by any existing, future or former directors, employees or management of, or consultants to, the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate employees; provided that such redemptions or repurchases pursuant to this clause will not exceed $1.0 million in the aggregate during any calendar year, with unused amounts in any calendar year being carried over to succeeding calendar years up to a maximum amount available for use under this clause (6) of $2.0 million in any calendar year; provided, however, that such amount may be increased by an amount not to exceed (A) the amount of Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Capital Stock of Holdings, in each case to existing, future or former directors, employees or management of, or consultants to, the Company or any Subsidiary of the Company, in each case to the extent not otherwise applied to make Restricted Payments and (B) the cash proceeds of “key man” life insurance policies received by the Company or its Restricted Subsidiaries after the Closing Date less (C) the amount of any Restricted Payments previously made pursuant to subclause (A) and (B) of this clause; provided further, that the amount of any such repurchase, redemption, acquisition, cancellation or retirement will be included in subsequent calculations of the amount of Restricted Payments (except to the extent such Restricted Payments are made with the proceeds of “key man” life insurance);

(7) so long as no Default or Event of Default or Leverage Event has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary issued in accordance with the terms of the indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”; provided that the payment of such dividends will be excluded from the calculation of Restricted Payments;

(8) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof and payments of cash in lieu of the issuance of fractional shares of Capital Stock upon exercise or conversion of securities exercisable or convertible into Capital Stock of the Company; provided, however, that such repurchases and payments will be excluded from subsequent calculations of the amount of Restricted Payments;

(9) cash dividends or loans to Holdings in amounts equal to:

(a) the amounts required for Holdings to pay any Federal, state or local income taxes to the extent that such income taxes are directly attributable to the income of the Company and its Restricted Subsidiaries;

(b) the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence; and

(c) an amount not to exceed $1.0 million ($2.0 million after the consummation of a public Equity Offering by Holdings of its Common Stock) in any fiscal year to permit Holdings to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Holdings and the Company, provided, that such dividends or loans will be excluded from subsequent calculations of the amount of Restricted Payments;

(10) any payments made in connection with the Merger Agreement (including any payments made by the Company to Holdings); provided, however, that such amounts will be excluded in the calculation of the amount of Restricted Payments;

(11) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the covenant described under “—Change of control” or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the covenant described under “—Limitation on sales of assets and subsidiary stock”; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the notes and has completed the repurchase or redemption of all notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; provided further that any such purchase, repurchase, redemption, defeasance or other acquisition will be excluded from subsequent calculations of the amount of Restricted Payments;

(12) payments or distributions required by a final determination of a court of competent jurisdiction to satisfy dissenters’ rights, pursuant to or in connection with a consolidation, merger or transfer of assets of the Company that complies with the provisions of the covenant described under “—Merger and consolidation” and repurchases, redemptions, acquisitions, cancellations and other retirements for a nominal value per right of any rights granted pursuant to any shareholders’ rights plan of the Company (i.e., a “poison pill”); provided that such payments, distributions, repurchases, redemptions, acquisitions, cancellations and other retirements will be included in subsequent calculations of the amount of Restricted Payments;

(13) so long as no Default or Event of Default or Leverage Event has occurred and is continuing, the distribution, as a dividend or otherwise, of a Restricted Investment (including the Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiary) or any

Investment made with a previously-existing Restricted Investment; provided that such Restricted Investment was included in the calculation of the amount of Restricted Payments; provided further that such distribution will be excluded from subsequent calculations of the amount of Restricted Payments except to the extent any increases in the value of such Restricted Investment was included in Consolidated Net Income, in which case such increases shall be included in subsequent calculations of the amount of Restricted Payments; and

(14) so long as no Default or Event of Default or Leverage Event has occurred and is continuing, additional Restricted Payments in an amount not to exceed $5.0 million outstanding at any time under this clause (14) after giving effect to the receipt by the Company or any Restricted Subsidiary of the proceeds from any repurchase, redemption, sale, repayment or distribution with respect to any Restricted Investment previously made pursuant to this clause (14); provided that such Restricted Payments will be excluded in subsequent calculations of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The Fair Market Value of any cash Restricted Payment shall be its face amount. Not later than the date of making any Restricted Payment pursuant to the first paragraph of this covenant, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant described under “—Limitation on Restricted Payments” were computed, together with a copy of any fairness opinion or appraisal required by the indenture; provided, however, that the Company shall not be required to deliver such an Officers’ Certificate in connection with a Restricted Payment if it shall have previously delivered an Officers’ Certificate pursuant to this sentence subsequent to the date of the most recent quarterly (or annual, in the case of the fourth quarter) financial statements of the Company, and such Restricted Payment would be permitted within the calculations set forth in such previously delivered Officers’ Certificate.

Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the date of the indenture or acquired after that date, which Lien is securing any Senior Subordinated Indebtedness, Subordinated Obligations, Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligations, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the indenture and the notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Note Guarantee of such Restricted Subsidiary, equally and ratably with (or senior in priority to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

Limitation on restrictions on distributions from Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock, or any restrictions related thereto, shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to the Company or any Restricted Subsidiary.

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, the indenture, the notes, the Note Guarantees, the exchange notes, the exchange guarantees and the Senior Secured Credit Agreement (or related documents) in effect on such date;

(ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by a Restricted Subsidiary on or before the date on which such Restricted Subsidiary was acquired by the Company or a Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or in contemplation of the transaction) and outstanding on such date; provided, that any such encumbrance or restriction shall not extend to any assets or property of the Company or any other Restricted Subsidiary other than the assets and property so acquired;

(iii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refunding, replacement or refinancing of Capital Stock or Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement are not materially more restrictive, taken as a whole, to the holders of the notes (as determined in good faith by the Board of Directors of the Company) than the encumbrances and restrictions contained in such agreements referred to in clauses (i) or (ii) of this paragraph on the Closing Date or the date such Restricted Subsidiary became a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction:

(a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(b) contained in mortgages, pledges or other security agreements permitted under the indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(c) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(v) any encumbrance or restriction pursuant to (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property purchased or leased;

(vi) any encumbrance or restriction pursuant to any Purchase Money Note or other Indebtedness or contractual requirements Incurred with respect to a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors, are necessary to effect such Qualified Receivables Transaction;

(vii) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(viii) any customary provisions in joint venture agreements (including partnership agreements and limited liability company organizational and governance documents) relating to joint ventures and other similar agreements entered into in the ordinary course of business;

(ix) encumbrances or restrictions contained in indentures or debt instruments or other debt arrangements Incurred by Subsidiary Guarantors in accordance with “—Limitation on Indebtedness,” that are not materially more restrictive, taken as a whole (as determined in good faith by the Board of Directors of the Company), than those applicable to the Subsidiary Guarantors in either the indenture or the Senior Secured Credit Agreement on the Issue Date;

(x) encumbrances or restrictions contained in indentures or other debt instruments or debt arrangements Incurred by Restricted Subsidiaries subsequent to the Issue Date pursuant to clause (11) of the second paragraph of the covenant “—Limitation on Indebtedness,” provided that after giving effect to such Incurrence of Indebtedness, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Indebtedness;”

(xi) restrictions on cash or other deposits or net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business; and

(xii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order.

Limitation on sales of assets and subsidiary stock. The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or Additional Assets; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a) to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness or Guarantor Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness of the Company or Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock or Guarantor Senior Subordinated Indebtedness or Guarantor Subordinated Obligation of a Subsidiary Guarantor) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; and

(b) to the extent permitted under the terms of any Senior Indebtedness and Guarantor Senior Indebtedness, to the extent of the balance of such Net Available Cash that is not applied in accordance with clause (a), to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the indenture.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” Within 30 days after the aggregate amount of Excess Proceeds exceeds $10.0 million, or such earlier date, if any, as the Company determines not to apply the Excess Proceeds as set forth in clause (3) of the preceding paragraph, the Company will be required to make an offer (“Asset Disposition Offer”) to all holders of notes and to the extent required by the terms of other Senior

Subordinated Indebtedness, to all holders of other Senior Subordinated Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Senior Subordinated Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to purchase the maximum principal amount of notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the indenture or the agreements governing the Pari Passu Notes, as applicable, in each case in integral multiples of $1,000. To the extent that the aggregate amount of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose, subject to other covenants contained in the indenture. If the aggregate principal amount of notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered notes and Pari Passu Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will purchase the principal amount of notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of notes and Pari Passu Notes or portions of notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. The Company will deliver to the Trustee an Officers’ Certificate stating that such notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant and, in addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. The Company or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering holder of notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the notes or Pari Passu Notes so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new note, and the Trustee, upon delivery of an Officers’ Certificate from the Company, will authenticate and mail or deliver such new note to such holder, in a principal amount equal to any unpurchased portion of the note surrendered; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Notes. Any note not so accepted will be promptly mailed or delivered by the Company to the holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of this covenant, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations or Disqualified Stock) of the Company or Indebtedness of a Restricted Subsidiary (other than Guarantor

Subordinated Obligations or Disqualified Stock of any Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Company will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with clause (3)(a) above); and

(2) securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash, Cash Equivalents or Additional Assets within 90 days of the related Asset Disposition.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture by virtue of any conflict.

Limitation on Affiliate Transactions. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are no less favorable, taken as a whole, to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $5.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of $15.0 million, the Company has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments,” any Permitted Investments (other than those Investments described under clauses (1), (2) or (10) of the definition of Permitted Investment), and any transactions specifically excluded from the definition of Restricted Payment;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers and employees approved by the Board of Directors of the Company;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries but in any event not to exceed $3.0 million in the aggregate outstanding (without giving effect to the forgiveness of any such loan) at any one time with respect to all loans or advances made since the Issue Date provided, however, that the Company and its Subsidiaries shall comply in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that would be applicable to an issuer with debt securities registered under the Securities Act relating to such loans;

(4) any transaction between the Company and a Restricted Subsidiary (other than a Receivables Entity) or between Restricted Subsidiaries (other than a Receivables Entity or Receivables Entities) and Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with the covenant described under “—Limitation on Indebtedness;”

(5) the payment of reasonable and customary fees or compensation paid to, and indemnity provided on behalf of, directors, officers, employees or consultants of the Company, Holdings or any Restricted Subsidiary;

(6) the existing of, and the performance of, obligations of the Company or any of its Restricted Subsidiaries under the terms of any agreement to which the Company or any of its Restricted Subsidiaries is a party as of or on the Issue Date which is described in this prospectus and identified in the indenture on the Issue Date (including, without limitation, the Senior Secured Credit Agreement, the Merger Agreement, the Supply Agreement and the Advisory Agreements and all other agreements entered into directly in contemplation of, directly in connection with, or directly ancillary to the Merger Agreement), as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are, taken as a whole, not materially more disadvantageous to the holders of the notes than the terms of the agreements in effect on the Issue Date (as determined in good faith by the disinterested members of the Board of Directors of the Company); provided further that no payments may be made by the Company or any of its Restricted Subsidiaries prior to August 15, 2006, in respect of annual management fees payable under the Advisory Agreements (other than such fees paid on the Closing Date), as described in “Certain relationships and related transactions-Advisory agreements;” provided further that prior to February 15, 2007, the Company and its Restricted Subsidiaries shall not pay annual management fees under the Advisory Agreements during any 12 month period in excess of the lesser of (a) $1.0 million and (b) 1.0% of Consolidated EBITDA (excluding amounts otherwise added to Consolidated EBITDA pursuant to clause (6) of the definition of Consolidated EBITDA) for the most recently completed four fiscal quarter period for which financial statements are in existence; provided further that on or after February 15, 2007, the Company and its Restricted Subsidiaries shall not pay annual management fees under the Advisory Agreements during any 12 month period in excess of the lesser of (a) $2.0 million and (b) 2.0% of Consolidated EBITDA (excluding amounts otherwise added to Consolidated EBITDA pursuant to clause (6) of the definition of Consolidated EBITDA) for the most recently completed four fiscal quarter period for which financial statements are in existence;

(7) transactions with affiliated suppliers or other purchasers or distributors for the sale or purchase of goods in the ordinary course of business and otherwise in accordance with the terms of the indenture which are fair to the Company and its Restricted Subsidiaries, in the good faith determination of the disinterested members of the Board of Directors of the Company and are on terms at least as favorable as might reasonably have been obtained from an unaffiliated party;

(8) sales or other transfers or dispositions of accounts receivable and other related assets customarily transferred in an asset securitization transaction involving accounts receivable to a Receivables Entity in a Qualified Receivables Transaction, and acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction;

(9) the issuance of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and the granting and performance of registration and other customary rights in connection therewith; and

(10) transactions with a Person that is an Affiliate of the Company, other than a Subsidiary of the Company, solely due to the fact that the Company owns, directly or through a Restricted Subsidiary, Capital Stock in, or controls, such Person; provided, however, that no other Affiliate of the Company, other than a Restricted Subsidiary, owns, directly or indirectly, any Capital Stock in such Person.

Limitation on sale of capital stock of restricted subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any

Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1) to the Company or a Wholly-Owned Subsidiary (other than a Receivables Entity); or

(2) in compliance with the covenant described under “—Limitation on sales of assets and subsidiary stock”; provided, that if immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer be a Restricted Subsidiary, then such issuance or sale shall be deemed to be an Investment equal to the Fair Market Value of the remaining Voting Stock of such Person held by the Company and its Restricted Subsidiaries (after giving effect to such issuance or sale) and such Investment would have been permitted to be made under the covenant described under “—Limitation on Restricted Payments” as if made on the date of such issuance or sale.

Notwithstanding the preceding paragraph, the Company may sell all the Voting Stock of a Restricted Subsidiary as long as the Company complies with the terms of the covenant described under “—Limitation on sales of assets and subsidiary stock.”

SEC reports. Whether or not required by the SEC, so long as any notes or exchange notes are outstanding, the Company will furnish to the Trustee on behalf of, and upon request make available to, the holders of notes and post on its website, or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) within the time periods that would be applicable to the Company if it were subject to Section 13(a) or 15(d) of the Exchange Act:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file these reports.

In addition, following effectiveness of the registration statement with respect to the exchange or resale of the notes, whether or not required by the SEC, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept the filing).

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries or has any other entities which are consolidated for financial statement purposes, but is not a Restricted Subsidiary, then the quarterly and annual financial information required by the preceding paragraph shall, to the extent required by Regulation S-X of the Securities Act, include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements of the Company.

Merger and consolidation. The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes, the indenture and the Registration Rights Agreement;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “—Limitation on indebtedness” covenant;

(4) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations in respect of the indenture and the notes and its obligations under the Registration Rights Agreement shall continue to be in effect; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

Notwithstanding the foregoing, the Company shall not be required to comply with the preceding clause (3) in connection with the consummation of the acquisition. For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture, and, except in the case of a lease of all or substantially all its assets, the predecessor Company will be released from all of the obligations under the indenture.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Notwithstanding the preceding clauses (2) and (3), (x) any Restricted Subsidiary (other than a Receivables Entity) may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction; provided that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with the preceding clause (5).

In addition, the Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into any Person (other than the Company or another Subsidiary Guarantor) and will not permit the conveyance, transfer or lease of substantially all of the assets of any Subsidiary Guarantor (other than to the Company or another Subsidiary Guarantor) unless:

(1) (a) the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and such Person (if not such Subsidiary Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of such Subsidiary Guarantor under its Note Guarantee; (b) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; and (c) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture; or

(2) the transaction is made in compliance with the covenant described under “—Limitation on sales of assets and subsidiary stock.”

Future Subsidiary Guarantors. After the Closing Date, if at any time the aggregate amount of all assets held by all Restricted Subsidiaries (other than Foreign Subsidiaries), including, without limitation, newly created or acquired Restricted Subsidiaries, that are not Subsidiary Guarantors exceeds $3.0 million, then the Company will cause such Restricted Subsidiary or such Restricted Subsidiaries (other than Foreign Subsidiaries) that are not Subsidiary Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary Guarantor or Subsidiary Guarantors will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest (including additional interest, if any) on the notes on a senior subordinated basis, such that the remaining Restricted Subsidiaries (other than Foreign Subsidiaries) that are not Subsidiary Guarantors will hold an aggregate amount of assets less than $3.0 million.

Each Subsidiary Guarantor will be released from its obligations in accordance with the indenture as described under “—Note Guarantees.”

Limitation on lines of business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business, except to the extent that it would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for consent. Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of default

Each of the following is an “Event of Default”:

(1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any note when due, continued for 30 consecutive days, whether or not such payment is prohibited by the provisions described under “—Ranking and subordination;”

(2) default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under “—Ranking and subordination;”

(3) failure by the Company or any Subsidiary Guarantor to comply with its obligations under “—Certain covenants—Merger and consolidation;”

(4) failure by the Company to comply for 30 days after notice (as provided below) with any of its obligations under the covenants described under “—Change of Control” above or under the covenants described under “—Certain covenants” above (in each case, other than a failure to purchase notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with its obligations under “—Certain covenants—Merger and consolidation” which will constitute an Event of Default under clause (3) above);

(5) failure by the Company to comply for 60 days after notice (as provided below) with its other agreements contained in the indenture;

(6) default under any indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, which default:

(a) is caused by a failure to pay principal at Stated Maturity of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $10.0 million (net of any amounts covered by insurance with, or other indemnification provided by, a reputable and creditworthy insurance company or other reputable and creditworthy indemnitor), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(9) any Note Guarantee of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the indenture or its Note Guarantee.

However, a default under clause (4) or (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding notes notify the Company of the default, which notice shall specify that it is a notice of default, and the Company does not cure such default within the time specified in clause (4) or (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately; provided, however, that so long as any Indebtedness permitted by the provisions of the indenture to be Incurred under the Senior Secured Credit Agreement shall be outstanding, no such acceleration shall be effective until the earlier of (x) acceleration of any such Indebtedness under the Senior Secured Credit Agreement or (y) five business days after the giving of the acceleration notice to the Company and the administrative agent under the Senior Secured Credit Agreement of such acceleration. In the event of a declaration of acceleration of the notes because an Event of Default described in clause (6) under “—Events of Default” has occurred and is continuing, the declaration of acceleration of the notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (i) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the notes and its consequences if (A) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the indenture and the notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest or additional interest on any note;

(3) reduce the principal of or extend the Stated Maturity of any note;

(4) reduce the premium payable upon the redemption of any note or change the time (except those providing when notice of redemption is to be provided to holders) at which any note may be redeemed as described above under “—Optional Redemption,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any holder to receive payment of principal of, or premium, if any, and interest on, such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change to the subordination provisions of the indenture that adversely affects the rights of any holder of notes; or

(9) modify the Note Guarantees in any manner adverse to the holders of the notes.

Notwithstanding the foregoing, without the consent of any holder, the Company, the Trustee and, if such amendment amends the Note Guarantees, the Subsidiary Guarantors may amend the indenture and the notes to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the notes or release a Subsidiary Guarantor in accordance with the applicable provisions of the indenture;

(5) secure the notes;

(6) add to the covenants of the Company and its Restricted Subsidiaries for the benefit of the holders or surrender any right or power conferred upon the Company and its Restricted Subsidiaries;

(7) make any change that in the good faith determination of the Board of Directors of the Company does not adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust indenture Act;

(9) provide for the issuance of additional notes or exchange securities in accordance with the terms of the indenture, in each case which shall have terms substantially identical in all respects to the notes (except that, in the case of exchange securities, the transfer restrictions contained in the notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding notes, as a single class of securities; or

(10) make any change in the subordination provisions of the indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness of the Company or a holder of Guarantor Senior Indebtedness (or any Representative thereof) under such subordination provisions.

However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or Representative thereof authorized to give a consent) consent to such change.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the indenture by any holder of notes given in connection with a tender of such holder’s notes will not be rendered invalid by such tender. After an amendment under the indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the notes and the indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. If the Company exercises its legal defeasance option, the Note Guarantees in effect at such time will terminate.

The Company at any time may terminate its obligations described under “—Change of Control” and under covenants described under “—Certain covenants” (other than “—Merger and consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Note Guarantee provision described under “Events of default” above and the limitations contained in clause (3) under “—Certain covenants—Merger and consolidation” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect to the notes. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of default” above or because of the failure of the Company to comply with clause (3) under “Certain covenants—Merger and consolidation” above.

In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

Satisfaction and discharge

The indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of notes which shall survive until all notes have been cancelled) and the Company and the Subsidiary Guarantors’ obligations under the indenture, the notes and the Note Guarantees, as applicable, will be terminated as to all outstanding notes when either (1) all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation, or (2) (a) all notes not delivered to the Trustee for cancellation otherwise have become due and payable, will become due and payable at maturity within one year, or have been called for redemption pursuant to the provisions described under “—Optional redemption,” and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation, (b) the Company has paid all sums payable by it under the indenture, (c) other than in connection with a redemption pursuant to the provisions described under “—Optional redemption,” no Default or Event of Default shall have occurred or be continuing as a result of the deposit of the funds in connection with such discharge, (d) the deposit of the funds in connection with such discharge shall not cause a default under any other instrument by which the Company or any Subsidiary Guarantor is bound, and (e) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be. In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of Holdings or the Company, as such, shall have any liability for any obligations of the Company under the notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the trustee

The Bank of New York is the Trustee under the indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.

Governing law

The indenture provides that it and the notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Material definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1) any non-current assets of a kind used or usable in the businesses of the Company or a Restricted Subsidiary or a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

“Advisory Agreements” means the Advisory Agreements among (1) the Company, Holdings and Moulin International Holdings Limited and (2) the Company, Holdings and Golden Gate Capital or one of its Affiliates, as in effect on the Issue Date as may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are, taken as a whole, not materially more disadvantageous to the holders of the notes than the terms of the Advisory Agreement in effect on the Issue Date.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that solely for the purposes of the provisions described under “—Certain covenants—Limitation on Affiliate transactions,” beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

“Applicable Premium” means, with respect to a note at any date of redemption, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such date of redemption of (1) the redemption price of such note at February 15, 2010 (such redemption price being described under “—Optional Redemption”) plus (2) all remaining required interest payments due on such note through February 15, 2010 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition of assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivables Entity); provided that in the case of a sale by a Restricted Subsidiary to another Restricted Subsidiary, the Company directly or indirectly owns an equal or greater percentage of the Common Stock of the transferee than of the transferor;

(2) the sale of Cash Equivalents or marketable securities in the ordinary course of business;

(3) a disposition of inventory in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “—Certain covenants—Merger and consolidation;”

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to a Wholly-Owned Subsidiary (other than a Receivables Entity);

(7) the making of a Permitted Investment or a disposition subject to “—Certain covenants—Limitation on Restricted Payments;”

(8) sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity;

(9) dispositions of assets in a single transaction or series of related transactions with an aggregate Fair Market Value of less than $2.5 million;

(10) dispositions in connection with Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the licensing or sublicensing of intellectual property or other general intangibles;

(13) foreclosure on assets; and

(14) the sale of all of the Company’s and its Restricted Subsidiaries’ Investments in an OD PC in the ordinary course of business.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or Incurred after the Issue Date, payable by the Company under or in respect of the Senior Secured Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any Interest Rate Agreement entered into in connection with the Senior Secured Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(3) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A” or the equivalent thereof by Moody’s Investors Service, Inc., and having combined capital and surplus in excess of $500.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1), (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(6) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (5) above.

“Change of Control” means:

(1) prior to the first public offering of Common Stock of the Company or Holdings, the Permitted Holders cease to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company or Holdings, whether as a result of the issuance of securities of the Company or Holdings, any merger, consolidation, liquidation or dissolution of the Company or Holdings, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the “specified entity”) held by any other entity (the “parent entity”) so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity); or

(2) on the date of or after the first public offering of Common Stock referred to in clause (1), (A) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, provided that in no event shall the parties to the Stockholders Agreement be deemed to be a “group” solely by virtue of being parties to the Stockholders Agreement), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company or Holdings (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of the Company or Holdings held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity); and (B) the Permitted Holders “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company or Holdings, as the case may be, (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person or group and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company or Holdings or such successor (for the purposes of this clause, such other person or group shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person or group “beneficially owns” directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders “beneficially own” directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent entity); or

(3) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(4) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(5) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

For the purposes of the indenture, a Person shall not be considered to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated therein.

“Closing Date” means the date upon which the acquisition is consummated pursuant to the terms of the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are in existence to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness (and the application of the proceeds therefrom) as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition or other dispositions for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) except that such pro forma calculations may include operating expense reductions for such period resulting from the transaction which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within 90 days following any such transaction (which operating expense reductions are reasonably expected to be sustainable over the long term), including, but not limited to, the execution or termination of any contracts, reduction of costs related to administrative functions, the termination of any personnel or the closing (or approval by the Board of Directors of the Company of any closing) of any facility, as applicable; provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that any related Incurrence of Indebtedness is permitted pursuant to the indenture. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) Consolidated Interest Expense;

(2) Consolidated Income Taxes;

(3) consolidated depreciation expense;

(4) consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” and Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets;”

(5) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation);

(6) the amount of any annual management fee paid by the Company or Holdings pursuant to the Advisory Agreements in the aggregate during such period not to exceed the amount permitted to be paid as such annual management fees pursuant to clause (6) of the second paragraph of the covenant described under “—Certain covenants—Limitation on Affiliate Transactions,” plus the Thomas H. Lee Management Fee paid during such period; provided, however, that the foregoing limitation shall not apply to any annual management fees prepaid on the Closing Date; and

(7) any non-recurring fees and expenses Incurred in connection with any Equity Offering, acquisition or Refinancing Indebtedness, in each case in compliance with the terms of the indenture, to the extent that such fees and expenses are customary for transactions of such type, but excluding fees and expenses paid or payable to any Permitted Holder.

Notwithstanding the preceding sentence, clauses (2) through (5) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (2) through (5) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount and debt issuance cost (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(6) costs associated with Interest Rate Agreements (including amortization of fees) provided, however, that if Interest Rate Agreements result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries payable to a party other than the Company or a Wholly-Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

(9) Receivables Fees; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio in connection with the Incurrence of any Indebtedness described in the final paragraph of the definition of “Indebtedness”, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness”.

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries prior to any adjustment for any Preferred Stock of the Company (other than Disqualified Stock), as determined in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary; provided, however, that no amount shall be included under this clause (b) if to the extent already included for the purposes of the covenant described under “—Certain covenants—Limitation on Restricted Payments” in the amount of Restricted Payments made under the first paragraph or clause (14) of the second paragraph of such covenant;

(2) any net income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or any Restricted Subsidiary (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) any extraordinary gain or loss;

(5) the cumulative effect of a change in accounting principles;

(6) any noncash compensation charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards or any amendment, modification, substitution or change of any such stock, stock options or other equity-based awards; and

(7) any non-recurring fees, charges or other expenses made or Incurred in connection with (a) the acquisition and the financing thereof as described in this prospectus; (b) the filing of the Company’s registration statement on Form S-1, dated May 6, 2004; and (c) the exchange offer pursuant to the Registration Rights Agreement relating to the notes (excluding additional notes).

Corporate overhead expenses payable by Holdings described in clause (9) of the second paragraph of the covenant described under “—Certain covenants—Limitation on Restricted Payments,” the funds for which are provided by the Company and/or its Restricted Subsidiaries, shall be deducted in calculating the Consolidated Net Income of the Company and its Restricted Subsidiaries.

“Consolidated Total Assets” means, at any date of determination, the total amount of assets as set forth on the consolidated balance sheet of the Company for the Company’s most recently completed fiscal quarter, prepared in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company or Holdings, as the case may be, who: (1) was a member of such Board of Directors on the date of the indenture; (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board at the time of such nomination or election; or (3) is any designee of a Permitted Holder or was nominated by a Permitted Holder or any designees of a Permitted Holder on the Board of Directors.

“Credit Facility” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, supplemented, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” means (1) the Bank Indebtedness and (2) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (other than an event which would constitute a Change of Control):

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the notes or (b) on which there are no notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further, that any portion of the Capital Stock that would otherwise constitute Disqualified Stock as a result of clause (1) or (3) above shall not constitute Disqualified Stock to the extent that such Person may only satisfy its obligations on maturity or redemption at the option of the holder thereof for consideration consisting of Capital Stock of such Person that is not Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in the indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Company may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company with the provisions of the indenture described under the captions “—Change of Control” and “—Certain covenants—Limitation on sales of assets and subsidiary stock” and such repurchase or redemption complies with “—Certain covenants—Limitation on Restricted Payments.”

“Equity Offering” means a primary public or private sale of Capital Stock, other than Disqualified Stock, by the Company or Holdings, as the case may be, other than an pursuant to an offering registered on Form S-8.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means the Net Cash Proceeds or Cash Equivalents received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or from capital contributions subsequent to the Closing Date (other than Net Cash Proceeds received from the issuance of Capital Stock to a Restricted Subsidiary or to an employee stock ownership plan, or option plan or similar trust to the extent such sale to an employee stock ownership plan, or option plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary) of Capital Stock, in each case designated within 90 days of receipt of such Net Cash Proceeds as Excluded Contributions pursuant to an Officers’ Certificate.

“Existing Credit Agreement” means the Amended and Restated Credit Agreement, dated as of December 23, 2002, among the Company, Fleet Securities, Inc. and Banc of America Securities LLC, as Co-Lead Arrangers, and the lenders party thereto, all outstanding borrowings under which were permanently repaid in full and all commitments under which were cancelled in connection with the transactions.

“Existing Management Stockholders” means the members of senior management of the Company who on the Closing Date own Capital Stock of Holdings.

“Fair Market Value” means the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined (i) if such Fair Market Value is equal to or less than $5.0 million, by an Officer of the Company acting reasonably and in good faith and shall be evidenced by an Officers’ Certificate, (ii) if such Fair Market Value is in excess of $5.0 million, by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution, and (iii) if such Fair Market Value is in excess of $15.0 million, in addition by an independent investment banking, accounting or appraisal firm of nationally recognized standing, and shall be evidenced by a written opinion from such firm, and in each case such determination shall be conclusive; provided, however, that the opinion required under clause (iii) of this definition shall be required only in connection with the determination of Fair Market Value with respect to the covenant described under “Certain Covenants-Limitation on Restricted Payments.”

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the date of the indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture will be computed in conformity with GAAP.

“Golden Gate Capital” means Golden Gate Capital Management II, L.L.C. and any affiliated investment funds or other affiliated investment entities (including any such entity which owns Capital Stock of Holdings on the Closing Date).

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Senior Indebtedness” means, with respect to a Subsidiary Guarantor, the following obligations, whether outstanding on the Closing Date or thereafter Incurred, without duplication:

(1) any Guarantee of the Bank Indebtedness by such Subsidiary Guarantor and all other Guarantees by such Subsidiary Guarantor of Senior Indebtedness of the Company or Subsidiary Guarantor Senior Indebtedness of any other Subsidiary Guarantor; and

(2) all obligations consisting of principal of and premium, if any, accrued and unpaid interest on, and fees and other amounts relating to, all other Indebtedness of the Subsidiary Guarantor. Guarantor Senior Indebtedness includes interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Subsidiary Guarantor regardless of whether postfiling interest is allowed in such proceeding.

Notwithstanding anything to the contrary in the preceding paragraph, Guarantor Senior Indebtedness will not include:

(1) any Indebtedness Incurred in violation of the indenture; provided that no such violation shall be deemed to exist for the purposes of this clause (1) if the holders of such Indebtedness (or their representative) and the Trustee shall have received an Officers’ Certificate of the Company to the effect that the Incurrence of such Indebtedness is permitted by the provisions of this indenture.

(2) any obligations of such Subsidiary Guarantor to a Subsidiary of the Company or to the Company;

(3) any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor;

(4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5) any Indebtedness, Guarantee or obligation of such Subsidiary Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of such Subsidiary Guarantor, including, without limitation, any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Subsidiary Guarantor; or

(6) any Capital Stock.

“Guarantor Senior Subordinated Indebtedness” means, with respect to a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under the Note Guarantee and any other Indebtedness of such Subsidiary Guarantor (whether outstanding on the Closing Date or thereafter Incurred) that specifically provides that such Indebtedness is to rank equally in right of payment with the obligations of such Subsidiary Guarantor under the Note Guarantee and is not expressly subordinated by its terms in right of payment to any Indebtedness of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Closing Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Note Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“holder” means a Person in whose name a note is registered on the Registrar’s books.

“Holdings” means ECCA Holdings Corporation, and its successors.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables) to the extent such obligation would appear as a liability upon the balance sheet of such Person, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person;

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary that is not a Subsidiary Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business;

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Capital Stock of the Company (other than Disqualified Stock); and

(4) accounts receivable, advances or extensions of credit to customers in the ordinary course of business.

For purposes of “Certain covenants-Limitation on Restricted Payments,”

(1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted

Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means the date of the indenture. For purposes of the indenture, the Senior Secured Credit Agreement shall be deemed to have been outstanding as of the Issue Date, and the Existing Credit Agreement shall be deemed not to have been outstanding as of the Issue Date.

“Leverage Event” means that, at any Transaction Date, the Leverage Ratio is greater than 5.5 to 1.0.

“Leverage Ratio” means the ratio of (1) the aggregate amount of consolidated Indebtedness of the Company and its consolidated Restricted Subsidiaries on the Transaction Date after giving effect to the Incurrence, repayment, repurchase, defeasance or discharge or any Indebtedness on such date to (2) the Consolidated EBITDA for the period of the Company’s most recent four consecutive fiscal quarters ending prior to the Transaction Date for which financial statements are in existence, after giving pro forma effect to any Asset Disposition or any Investment or acquisition of assets since the beginning of such four fiscal quarter period as if such Asset Disposition, Investment or acquisition or assets had occurred on the first day of such four fiscal quarter period. For the purposes of this definition, whenever pro forma effect is given to any calculation under this definition, the pro forma calculation shall be made in accordance with the provisions of the definition of “Consolidated Coverage Ratio.”

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Merger Agreement” means the Agreement and Plan of Merger, dated as of December 2, 2004, among Holdings, LFS-Merger Sub, Inc., and the Company, as in effect on the Issue Date.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries (other than Capital Stock of such Person), except that Standard Securitization Undertakings shall not be considered recourse.

“Note Guarantee” means, individually, any Guarantee of payment of the old notes and exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement by a Subsidiary Guarantor pursuant to the terms of the indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Note Guarantee will be in the form prescribed by the indenture.

“OD PC” means a professional corporation or other entity controlled by one or more optometrists that subleases one or more stores from the Company or one of its Subsidiaries, which stores are managed by the Company or one of its Subsidiaries pursuant to a management agreement.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company. Officer of any Subsidiary Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Holders” means each of Golden Gate Capital, Moulin International Holdings Limited, the Existing Management Stockholders and any Affiliate or Related Person thereof.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary other than a Receivables Entity); provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that such Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees of the Company and its Restricted Subsidiaries made in the ordinary course of business of the Company or such Restricted Subsidiary; provided that such loans or advances do not exceed $3.0 million in the aggregate at any one time outstanding and that loans or advances that are forgiven shall continue to be deemed outstanding; provided further, that the Company and its Subsidiaries shall comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that would be applicable to an issuer with debt securities registered under the Securities Act relating to such loans and advances;

(7) Capital Stock, obligations or securities received in settlement of debts or other Obligations or liabilities created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with the covenant described under “—Certain covenants —Limitation on sales of assets and subsidiary stock;”

(9) Investments in existence on the Issue Date;

(10) Investments by the Company or any of its Restricted Subsidiaries, together with all other outstanding Investments made pursuant to this clause (10), in an aggregate Fair Market Value at the time of such Investment not to exceed $5.0 million outstanding at any one time (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) Guarantees issued in accordance with the covenant described under “—Certain covenants —Limitations on indebtedness;”

(12) Investments by the Company or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Company or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables;

(13) Investments that are made with Excluded Contributions; and

(14) any Investment directly or indirectly in an OD PC in the ordinary course of business.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the Senior Secured Credit Agreement and related Hedging Obligations and Liens securing other Senior Indebtedness and liens on assets of Restricted Subsidiaries securing Guarantees of Senior Indebtedness and other Guarantor Senior Indebtedness permitted to be Incurred under the indenture;

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s, mechanics’ Liens and landlord’s Liens, in each case for sums not overdue by more than 60 days or which are being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens which do not in the aggregate materially impair their use in the operation of the business of such Person;

(7) Liens securing Hedging Obligations permitted under the indenture;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the conduct of the business of the Company and its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financing, conditional sale obligations, obligations under title retention agreements, purchase money obligations or other payments Incurred to finance the acquisition, lease, improvement or construction of, assets or property acquired, leased, improved or constructed; provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the indenture and does not exceed the cost of the assets or property so acquired, leased, improved or constructed; and

(b) such Liens are created within 180 days of acquisition, lease, improvement or construction of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date or any extensions or renewals thereof securing the same or similar obligations on terms not materially more restrictive, taken as a whole. and secured by the same collateral;

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary (other than a Receivables Entity);

(17) Liens securing the notes and Note Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case Incurred in connection with a Qualified Receivables Transaction;

(21) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importing goods;

(23) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate Fair Market Value (valued at the time of creation thereof) of not more than $5.0 million at any time; and

(24) Liens securing the obligations under the Escrow Agreement.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from the Company or any Restricted Subsidiary in connection with a Qualified Receivables Transaction with a Receivables Entity, which deferred purchase price or line is repayable from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted

Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any Receivables (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such Receivables, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization involving Receivables.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly-Owned Subsidiary (or another Person in which the Company or any Restricted Subsidiary makes an Investment and to which the Company or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates the Company or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of the Company or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither the Company nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3) to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a Qualified Receivables Transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a Qualified Receivables Transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the date of the indenture or Incurred in compliance with the indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(2) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the Stated Maturity of the notes has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the portion of the Indebtedness being refinanced that has a Stated Maturity on or prior to the Stated Maturity of the notes;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, and fees and expenses Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the notes or the Note Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the notes or the Note Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the Closing Date by and among the Company, the Subsidiary Guarantors and the initial purchasers set forth therein and, with respect to any additional notes, one or more substantially similar registration rights agreements among the Company and the other parties thereto, as such agreements may be amended from time to time.

“Related Business” means any business which is the same as or related, ancillary, incidental or complementary to, or a reasonable extension of, any of the businesses of the Company and its Restricted Subsidiaries on the date of the indenture, as determined in good faith by the Company’s Board of Directors.

“Related Business Assets” means assets or property used or useful in a Related Business and Capital Stock of a Related Business; provided that if such assets comprise Capital Stock in a Person, (x) such Person becomes a Restricted Subsidiary as result of the receipt of such Capital Stock by the Company and (y) such Person is primarily engaged in a Related Business.

“Related Person” with respect to any Permitted Holder means:

(1) any investment fund controlled by, or under common control with, such Person;

(2) any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member (including by adoption or marriage) of such Permitted Holder, any trust created for the benefit of such individual or such individual’s estate, executor, administrator, committee or beneficiaries; or

(3) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1) or (2).

“Representative” means any trustee, agent or representative (if any) of an issue of Senior Indebtedness; provided that when used in connection with the Senior Secured Credit Agreement, the term “Representative” shall refer to the administrative agent under the Senior Secured Credit Agreement.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter Incurred, the Bank Indebtedness and all amounts payable by the Company under or in respect of all other Indebtedness of the Company, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1) any Indebtedness Incurred in violation of the indenture; provided that no such violation shall be deemed to exist for the purposes of this clause (1) if the holders of such Indebtedness (or their representative) and the Trustee shall have received an Officers’ Certificate of the Company to the effect that the Incurrence of such Indebtedness is permitted by the provisions of this indenture;

(2) any obligation of the Company to any Subsidiary;

(3) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company;

(4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5) any Indebtedness, Guarantee or obligation of the Company that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company, including, without limitation, any Senior Subordinated Indebtedness and any Subordinated Obligations; or

(6) any Capital Stock.

“Senior Secured Credit Agreement” means the Credit Facility entered into among the Company, JPMorgan Chase Bank, N.A., as Administrative Agent and the lenders parties thereto from time to time, as the same may be amended, supplemented or otherwise modified from time to time.

“Senior Subordinated Indebtedness” means the notes and any other Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that specifically provides that such Indebtedness is to rank equally with the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which are reasonably customary in securitization of Receivables transactions.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Stockholders Agreement” means the Stockholders Agreement, dated as of December 2, 2004, by and among Holdings, ECCA Holdings (Cayman) Ltd., Ample Faith Investments Limited, and Golden Gate Private Equity, Inc., as in effect on the Issue Date.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company. For the sake of clarification, no Person shall be considered a Subsidiary of the Company or any of its Subsidiaries solely by reason of being an OD PC.

“Subsidiary Guarantor” means each Subsidiary of the Company in existence on the Closing Date that provides a Note Guarantee on the Closing Date and any other Restricted Subsidiary that provides a Note Guarantee in accordance with the indenture; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the indenture, such Person shall cease to be a Subsidiary Guarantor.

“Supply Agreement” means the Supply Agreement among LFS-Merger Sub, Inc., Moulin International Holdings Limited and Golden Gate Private Equity, Inc. as in effect on the Issue Date as may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are, taken as a whole, not materially more disadvantageous to the holders of the notes than the terms of the Supply Agreement in effect on the Issue Date.

“Thomas H. Lee Management Fee” means the annual management fee paid by the Company pursuant to the management agreement between it and Thomas H. Lee Partners, L.P., which agreement was terminated upon consummation of the Merger.

“Transaction Date” means, with respect to the Incurrence of Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the notes to February 15, 2010; provided, however, that if the then-remaining term of the notes to February 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States

Treasury securities for which such yields are given, except that if the then remaining term of the notes to February 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Company in such Subsidiary complies with “Certain covenants—Limitation on restricted payments;”

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could Incur at least $1.00 of additional Indebtedness under the first paragraph of the “Limitation on Indebtedness” covenant on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by one or more of the Company or any of its Wholly-Owned Subsidiaries.

Book entry; delivery and form

The global notes

The notes (as defined in the section entitled “Description of notes”) will be issued in the form of several registered notes in global form, without interest coupons (the “global notes”), as follows:

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges among the global notes

Beneficial interests in one global note may generally be exchanged for interests in another global note. A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to procedures applicable to beneficial interests in the other global note.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes (DTC has advised us that, in such event, under its current practices, DTC would notify its participants of our request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

•	certain other events provided in the indenture should occur.

Material United States federal income tax consequences

The following constitutes a summary of material U.S. federal income tax consequences of the ownership and disposition of the exchange notes. This summary applies to you if you are a Non-U.S. Holder (as defined below) of the exchange notes. This summary deals only with exchange notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, this summary does not deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities, certain U.S. expatriates and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding the exchange notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

This summary is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein.

For purposes of this summary, you are a Non-U.S. Holder if you are a beneficial owner of the exchange notes that is not a U.S. person. A U.S. person is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds the exchange notes, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the exchange notes, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of the exchange notes.

You should consult your own tax adviser concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction of the ownership and disposition of the exchange notes.

Interest on the exchange notes

The 30% U.S. federal withholding tax will not apply to any payment to you of interest on the exchange notes provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on the exchange notes is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your exchange notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to you if you are a Non-U.S. Holder that is a pass-through entity rather than a corporation or an individual.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the exchange notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on the exchange notes is effectively connected with the conduct of that trade or business, or, if an income tax treaty applies, is attributable to your U.S. permanent establishment, you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. You will be exempt from the 30% withholding tax provided you satisfy the certification requirements described above. In addition, if you are a corporate Non-U.S. Holder, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, exchange, redemption or other disposition of the exchange notes

Any gain realized upon the sale, exchange, redemption or other disposition of the exchange notes will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if an income tax treaty applies, is attributable to your U.S. permanent establishment; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are a Non-U.S. Holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate Non-U.S. Holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. If you are an individual Non-U.S. Holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States. The exchange of old notes for exchange notes will not be a taxable exchange for U.S. federal income tax purposes, and, as a result no gain will be recognized by a Non-U.S. Holder who exchanges the old notes for the exchange notes.

Information reporting and backup withholding

You will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Interest on the exchange notes.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of the notes within the United States or conducted through certain U.S.-related financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that to the extent any broker-dealer participates in the exchange offer, we will use our reasonable best efforts to maintain the effectiveness of the registration statement filed in connection with the exchange offer for a period of 180 days following the completion of the exchange offer.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay the expenses incident to the exchange offer, except commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, and will indemnify the holders of the exchange notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.

Legal matters

Certain legal matters in connection with the exchange offer will be passed upon for us by Shearman & Sterling LLP.

Experts

The consolidated financial statements (including the schedule) of Eye Care Centers of America, Inc. as of December 27, 2003 and January 1, 2005, and for each of the fiscal years ended December 28, 2002, December 27, 2003 and January 1, 2005 appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Available information

We have filed a registration statement on Form S-4 with the SEC regarding the exchange offer. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we filed with the SEC at the SEC’s public reference facilities maintained by the SEC at Room 5080, Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Eye Care Centers of America, Inc.

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 27, 2003 and January 1, 2005	F-3

Consolidated Statements of Operations for the Years Ended December 28, 2002, December 27, 2003 and January 1, 2005	F-4

Consolidated Statements of Shareholders’ Deficit as of December 28, 2002, December 27, 2003 and January 1, 2005	F-5

Consolidated Statements of Cash Flows for the Years Ended December 28, 2002, December 27, 2003 and January 1, 2005	F-6

Notes to the Consolidated Financial Statements	F-7

Schedule II—Consolidated Valuation and Qualifying Accounts—For the Years Ended December 28, 2002, December 27, 2003 and January 1, 2005	F-33

Condensed Consolidated Balance Sheets at July 2, 2005 (unaudited) and January 1, 2005	F-34

Condensed Consolidated Statements of Operations for the Thirteen Weeks Ended June 26, 2004 and July 2, 2005, the Twenty-Six Weeks Ended June 26, 2004, the Fifty Nine Days Ended March 1, 2005, and the One Hundred Twenty Three Days Ended July 2, 2005 (unaudited)

F-35

Condensed Consolidated Statements of Cash Flows for the Twenty-Six Weeks Ended June 26, 2004, the Fifty Nine Days Ended March 1, 2005, and the One Hundred Twenty Three Days Ended July 2, 2005 (unaudited)

F-36

Notes to Condensed Consolidated Financial Statements	F-37

Unaudited Pro forma Consolidated Statements of Operations	F-51

Unaudited Pro forma Consolidated Statement of Operations for the Year Ended January 1, 2005	F-52

Unaudited Pro forma Consolidated Statement of Operations for the Twenty-Six Weeks Ended July 2, 2005	F-53

Notes to Unaudited Pro forma Consolidated Financial Statements	F-54

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Eye Care Centers of America, Inc.

San Antonio, Texas

We have audited the accompanying consolidated balance sheets of Eye Care Centers of America, Inc. as of December 27, 2003 and January 1, 2005, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the fiscal years ended December 28, 2002, December 27, 2003, and January 1, 2005. Our audit also includes the attached financial statement schedule listed in the index to the consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eye Care Centers of America, Inc. at December 27, 2003, and January 1, 2005, and the consolidated results of its operations and its cash flows for each of the fiscal years ended December 28, 2002, December 27, 2003 and January 1, 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

March 1, 2005

The accompanying notes are an integral part of these consolidated financial statements.

EYE CARE CENTERS OF AMERICA, INC.

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands unless indicated otherwise)

	December 27, 2003	January 1, 2005
Assets
Current assets:
Cash and cash equivalents	$3,809	$3,098
Accounts receivable, less allowance for doubtful accounts of $4,076 in fiscal 2003 and $3,189 in fiscal 2004	11,117	10,455
Inventory, less reserves of $596 in fiscal 2003 and $708 in fiscal 2004	25,120	28,558
Deferred income taxes, net	570	2,313
Prepaid expenses and other	3,696	7,552

Total current assets	44,312	51,976
Property and equipment, net of accumulated depreciation and amortization of $141,351 in fiscal 2003 and $157,159 in fiscal 2004	51,715	46,440
Goodwill	107,423	107,423
Other assets	8,631	5,945
Deferred income taxes, net	13,445	13,765

Total assets	$225,526	$225,549

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$21,360	$21,991
Current portion of long-term debt	18,980	19,628
Deferred revenue	5,743	5,198
Accrued payroll expense	5,429	5,874
Accrued interest	3,213	1,914
Other accrued expenses	8,334	8,422

Total current liabilities	63,059	63,027
Long-term debt, less current maturities	219,845	204,285
Deferred rent	4,719	4,614
Deferred gain	1,532	1,296

Total liabilities	289,155	273,222

Commitments and contingencies
Shareholders’ deficit:
Common stock, par value $.01 per share; 20,000,000 shares authorized, 7,397,689 shares issued and outstanding in fiscal 2003 and fiscal 2004	74	74
Preferred stock, par value $.01 per share, 300,000 shares authorized, issued and outstanding in fiscal 2003 and fiscal 2004	62,169	70,825
Additional paid-in capital	28,259	18,713
Accumulated deficit	(154,131)	(137,285)

Total shareholders’ deficit	(63,629)	(47,673)

	$225,526	$225,549

The accompanying notes are an integral part of these consolidated financial statements.

EYE CARE CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands unless indicated otherwise)

	Fiscal Year Ended
	December 28, 2002	December 27, 2003	January 1, 2005
Revenues:
Optical sales	$360,266	$366,531	$396,092
Management fees	3,401	3,321	3,376

Net revenues	363,667	369,852	399,468

Operating costs and expenses:
Cost of goods sold	112,471	114,578	125,489
Selling, general and administrative expenses	212,779	218,702	231,615
Amortization of intangibles:
Noncompete and other intangibles	1,865	165	—

Total operating costs and expenses	327,115	333,445	357,104

Income from operations	36,552	36,407	42,364
Interest expense, net	21,051	20,200	20,216

Net income before income taxes	15,501	16,207	22,148
Income tax expense (benefit)	1,258	(9,600)	5,302

Net income	14,243	25,807	16,846
Less preferred stock dividends	6,569	7,466	8,656

Net income available to common shareholders	$7,674	$18,341	$8,190

The accompanying notes are an integral part of these consolidated financial statements.

EYE CARE CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Dollar amounts in thousands unless indicated otherwise)

	Common Stock		Additional Paid-In Capital	Preferred Stock	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance at December 29, 2001	7,407,289	$74	$43,474	$48,134	$(194,181)	$(102,499)
Dividends accrued on preferred stock	—	—	(6,569)	6,569	—	—
Interest receivable on loan to shareholder	—	—	(90)	—	—	(90)
Distribution to affiliated OD	—	—	(675)	—	—	(675)
Stock buyback	(9,600)	—	(100)	—	—	(100)
Net income	—	—	—	—	14,243	14,243

Balance at December 28, 2002	7,397,689	74	36,040	54,703	(179,938)	(89,121)

Dividends accrued on preferred stock	—	—	(7,466)	7,466	—	—
Interest receivable on loan to shareholder	—	—	(90)	—	—	(90)
Distribution to affiliated OD	—	—	(225)	—	—	(225)
Net income	—	—	—	—	25,807	25,807

Balance at December 27, 2003	7,397,689	74	28,259	62,169	(154,131)	(63,629)

Dividends accrued on preferred stock	—	—	(8,656)	8,656	—	—
Interest receivable on loan to shareholder	—	—	(90)	—	—	(90)
Distribution to affiliated OD	—	—	(800)	—	—	(800)
Net income	—	—	—	—	16,846	16,846

Balance at January 1, 2005	7,397,689	$74	$18,713	$70,825	$(137,285)	$(47,673)

The accompanying notes are an integral part of these consolidated financial statements.

EYE CARE CENTERS OF AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands unless indicated otherwise)

	Fiscal Year Ended
	December 28, 2002	December 27, 2003	January 1, 2005
Cash flows from operating activities:
Net income	$14,243	$25,807	$16,846
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,761	16,653	15,907
Amortization of intangibles	1,865	165	—
Amortization of debt issue costs	1,901	2,007	2,628
Deferrals and other	387	(635)	(879)
Deferred revenue	—	—	—
Deferred rent	—	—	—
Loss on disposition of property and equipment	—	—	—
Gain on extinguishment of debt	(904)	—	—
Benefit for deferred taxes	—	(14,015)	(2,063)
Changes in operating assets and liabilities:
Accounts and notes receivable	(1,899)	877	572
Inventory	605	(1,060)	(3,438)
Prepaid expenses and other	(203)	(1,143)	(3,855)
Deposits and other	—	(646)	(763)
Accounts payable and accrued liabilities	(393)	(598)	(134)

Net cash provided by operating activities	34,363	27,412	24,821
Cash flows from investing activities:
Acquisition of property and equipment, (net of proceeds)	(10,668)	(10,971)	(10,639)

Net cash used in investing activities	(10,668)	(10,971)	(10,639)
Cash flows from financing activities:
Payments on debt and capital leases	(23,708)	(15,857)	(14,961)
Distribution to affiliated OD and other	(775)	(225)	68
Proceeds from issuance of long-term debt	124,000	—	—
Payments on debt related to refinancing	(118,346)	—	—
Payments for refinancing fees	(4,788)	—	—

Net cash used in financing activities	(23,617)	(16,082)	(14,893)

Net (decrease) increase in cash and cash equivalents	78	359	(711)
Cash and cash equivalents at beginning of period	3,372	3,450	3,809

Cash and cash equivalents at end of period	$3,450	$3,809	$3,098

Supplemental cash flow disclosures:
Cash paid during the period for:
Interest	$19,401	$17,232	$19,216
Taxes	687	4,294	6,258
Noncash investing and financing activities:
Dividends accrued on preferred stock	6,569	7,466	8,656
Additions of property and equipment	1,076	—	—

The accompanying notes are an integral part of these consolidated financial statements.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands unless indicated otherwise)

1. Description of business and organization

Description of business

Eye Care Centers of America, Inc. (the Company) operates optical retail stores that sell prescription eyewear, contact lenses, sunglasses and ancillary optical products, and feature on-site laboratories. The Company’s operations are located in 33 states, primarily in the Southwest, Midwest and Southeast, along the Gulf Coast and Atlantic Coast and in the Pacific Northwest regions of the United States.

2. Summary of significant accounting policies

Basis of presentation

The financial statements include the accounts of the Company, its wholly owned subsidiaries and certain private optometrists with practices managed under long-term practice management agreements by subsidiaries of the Company (the “ODs”). Based on the application of EITF 97-2, the ODs’ results of operations are consolidated as they meet the criteria for nominee shareholders. The Company does not consolidate one long-term management agreement as the optometrist which owns 100% of the physicians’ practice has authority over decisions related to the ongoing, major and central operations of the practice. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior period statements to conform to the current period presentation.

Use of estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reporting periods

The Company uses a 52/53-week reporting format. Fiscal year 2002 ended December 28, 2002 (“fiscal 2002”) and Fiscal year 2003 ended December 27, 2003 (“fiscal 2003”) and each consisted of 52 weeks. Fiscal year 2004 ended January 1, 2005 (“fiscal 2004”) and consisted of 53 weeks.

Cash and cash equivalents

All short-term investments that mature in less than 90 days when purchased are considered cash equivalents for purposes of disclosure in the consolidated balance sheets and consolidated statements of cash flows. Cash equivalents are stated at cost, which approximates market value.

Accounts receivable

Accounts receivable are primarily from third-party payors related to the sale of eyewear and include receivables from insurance reimbursements, management fees, merchandise, rent and license fee receivables. Accounts receivable are stated at carrying value which approximates fair value. The Company’s allowance for doubtful accounts requires significant estimation and primarily consists of amounts owed to the Company by third-party insurance payors. This estimate is based on the historical ratio of collections to billings. Management writes off receivable balances when they are deemed uncollectible. The Company’s allowance for doubtful accounts was $4.1 million at December 27, 2003, and $3.2 million at January 1, 2005.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Inventory

Inventory consists principally of eyeglass frames, ophthalmic lenses and contact lenses and is stated at the lower of cost or market. Cost is determined using the weighted-average method, which approximates the first-in, first-out (FIFO) method. The Company’s inventory reserves require significant estimation and are based on product with low turnover or deemed by management to be unsaleable as well as an estimate of shrinkage. The Company’s inventory reserve was $0.6 million at December 27, 2003 and $0.7 million at January 1, 2005.

The Company uses several vendors to supply its lens and frame inventory. In Fiscal 2003, one vendor supplied approximately 43% of the Company’s lens inventory and four vendors collectively supplied approximately 63% of the Company’s frame inventory. In Fiscal 2004, two vendors supplied approximately 65% of the Company’s lens inventory and four vendors collectively supplied approximately 67% of the Company’s frame inventory. While such vendors supplied a significant share of the inventory used by the Company, lenses and frames are a generic product and can be purchased from a number of other vendors on comparable terms. The Company therefore does not believe that it is dependent on such vendors or any other single vendor for lenses or frames and that its relationships with its existing vendors are satisfactory and that significant disruption in the delivery of merchandise from one or more of its current principal vendors would not have a material adverse effect on the Company’s operations because multiple vendors exist for all of the Company’s products.

Property and equipment

Property and equipment is recorded at cost. For financial statement purposes, depreciation of building, furniture and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line method over the shorter of the life of the lease or the estimated useful lives of the assets. Depreciation of capital leased assets is included in depreciation expense and is calculated using the straight-line method over the term of the lease.

Estimated useful lives are as follows:

Building	20 years
Furniture and equipment	3 to 10 years
Leasehold improvements	5 to 10 years

Maintenance and repair costs are charged to expense as incurred. Expenditures for significant betterments are capitalized.

Goodwill

Goodwill is the amount of excess purchase price over the market value of acquired net assets and identified intangibles. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No.’s 141 and 142, “Business Combinations” and “Goodwill and Other Intangibles.” Under SFAS No. 141, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill is subject to an annual assessment for impairment applying a fair-value based test. The Company adopted both statements on December 30, 2001. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer’s intent to do so. All identified intangible assets have been fully amortized as of December 27, 2003. In accordance with SFAS No. 142, the Company has defined its reporting unit as the consolidated Company and performed its

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

annual assessment of goodwill on a consolidated basis as of January 1, 2005, and based upon its analysis, the Company believes that no impairment of goodwill exists. There have been no indicators of impairment since this assessment.

Other assets

Other assets consist of deferred debt financing costs, deposits and a note receivable. The deferred debt financing costs are amortized into expense over the life of the associated debt. The note receivable consists of an original loan of $1.0 million made during Fiscal 2003 to an optometrist owning the optometric practice Hour Eyes.

Other assets consists of the following:

	December 27, 2003	January 1, 2005
Deferred financing costs	$6,415	$3,836
Deposits and other	1,380	1,374
Note receivable	836	735

	$8,631	$5,945

Long-lived assets

Long-lived assets consist primarily of store furnishings and lab equipment. Long-lived assets to be held and used and long-lived assets to be disposed of by sale are reviewed periodically for indicators of impairment. The Company believes no impairment of long-lived assets exists.

Deferred revenue—replacement certificates and warranty contracts

At the time of a frame sale, some customers purchase a warranty contract covering eyewear defects or damage during the 12-month period subsequent to the date of the sale. Revenue relating to these contracts is deferred and classified as deferred revenue on the accompanying balance sheet. Such revenue is recognized over the life of the warranty contract (one year) based on the Company’s experience of the cost to fulfill the warranty obligation. Costs incurred to fulfill the warranty are expensed when incurred.

Prior to July 2003, certain frames purchased included a one-year warranty period without requiring the separate purchase of a warranty contract. Reserves are established for the expected cost of repair related to these frame sales. At the end of Fiscal 2003 the Company had established a reserve based on historical experience of approximately $386 related to these warranties, which is included in other accrued expenses on the accompanying balance sheet. As of January 1, 2005, the reserve no longer existed as all of these warranties had expired.

Income taxes

The Company records income taxes under SFAS No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Revenue recognition

Sales and related costs are recognized by the Company upon the sale of products at company-owned retail locations. Licensing fees collected from independent optometrists for using the Company’s trade name “Master Eye Associates,” insurance premiums and management fees are recognized when earned. Revenues earned by independent optometrists are not included in the Company’s results of operations. Historically, the Company’s highest sales occur in the first and third quarters.

Cost of goods sold

Cost of goods sold includes the cost of the actual product, buying, warehousing, distribution, shipping, handling, lab, and delivery costs.

Selling, general and administrative costs

Selling general and administrative expenses consist of all retail and doctor payroll related expenses, advertising, occupancy, depreciation and miscellaneous store expenses not related to costs of goods sold.

Advertising costs

Advertising costs of the Company include costs related to broadcast and print media advertising expenses. In the normal course of business, the Company pays some vendors for advertising before the expense is incurred. The Company expenses all production costs and media advertising costs when incurred regardless of payment timing. For Fiscal years ended 2002, 2003, and 2004, advertising costs amounted to approximately $30,629, $31,587, and $33,651, respectively.

Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company has continued to account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issues to Employees, and, accordingly, recognized no compensation expense for the stock option grants.

Interest expense, net

Interest expense, net, consists of the following:

	Year-Ended
	December 28, 2002	December 27, 2003	January 1, 2005
Interest expense	$21,481	$20,518	$20,572
Interest income	(178)	(164)	(274)
Interest capitalized	(252)	(154)	(82)

Interest expense, net	$21,051	$20,200	$20,216

New accounting pronouncements

In April 2002, SFAS 145, Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections was approved by the FASB. As a result, gains and losses from extinguishment of debt are classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30. The Company adopted the statement on December 29, 2002. While the adoption of SFAS 145 resulted in the

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

reclassification of extraordinary gain to ordinary gain, the adoption of SFAS 145 did not have a significant impact on the Company’s results of operations or financial position.

In December 2002, SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure was issued by the FASB. This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the statement on December 29, 2002 and continues to account for stock-based employee compensation under the intrinsic value method. As all options are granted at fair market value, the Company recorded no compensation expense for options granted in Fiscal years 2002, 2003, and 2004. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. As such, the impacts are not necessarily indicative of the effects on reported net income of future years. The Company’s pro forma net income for Fiscal years 2002, 2003, and 2004 are as follows:

	Fiscal Year
	2002	2003	2004
Net income	$14,243	$25,807	$16,846
Fair value based method compensation expense	(121)	(115)	(162)

Pro forma net income	$14,122	$25,692	$16,684

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than the beginning of the first interim period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 3, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

stock options. Accordingly, the adoption of statement 123(R)’s fair value method will have an impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options) and there were no amounts recognized in prior periods for such excess tax deductions as there were no exercises of options.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). As a result, a variable interest entity is to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. On December 24, 2003, the FASB issued a revision to FIN 46, Revised Interpretation 46 (FIN 46R). FIN 46R codifies both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supersedes FIN 46 to include (1) deferring the effective date of the Interpretation’s provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a variable interest entity or (b) which party is the primary beneficiary of a variable interest entity, and (4) revising Appendix B of FIN 46 to provide additional guidance on what constitutes a variable interest. The Company adopted FIN 46R on December 27, 2003 and the adoption did not have a significant impact on the Company’s results of operations or financial position.

3. Self-insurance

The Company began maintaining its own self-insurance group health plan in June of Fiscal 2003. The plan provides medical benefits for participating employees. The Company has an employers’ stop loss insurance policy to cover individual claims in excess of $200 per employee. The amount charged to health insurance expense is based on estimates obtained from an actuarial firm. Management believes the accrued liability of approximately $1.1 and $1.0 million, which is included in other accrued expenses as of December 27, 2003 and January 1, 2005, respectively, is adequate to cover future benefit payments for claims that occurred prior to the period end.

4. Related party transactions

The Company and Thomas H. Lee Company (THL Co.), the primary shareholder, entered into a management agreement as of April 24, 1998 (as amended, the Management Agreement), pursuant to which (i) THL Co. received a financial advisory fee of $6.0 million in connection with structuring, negotiating and arranging the recapitalization and structuring, negotiating and arranging the debt financing and (ii) THL Co. would receive $500 per year plus expenses for management and other consulting services provided to the Company, including one percent (1%) of the gross purchase price for acquisitions for its participation in the negotiation and consummation of any such acquisition. As of December 31, 2000, the Management Agreement was amended to reduce the fees payable thereunder to $250 per year plus expenses for management and other consulting services provided to the Company. However, the fees payable under the Management Agreement may

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

be increased by an additional $250 annually depending upon the Company attaining certain leverage ratios. The Management Agreement continues unless and until terminated by mutual consent of the parties in writing, for so long as THL Co. provides management and other consulting services to the Company. The Company incurred $500 for each of the Fiscal years ended 2002, 2003, and 2004 related to the Management Agreement.

During Fiscal 1998, Bernard Andrews, CEO at the time of the transaction, purchased $1.0 million of the Company’s Common Stock. Mr. Andrews paid for these shares by delivering a promissory note with an original purchase amount of $1.0 million, which is accruing interest at a fixed rate equal to the Company’s initial borrowing rate. The repayment of such note is secured by Mr. Andrews’ shares of Common Stock.

The $1.0 million note receivable and related accrued interest receivable of $434, $524 and $614 at December 28, 2002, December 27, 2003 and January 1, 2005, respectively, is netted against additional paid-in capital on the accompanying balance sheets.

5. Prepaid Expenses and Other

Prepaid expenses and other consists of the following:

	December 27, 2003	January 1, 2005
Prepaid rentals	$88	$4,298
Prepaid advertising	1,477	1,377
Prepaid store supplies	943	868
Prepaid insurance	780	641
Other	408	368

	$3,696	$7,552

6. Property and Equipment

Property and equipment, net, consists of the following:

	December 27, 2003	January 1, 2005
Building	$2,240	$2,240
Furniture and equipment	123,672	130,056
Leasehold improvements	67,154	71,303

	193,066	203,599
Less accumulated depreciation and amortization	(141,351)	(157,159)

Property and equipment, net	$51,715	$46,440

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

7. Other Accrued Expenses

Other accrued expenses consists of the following:

	December 27, 2003	January 1, 2005
Payroll & sales/use tax	$1,211	$1,823
Insurance	1,312	1,389
Store expenses	1,194	1,351
Other	943	1,303
Property taxes	549	885
Advertising	328	747
Income tax payable	669	679
Professional fees	198	153
Third party liability	225	92
Construction	1,319	—
Warranties	386	—

	$8,334	$8,422

8. Long-term debt

Credit facilities

In April 1998, the Company entered into a credit agreement which provided for $55.0 million in term loans, $100.0 million in acquisition facilities, and $35.0 million in revolving credit facilities (Old Credit Facility). On December 23, 2002, the Company entered into a credit agreement which consists of (i) the $55.0 million term loan facility (the Term Loan A); (ii) the $62.0 million term loan facility (the Term Loan B); and (iii) the $25.0 million revolving credit facility (the Revolver and together with the Term Loan A and Term Loan B, the New Facilities). The proceeds of the New Facilities were used to (i) pay long-term debt outstanding under the Old Credit Facility, (ii) redeem $20.0 million face value of subordinated debt at a cost of $17.0 million, and (iii) pay fees and expenses incurred in connection with the New Facilities. Thereafter, the New Facilities are available to finance working capital requirements and general corporate purposes.

Borrowings made under the New Facilities accrue interest at the Company’s option at the Base Rate or the LIBOR rate, plus the applicable margin. Base Rate shall mean a floating rate equal to the higher of (i) the Fleet prime rate and (ii) the overnight Federal Funds Rate plus 1/2%. Pricing for the Revolver will be at LIBOR plus 4.50% (Base Rate plus 3.50%), Term Loan A will be at LIBOR plus 4.25% (Base Rate plus 3.25%), and Term Loan B will be at LIBOR plus 4.75% (Base Rate plus 3.75%). The amortization on Term Loan A began on March 31, 2003 and amortizes as follows: $15.0 million of the principal amount amortized during Fiscal 2003, $20.0 million of the principal amount amortized during Fiscal 2004 and the remaining $20.0 million of the principal amount will amortize during Fiscal 2005. The Term Loan B shall have no payments until 2006 when quarterly payments will commence in annual principal amounts of $20.0 million and $42.0 million, for Fiscal 2006 and 2007, respectively. The terms of the agreement allow for voluntary prepayments without premium or penalty. The Revolver provides for borrowings up to $25.0 million less outstanding letters of credit which were $2.4 million as of January 1, 2005.

In connection with the borrowings made under the New Facilities, the Company incurred approximately $4.8 million in debt issuance costs. These amounts are classified within other assets in the accompanying balance

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

sheets and are being amortized over the life of the New Facilities. The unamortized amount of debt issuance costs related to the New Facilities as of December 27, 2003 and January 1, 2005 was $3.5 million and $1.6 million, respectively.

The New Facilities are collateralized by all tangible and intangible assets, including the stock of the Company’s subsidiaries. In addition, the Company must meet certain financial covenants including minimum EBITDA, interest coverage, leverage ratio and capital expenditures. Also, the New Facilities prohibit the payment of dividends to shareholders. Any event of default under the terms of the Exchange Notes (defined herein) is considered an event of default for the New Facilities. As of January 1, 2005, the Company was in compliance with the financial covenants.

On April 24, 1998, the Company completed a debt offering consisting of $100.0 million aggregate principal amount of its 9 1/8% Senior Subordinated Notes due 2008 (the Fixed Rate Notes) and $50.0 million aggregate principal amount of its Floating Interest Rate Subordinated Term Securities due 2008 (the Floating Rate Notes and, together with the Fixed Rate Notes, the Initial Notes). The Floating Rate Notes bear interest at a rate per annum, reset semiannually, and equal to LIBOR plus 3.98%. In connection with the New Facilities, the Company redeemed $20.0 million of the Floating Rate Notes on December 23, 2002. The Company filed a registration statement with the Securities and Exchange Commission with respect to an offer to exchange the Initial Notes for notes which have terms substantially identical in all material respects to the Initial Notes, except such notes are freely transferable by the holders thereof and are issued without any covenant regarding registration (the Exchange Notes). The registration statement was declared effective on January 28, 1999. The exchange period ended March 4, 1999. The Exchange Notes are the only subordinated notes of the Company which are currently outstanding.

The Exchange Notes are senior uncollateralized obligations of the Company and rank pari passu with all other indebtedness of the Company that by its terms other indebtedness is not subordinate to the Exchange Notes. The Company may redeem the Notes, at its option, in whole at any time or in part from time to time. The redemption prices for the Fixed Rate Notes are set forth below for the 12-month periods beginning May 1 of the year set forth below, plus in each case, accrued interest to the date of redemption:

YEAR	REDEMPTION PRICE
2004	103.042%
2005	101.521%
2006 and thereafter	100.000%

In connection with the issuance of the Exchange Notes, the Company incurred approximately $11.2 million in debt issuance costs. These amounts are classified within other assets in the accompanying balance sheets and are being amortized over the life of the Exchange Notes. The unamortized amount of debt issuance costs related to the Exchange Notes as of December 27, 2003 and January 1, 2005 was $2.9 million and $2.2 million, respectively.

The Exchange Notes contain various restrictive covenants which apply to both the Company and the Guarantor Subsidiaries (defined herein), including limitations on additional indebtedness, and sale of assets other than in the normal course of business. The failure to pay at final maturity the principal amount of the New Facilities is an event of default under the terms of the Exchange Notes indenture. The Exchange Notes restrict the payment of dividends if an event of default has occurred if the Company is restricted from incurring additional indebtedness or the sum of dividends exceeds a specified amount.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Gain on extinguishment of debt

On December 23, 2002, the Company retired $20.0 million face value of subordinated debt at a cost of $17.0 million and $0.5 million of related capitalized loan costs resulting in a gain of $2.5 million. In addition, the Company wrote-off $1.6 million of capitalized loan costs related to the Old Credit Facility resulting in a loss of $1.6 million. As a result, the Company recognized a gain net of tax of $0.9 million in its financial statements.

Capital leases

The Company has an agreement whereby it leases equipment and buildings at various operating locations. The Company has accounted for the equipment and property leases as capital leases and has recorded the assets and the future obligations on the balance sheet as follows:

	December 27, 2003	January 1, 2005
Buildings and equipment, assets	$3,591	$3,591
Accumulated depreciation	(1,524)	(1,922)

Buildings and equipment, assets—net	$2,067	$1,669

Buildings and equipment, future obligations	$2,287	$2,116

The Company’s scheduled future minimum lease payments as of January 1, 2005 for the next five years under the property and equipment capital leases are as follows:

2005	$962
2006	932
2007	833
2008	833
2009	345
Beyond 2009	53

Total minimum lease payments	3,958
Amounts representing interest	1,842

Present value of minimum lease payments	$2,116

Long-term debt outstanding, including capital lease obligations, consists of the following:

	December 27, 2003	January 1, 2005
Exchange Notes, face amount of $130,000 net of unamortized debt discount of $212 and $163, respectively	$129,788	$129,837
New Facilities	105,750	83,960
Capital lease and other obligations	2,287	2,116
Revolver	1,000	8,000

	238,825	223,913
Less current portion	(18,980)	(19,628)

	$219,845	$204,285

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Future principal maturities as of January 1, 2005 for long-term debt and capital lease obligations are as follows:

2005	$19,628
2006	25,217
2007	48,264
2008	130,445
2009	308
Beyond 2009	51

Total future principal payments on debt	$223,913

As of December 27, 2003 and January 1, 2005, the fair value of the Company’s Exchange Notes was approximately $130.0 and the fair value of the capital lease obligations was approximately $2.3 and $2.1 million, respectively. The estimated fair value of Exchange Notes is based primarily on quoted market prices for the same or similar issues and the estimated fair value of the capital lease obligation is based on the present value of estimated future cash flows. The carrying amount of the variable rate credit facility approximates its fair value.

9. Condensed consolidating information

The Exchange Notes described in Note 8 were issued by the Company and are guaranteed by all of the subsidiaries of the Company (the Guarantor Subsidiaries) but are not guaranteed by the ODs. The Guarantor Subsidiaries are wholly owned by the Company and the guarantees are full, unconditional and joint and several. The following condensed consolidating financial information presents the financial position, results of operations and cash flows of (i) the Company, as parent, as if it accounted for its subsidiaries on the equity method, (ii) the Guarantor Subsidiaries, and (iii) ODs. Separate financial statements of the Guarantor Subsidiaries are not presented herein as management does not believe that such statements would be material to investors.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Statements of Operations

For the Year Ended December 28, 2002

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$175,733	$114,834	$69,699	$—	$360,266
Management fees	554	22,319	—	(19,472)	3,401
Investment earnings in subsidiaries	6,251	—	—	(6,251)	—

Net revenues	182,538	137,153	69,699	(25,723)	363,667

Operating costs and expenses:
Cost of goods sold	58,914	39,535	14,022	—	112,471
Selling, general and administrative expenses	96,547	81,138	54,566	(19,472)	212,472
Amortization of noncompete and other intangibles	—	1,865	—	—	1,865

Total operating costs and expenses	155,461	122,538	68,588	(19,472)	326,808

Income from operations	27,077	14,615	1,111	(6,251)	36,859
Interest expense, net	12,495	8,548	8	—	21,051

Income before income taxes	14,582	6,067	1,103	(6,251)	15,808
Income tax expense	339	419	500	—	1,565

Net income	$14,243	$5,648	$603	$(6,251)	$14,243

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Statement of Cash Flows

For the Year Ended December 28, 2002

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Cash flows from operating activities:
Net income	$14,243	$5,648	$603	$(6,251)	$14,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,363	7,398	—	—	18,761
Amortization of intangibles	—	1,865	—	—	1,865
Amortization of debt issue costs	1,901	—	—	—	1,901
Deferrals and other	44	149	194	—	387
(Gain) loss on extinguishment of debt	(1,290)	386	—	—	(904)
Changes in operating assets and liabilities:
Accounts and notes receivable	(13,311)	(6,932)	(811)	19,155	(1,899)
Inventory	656	256	(307)	—	605
Prepaid expenses and other	(166)	(35)	(2)	—	(203)
Accounts payable and accrued liabilities	(7,045)	24,854	954	(19,156)	(393)

Net cash provided by operating activities	6,395	33,589	631	(6,252)	34,363
Cash flows from investing activities:
Acquisition of property and equipment (net of proceeds)	(7,765)	(2,903)	—	—	(10,668)
Investment in subsidiaries	(6,252)	—	—	6,252	—

Net cash used in investing activities	(14,017)	(2,903)	—	6,252	(10,668)
Cash flows from financing activities:
Payments on debt related to refinancing	(88,346)	(30,000)	—	—	(118,346)
Proceeds from issuance of long-term debt	124,000	—	—	—	124,000
Payments on debt and capital leases	(23,345)	(363)	—	—	(23,708)
Payments for refinancing fees	(4,788)	—	—	—	(4,788)
Distribution to affiliated OD	(100)	—	(675)	—	(775)

Net cash provided by (used in) financing activities	7,421	(30,363)	(675)	—	(23,617)

Net increase (decrease) in cash and cash equivalents	(201)	323	(44)	—	78
Cash and cash equivalents at beginning of period	755	2,209	408	—	3,372

Cash and cash equivalents at end of period	$554	$2,532	$364	$—	$3,450

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Balance Sheet

For the Year Ended December 27, 2003

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$67	$3,501	$241	$—	$3,809
Accounts and notes receivable	166,924	48,875	2,847	(207,529)	11,117
Inventory	—	22,941	2,179	—	25,120
Deferred income taxes, net	570	—	—	—	570
Prepaid expenses and other	—	3,648	48	—	3,696

Total current assets	167,561	78,965	5,315	(207,529)	44,312
Property and equipment	—	51,715	—	—	51,715
Intangibles	166	107,195	87	(25)	107,423
Other assets	6,414	2,217	—	—	8,631
Deferred income taxes, net	13,445	—	—	—	13,445
Investment in subsidiaries	(6,952)	—	—	6,952	—

Total Assets	$180,634	$240,092	$5,402	$(200,602)	$225,526

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$341	$221,829	$6,719	$(207,529)	$21,360
Current portion of long-term debt	18,750	230	—	—	18,980
Deferred revenue	512	4,785	446	—	5,743
Accrued payroll expense	—	5,027	402	—	5,429
Accrued interest	3,213	—	—	—	3,213
Other accrued expenses	246	6,889	1,199	—	8,334

Total current liabilities	23,062	238,760	8,766	(207,529)	63,059
Long-term debt, less current maturities	217,789	2,056	—	—	219,845
Deferred rent	—	4,570	149	—	4,719
Deferred gain	1,213	319	—	—	1,532

Total liabilities	242,064	245,705	8,915	(207,529)	289,155

Shareholders’ deficit:
Common stock	74	—	—	—	74
Preferred stock	62,169	—	—	—	62,169
Additional paid-in capital	30,458	25	(2,199)	(25)	28,259

Accumulated deficit	(154,131)	(5,638)	(1,314)	6,952	(154,131)

Total shareholders’ deficit	(61,430)	(5,613)	(3,513)	6,927	(63,629)

	$180,634	$240,092	$5,402	$(200,602)	$225,526

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Statements of Operations

For the Year Ended December 27, 2003

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$62,864	$228,982	$74,685	$—	$366,531
Management fees	480	23,711	—	(20,870)	3,321
Investment earnings in subsidiaries	12,242	—	—	(12,242)	—

Net revenues	75,586	252,693	74,685	(33,112)	369,852
Operating costs and expenses:
Cost of goods sold	22,204	77,509	14,865	—	114,578
Selling, general and administrative expenses	36,414	145,691	57,467	(20,870)	218,702
Amortization of noncompete and other intangibles	—	165	—	—	165

Total operating costs and expenses	58,618	223,365	72,332	(20,870)	333,445

Income from operations	16,968	29,328	2,353	(12,242)	36,407
Interest expense, net	2,019	18,169	12	—	20,200

Income before income taxes	14,949	11,159	2,341	(12,242)	16,207
Income tax expense (benefit)	(10,858)	—	1,258	—	(9,600)

Net income	$25,807	$11,159	$1,083	$(12,242)	$25,807

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Statement of Cash Flows

For the Year Ended December 27, 2003

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Cash flows from operating activities:
Net income	$25,807	$11,159	$1,083	$(12,242)	$25,807
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,485	13,168	—	—	16,653
Amortization of intangibles	—	165	—	—	165
Amortization of debt issue costs	687	1,320	—	—	2,007
Deferrals and other	(5,933)	4,897	401	—	(635)
Benefit for deferred taxes	(14,015)	—	—	—	(14,015)
Changes in operating assets and liabilities:
Accounts and notes receivable	(32,504)	(6,123)	398	39,106	877
Inventory	14,715	(15,450)	(325)	—	(1,060)
Prepaid expenses and other	3,789	(4,932)	—	—	(1,143)
Deposits and other	—	(646)	—	—	(646)
Accounts payable and accrued liabilities	34,682	5,181	(1,355)	(39,106)	(598)

Net cash provided by operating activities	30,713	8,739	202	(12,242)	27,412
Cash flows from investing activities:
Acquisition of property and equipment, (net of proceeds)	(3,046)	(7,925)	—	—	(10,971)
Investment in subsidiaries	(12,242)	—	—	12,242	—

Net cash used in investing activities	(15,288)	(7,925)	—	12,242	(10,971)
Cash flows from financing activities:
Payments on debt and capital leases	(15,912)	155	(100)	—	(15,857)
Distribution to affiliated OD	—	—	(225)	—	(225)

Net cash provided by (used in) financing activities	(15,912)	155	(325)	—	(16,082)

Net increase (decrease) in cash and cash equivalents	(487)	969	(123)	—	359
Cash and cash equivalents at beginning of period	554	2,532	364	—	3,450

Cash and cash equivalents at end of period	$67	$3,501	$241	$—	$3,809

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Balance Sheet

For the Year Ended January 1, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$2,582	$337	$179	$—	$3,098
Accounts and notes receivable	142,575	47,353	4,900	(184,373)	10,455
Inventory	—	26,663	1,895	—	28,558
Deferred income taxes, net	—	7,507	45	—	7,552
Prepaid expenses and other	2,313	—	—	—	2,313

Total current assets	147,470	81,860	7,019	(184,373)	51,976
Property and equipment	—	46,374	66	—	46,440
Intangibles	166	107,195	87	(25)	107,423
Other assets	6,415	(470)	—	—	5,945
Deferred income taxes, net	13,310	455	—	—	13,765
Investment in subsidiaries	15,973	—	—	(15,973)	—

Total Assets	$183,334	$235,414	$7,172	$(200,371)	$225,549

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$12	$197,187	$9,165	$(184,373)	$21,991
Current portion of long-term debt	19,301	327	—	—	19,628
Deferred revenue	—	4,748	450	—	5,198
Accrued payroll expense	—	5,514	360	—	5,874
Accrued interest	3,584	(1,670)	—	—	1,914
Other accrued expenses	69	7,595	758	—	8,422

Total current liabilities	22,966	213,701	10,733	(184,373)	63,027
Long-term debt, less current maturities	202,495	1,790	—	—	204,285
Deferred rent	—	4,455	159	—	4,614
Deferred gain	1,213	83	—	—	1,296

Total liabilities	226,674	220,029	10,892	(184,373)	273,222

Shareholders’ deficit:
Common stock	74	—	—	—	74
Preferred stock	70,825	—	—	—	70,825
Additional paid-in capital	23,046	(1,084)	(3,224)	(25)	18,713
Accumulated deficit	(137,285)	16,469	(496)	(15,973)	(137,285)

Total shareholders’ deficit	(43,340)	15,385	(3,720)	(15,998)	(47,673)

	$183,334	$235,414	$7,172	$(200,371)	$225,549

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Statements of Operations

For the Year Ended January 1, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$(495)	$314,282	$82,305	$—	$396,092
Management fees	125	25,375	—	(22,124)	3,376
Investment earnings in subsidiaries	22,926	—	—	(22,926)	—

Net revenues	22,556	339,657	82,305	(45,050)	399,468
Operating costs and expenses:
Cost of goods sold	—	109,101	16,388	—	125,489
Selling, general and administrative expenses	664	187,996	65,079	(22,124)	231,615

Total operating costs and expenses	664	297,097	81,467	(22,124)	357,104

Income from operations	21,892	42,560	838	(22,926)	42,364
Interest expense, net	(240)	20,452	4	—	20,216

Income before income taxes	22,132	22,108	834	(22,926)	22,148
Income tax expense (benefit)	5,286	—	16	—	5,302

Net income	$16,846	$22,108	$818	$(22,926)	$16,846

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Consolidating Statement of Cash Flows

For the Year Ended January 1, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Cash flows from operating activities:
Net income	$16,846	$22,108	$817	$(22,925)	$16,846
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	—	15,907	—	—	15,907
Amortization of debt issue costs	49	2,579	—	—	2,628
Deferrals and other	(512)	(381)	14	—	(879)
Benefit for deferred taxes	(1,608)	(455)	—	—	(2,063)
Changes in operating assets and liabilities:
Accounts and notes receivable	25,592	255	(2,119)	(23,156)	572
Inventory	—	(3,722)	284	—	(3,438)
Prepaid expenses and other	(1)	(3,857)	3	—	(3,855)
Deposits and other	—	(763)	—	—	(763)
Accounts payable and accrued liabilities	(135)	(24,895)	1,740	23,156	(134)

Net cash provided by operating activities	40,231	6,776	739	(22,925)	24,821
Cash flows from investing activities:
Acquisition of property and equipment, (net of proceeds)	—	(10,639)	—	—	(10,639)
Investment in subsidiaries	(22,925)	—	—	22,925	—

Net cash used in investing activities	(22,925)	(10,639)	—	22,925	(10,639)
Cash flows from financing activities:
Payments on debt and capital leases	(14,791)	(170)	—	—	(14,961)
Distribution to affiliated OD and other	—	869	(801)	—	68

Net cash provided by (used in) financing activities	(14,791)	699	(801)	—	(14,893)

Net increase (decrease) in cash and cash equivalents	2,515	(3,164)	(62)	—	(711)
Cash and cash equivalents at beginning of period	67	3,501	241	—	3,809

Cash and cash equivalents at end of period	$2,582	$337	$179	$—	$3,098

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

10. Preferred Stock

During 1998, the Company issued 300,000 shares of preferred stock, par value $.01 per share. Dividends on shares of Preferred Stock are cumulative from the date of issue (whether or not declared) and will be payable when and as may be declared from time to time by the Board of Directors of the Company. Such dividends accrue on a daily basis from the original date of issue at an annual rate per share equal to 13% of the original purchase price per share, with such amount to be compounded quarterly. Cumulative preferred dividends in arrears were $32.2 million, and $40.8 million as of December 27, 2003 and January 1, 2005, respectively. The Preferred Stock will be redeemable at the option of the Company, in whole or in part, at $100 per share plus (i) the per share dividend rate and (ii) all accumulated and unpaid dividends, if any, to the date of redemption, upon occurrence of an offering of equity securities, a change of control or certain sales of assets. The Preferred Stock has no voting rights.

11. Shareholders’ Deficit

1998 Executive Stock Option Plan

On April 25, 1998, the Company authorized a nonqualified stock option plan whereby key executives and senior officers may be offered options to purchase the Company’s Common Stock. Under the plan, the exercise price set by the Board of Directors of the Company must at least equal the fair market value of the Company’s Common Stock at the date of grant. The options begin vesting one year after the date of grant in four installments of 10%, 15%, 25% and 50% provided the optionee is an employee of the Company on the anniversary date and shall expire 10 years after the date of grant. Under certain specified conditions the vesting schedule may be altered. During Fiscal 2001, the Company entered into Option Cancellation Agreements (the Cancellation Agreements) with certain employees and directors (the Optionees) to cancel all outstanding options which were granted through the cancellation date under the Company’s 1998 Stock Option Plan (the Plan) due to changes in the fair market value of the Company’s common stock. The Company provided all of the Optionees with an option cancellation notice detailing the Company’s offer for the Optionees to cancel and terminate their respective options in exchange for the commitment of the Company to grant new options under the Plan (the New Options), such new grant to be made no earlier than six months and a day after the effective date of the cancellation of the options and at an exercise price equal to the fair market value of the common stock as of the effective date of the grant of the New Options. The Cancellation Agreements provided that, in January 2002 (the Grant Date), the Company granted to each of the Optionees a New Option to purchase the number of shares of common stock subject to the options being terminated and cancelled and that such New Option will have an exercise price equal to the fair market value of the common stock as of the Grant Date. The vesting period for the New Options granted to employees was 40% on the Grant Date with an additional 20% to vest on each of the first, second and third anniversaries of the Grant Date. The exercise price at the Grant Date was $5.00 per share. Subsequent grants of 131,000 options were made throughout the remainder of Fiscal 2002. Such grants begin vesting one year after the date of the grant in four installments of 10%, 15%, 25% and 50% and have an exercise price of $5.00 to $15.13 per share, based on the fair market value at the Grant Date. The weighted-average fair value per share for option grants was $0.63, $1.72, and $1.82 for Fiscal 2002, 2003, and 2004, respectively. The following table presents information related to options outstanding and options exercisable at January 1, 2005 based on various exercise prices.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

	Options Outstanding
Exercise Price Per Share ($)	Number of Options	Weighted Average Remaining Contractual Life in Years	Options Exercisable
$5.00	813,775	7.0	623,245
$15.13	214,000	8.8	15,225

$5.00 to $15.13	1,027,775	7.4	639,470

Following is a summary of activity in the plan for Fiscal 2002, 2003, and 2004:

	Weighted Average Option Exercise Price Per Share ($)	Options Outstanding	Weighted Average Option Exercise Price Per Share ($)	Options Exercisable
December 29, 2001	$—	—	$—	—
Granted	5.76	988,775	—	—
Became exercisable	—	—	5.27	352,710
Canceled or expired	5.00	(41,000)	5.00	(27,200)

December 28, 2002	5.54	947,775	5.00	325,510
Granted	15.13	48,000	—	—
Became exercisable	—	—	5.30	173,155
Canceled or expired	5.29	(70,000)	5.00	(23,000)

December 27, 2003	6.06	925,775	5.10	475,665
Granted	15.13	135,500	—	—
Became exercisable	—	—	5.00	174,105
Canceled or expired	10.44	(33,500)	5.00	(10,300)

January 1, 2005	$6.10	1,027,775	$5.26	639,470

The Company grants certain directors options to purchase the Company’s Common Stock from time to time. Options granted during Fiscal 2001 begin vesting on the date of grant in three installments of 50%, 25% and 25%, with such options expiring 10 years from the date of grant. All subsequent options granted begin vesting one year after the date of the grant in four installments of 25% each installment, with such options expiring 10 years from the date of grant. The weighted-average fair value per share for option grants was $0.63, $1.72, and $2.24 for Fiscal 2002, 2003, and 2004, respectively. The following table presents information related to options outstanding and options exercisable at January 1, 2005 based on various exercise prices.

	Options Outstanding
Exercise Price Per Share ($)	Number of Options	Weighted Average Remaining Contractual Life in Years	Options Exercisable
$5.00	126,412	7.0	126,412
$15.13	20,000	8.8	3,750

$5.00 to $15.13	146,412	7.3	130,162

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

Following is a summary of activity in the plan for Fiscal 2002, 2003, and 2004:

	Weighted Average Option Exercise Price Per Share ($)	Options Outstanding	Weighted Average Option Exercise Price Per Share ($)	Options Exercisable
December 29, 2001	$—	—	$—	—
Granted	5.39	131,412	—	—
Became exercisable	—	—	5.00	63,206
Canceled or expired	—	—	—	—

December 28, 2002	5.39	131,412	5.00	63,206
Granted	15.13	5,000	—	—
Became exercisable	—	—	5.39	32,853
Canceled or expired	—	—	—	—

December 27, 2003	5.74	136,412	5.13	96,059
Granted	15.13	10,000	—	—
Became exercisable	—	—	5.74	34,103
Canceled or expired	—	—	—	—

January 1, 2005	$6.38	146,412	$5.29	130,162

The Company has elected to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123 Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options of privately held companies. Under APB 25, because the exercise price of the Company’s employee stock options equals the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value for these options was estimated at the date of the grant using the minimum value method with the following assumptions for Fiscal 2002, Fiscal 2003, and Fiscal 2004: risk-free interest rate of 3%, no dividend yield and a weighted-average expected life of the options of 4 years.

Option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

12. Income taxes

The provision (benefit) for income taxes is composed of the following:

	Year Ended
	December 28, 2002	December 27, 2003	January 1, 2005
Current	$1,258	$4,415	$7,365
Deferred	—	(14,015)	(2,063)

	$1,258	$(9,600)	$5,302

The reconciliation between the federal statutory tax rate and the Company’s effective tax rate is as follows:

	Year Ended
	December 28, 2002	December 27, 2003	January 1, 2005
Expected tax expense (benefit)	$5,270	$5,510	$7,752
Provision to return adjustment	—	2,087	(172)
State taxes, net of federal benefit	—	1,320	1,923
Other	2,062	2,351	(1,789)
Change in effective tax rate	—	—	(2,412)
Change in valuation allowance	(6,074)	(20,868)	—

	$1,258	$(9,600)	$5,302

The above reconciliation takes into account certain entities that are consolidated for financial accounting purposes but are not consolidated for tax purposes, therefore, the net operating loss carryforward cannot offset the income from the non-consolidated entities. Likewise, losses from these non-consolidated entities may not be utilized to offset consolidated entities income or to increase the consolidated net operating loss.

The components of the net deferred tax assets are as follows:

	December 27, 2003	January 1, 2005
Total deferred tax assets, current	$844	$3,087
Total deferred tax liabilities, current	(274)	(774)

Net deferred tax asset, current	570	2,313

Total deferred tax assets, long-term	16,713	16,078
Total deferred tax liabilities, long-term	(3,268)	(2,313)

Net deferred tax asset, long-term	$13,445	$13,765

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

The sources of the differences between the financial accounting and tax assets and liabilities which give rise to the deferred tax assets and deferred tax liabilities are as follows:

	December 27, 2003	January 1, 2005
Deferred tax assets:
Fixed asset depreciation differences	$10,976	$13,129
Net operating loss and credit carryforward	1,841	—
Gain on debt purchase	1,881	1,694
Allowance for bad debts	563	1,039
Other	869	1,265
Gain on asset disposals	465	349
Inventory basis differences	438	823
Accrued salaries	256	919
Deferred rent	187	1,294
Deferred revenue	81	1,155

Total deferred tax assets	17,557	21,667
Deferred tax liabilities:
Goodwill	2,197	4,361
Deferred financing costs	731	(132)
Other	320	424
Prepaid expense	273	912
Store pre-opening costs	21	24

Total deferred tax liability	3,542	5,589

Net deferred tax assets	$14,015	$16,078

At December 27, 2003 and January 1, 2005, the Company had net operating loss carryforward for tax purposes of $5,413 and $0, respectively. Prior to 2003, utilization of the loss carryforwards was not assured due to historical taxable income and the probability of future taxable income. However, management believed it is more likely than not that all of the deferred tax asset would be realized. Accordingly the Company’s valuation allowance was fully released in 2003.

13. Employee benefits

401(k) Plan

The Company maintains a defined contribution plan whereby substantially all employees who have been employed for at least six consecutive months are eligible to participate. Contributions are made by the Company as a percentage of employee contributions. In addition, discretionary contributions may be made at the direction of the Company’s Board of Directors. Total Company contributions were approximately $214, $235 and $248 for Fiscal 2002, 2003 and 2004, respectively.

14. Leases

The Company is obligated as lessee under operating leases for substantially all of the Company’s retail facilities as well as certain warehouse space. In addition to rental payments, the leases generally provide for payment by the Company of property taxes, insurance, maintenance, and its pro rata share of common area maintenance. These leases range in terms of up to 14 years. Certain leases also provide for additional rent in excess of the base rentals calculated as a percentage of sales.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

The Company subleases a portion of substantially all of the stores to an independent optometrist or a corporation controlled by an independent optometrist. The terms of these leases or subleases are principally one to seven years with rentals consisting of a percentage of gross receipts, base rentals, or a combination of both. Certain of these leases contain renewal options.

Certain of the Company’s lease agreements contain provisions for scheduled rent increases or provide for occupancy periods during which no rent payment is required. For financial statement purposes, rent expense is recorded based on the total rentals due over the entire lease term and charged to rent expense on a straight-line basis. The difference between the actual cash rentals paid and rent expenses recorded for financial statement purposes is recorded as a deferred rent obligation. At the end of Fiscal 2003 and 2004, deferred rent obligations aggregated approximately $4.7 million and $4.6 million, respectively.

Rent expense for all locations, net of lease and sublease income, is as follows. For the purposes of this table, base rent expense includes common area maintenance costs. Common area maintenance costs were approximately 21%, 22% and 23% of base rent expense for Fiscal 2002, 2003 and 2004 respectively.

	December 28, 2002	December 27, 2003	January 1, 2005
Base rent expense	$40,364	$41,483	$42,643
Rent as a percent of sales	436	478	394
Lease and sublease income	(4,435)	(3,326)	(3,197)

Rent expense, net	$36,365	$38,635	$39,840

Future minimum lease payments as of January 1, 2005 excluding common area maintenance costs, net of future minimum lease and sublease income under irrevocable operating leases for the next five years and beyond are as follows:

	Operating Rental Payments	Lease and Sublease Income	Operating Lease, Net
2005	$31,859	$(1,975)	$29,884
2006	28,283	(793)	27,490
2007	24,622	(556)	24,066
2008	21,707	(381)	21,326
2009	16,030	(227)	15,803
Beyond 2009	24,481	(444)	24,037

Total minimum lease payments/(receipts)	$146,982	$(4,376)	$142,606

15. Commitments and contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

16. Merger agreement subsequent event

On December 2, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) made by and among the Company, ECCA Holdings Corporation, a newly formed Delaware

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands unless indicated otherwise)

corporation which is owned by Moulin International Holdings Limited and Golden Gate Private Equity, Inc., (“Parent”), and LFS-Merger Sub, Inc. (“Merger Sub”), a newly formed Texas corporation and a direct, wholly-owned subsidiary of Parent. The terms and conditions of the Merger Agreement provided that Merger Sub be merged with and into the Company, with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Parent.

The transaction was approved by both the Company’s and Parent’s respective boards of directors as well as the shareholders of the Company and Moulin International Holdings Limited and the Merger Agreement was finalized on March 1, 2005. The aggregate merger consideration paid to the shareholders of the Company consisted of $450.0 million in cash, less the aggregate amount of all outstanding indebtedness of the Company, including the Company’s Exchange Notes.

On January 28, 2005, Merger Sub entered into a purchase agreement with several initial purchasers, pursuant to which it sold $152.0 million aggregate principal amount of 10 3/4% senior subordinated notes due 2015 which were assumed by the Company at the time of the closing of the Merger Agreement.

Concurrently with the closing of the Merger Agreement, Merger Sub entered into a new senior credit facility with a syndicate of financial institutions and repaid its outstanding loans under the existing credit facility in full, plus accrued and unpaid interest, and terminated all commitments thereunder. The new senior credit facility is comprised of a $165.0 million term loan facility, maturing in 2012, and a $25.0 million revolving credit facility, maturing in 2010. The new senior credit facility is secured by substantially all of the assets of the Company, including its capital stock and the capital stock of its subsidiaries, and guaranteed by ECCA Holdings and all of its existing subsidiaries and any of its future domestic subsidiaries.

SCHEDULE II

EYE CARE CENTERS OF AMERICA, INC.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

(Dollar amounts in thousands unless indicated otherwise)

	Balance at Beginning of Period	Additions		Deductions from Reserve	Balance at Close of Period
		Charged to Credited from Cost and Expenses	Charged to Credited from Other Accounts
Allowance for doubtful accounts of current receivables:
Year ended December 28, 2002	$4,856	$—	$—	$(565)	$4,291
Year ended December 27, 2003	4,291	—	—	(215)	4,076
Year ended January 1, 2005	4,076	—	—	(887)	3,189

Inventory obsolescence reserves:
Year ended December 28, 2002	1,099	—	—	(422)	677
Year ended December 27, 2003	677	—	—	(81)	596
Year ended January 1, 2005	$596	$—	$112	$—	$708

EYE CARE CENTERS OF AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these two separate entities. See Note 2.

	Predecessor	Company
	January 1, 2005	July 2, 2005
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,098	$21,397
Accounts and notes receivable, net	10,455	10,006
Inventory	28,558	26,281
Deferred income taxes, net	2,313	5,752
Prepaid expenses and other	7,552	8,582

Total current assets	51,976	72,018

PROPERTY & EQUIPMENT, net	46,440	44,889
GOODWILL	107,423	385,199
OTHER ASSETS	5,945	21,382
DEFERRED INCOME TAXES, net	13,765	17,357

Total assets	$225,549	$540,845

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$21,991	$20,404
Current maturities of long-term debt	19,628	1,607
Deferred revenue	5,198	4,978
Accrued payroll expense	5,874	5,897
Accrued interest	1,914	6,699
Other accrued expenses	8,422	16,985

Total current liabilities	63,027	56,570
LONG TERM DEBT, less current maturities	204,285	315,173
DEFERRED RENT	4,614	4,535
DEFERRED GAIN	1,296	1,179

Total liabilities	273,222	377,457

SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock	74	74
Preferred stock	70,825	—
Additional paid-in capital	18,713	158,447
Retained earnings (deficit)	(137,285)	4,867

Total shareholders’ equity (deficit)	(47,673)	163,388

	$225,549	$540,845

See Notes to Condensed Consolidated Financial Statements.

EYE CARE CENTERS OF AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these two separate entities. See Note 2.

	Predecessor	Company	Predecessor		Company
	Thirteen Weeks Ended June 26, 2004	Thirteen Weeks Ended July 2, 2005	Twenty-Six Weeks Ended June 26, 2004	Fifty Nine Days Ended March 1, 2005	One Hundred Twenty Three Days Ended July 2, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NET REVENUES:
Optical sales	$93,297	$98,574	$204,438	$74,839	$137,085
Management fee	798	807	1,760	560	1,140

Total net revenues	94,095	99,381	206,198	75,399	138,225

OPERATING COSTS AND EXPENSES:
Cost of goods sold	30,351	30,872	63,419	22,648	41,968
Selling, general and administrative expenses	56,667	58,272	116,243	42,226	78,114
Transaction expenses	—	—	—	15,642	—

Total operating costs and expenses	87,018	89,144	179,662	80,516	120,082

INCOME (LOSS) FROM OPERATIONS	7,077	10,237	26,536	(5,117)	18,143

INTEREST EXPENSE, NET	4,837	7,255	9,702	3,433	10,031

INCOME (LOSS) BEFORE INCOME TAXES	2,240	2,982	16,834	(8,550)	8,112

INCOME TAX EXPENSE (BENEFIT)	508	1,193	5,531	(1,676)	3,245

NET INCOME (LOSS)	1,732	1,789	11,303	(6,874)	4,867

LESS PREFERRED STOCK DIVIDENDS	2,086	—	4,107	1,493	—

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$(354)	$1,789	$7,196	$(8,367)	$4,867

See Notes to Condensed Consolidated Financial Statements.

EYE CARE CENTERS OF AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these two separate entities. See Note 2.

	Predecessor		Company
	Twenty-Six Weeks Ended June 26, 2004	Fifty Nine Days Ended March 1, 2005	One Hundred Twenty Three Days Ended July 2, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,303	$(6,874)	$4,867
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,960	2,683	4,731
Amortization of debt issue costs	1,004	309	1,040
Deferred liabilities and other	(397)	(1,713)	2,283
Deferred financing costs write-off	—	3,534	—
Increase in operating assets and liabilities	3,034	3,771	14,523

Net cash provided by operating activities	22,904	1,710	27,444

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment, net	(5,949)	(1,850)	(4,015)

Net cash used in investing activities	(5,949)	(1,850)	(4,015)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on debt and capital leases	(13,995)	(213,872)	(8,061)
Payments for refinancing fees	—	(16,925)	(599)
Retirement of treasury stock	—	1,668	—
Retirement of preferred stock	—	(72,318)	—
Common stock buyback	—	(168,116)	—
Common stock sale, net	—	158,521	—
Proceeds from issuance of debt	—	314,712	—
Distribution to affiliated OD	(720)	—	—
Payments to affect IPO	(498)	—	—

Net cash provided by (used in) in financing activities	(15,213)	3,670	(8,660)

NET INCREASE IN CASH	1,742	3,530	14,769
CASH AND CASH EQUIVALENTS, beginning of period	3,809	3,098	6,628

CASH AND CASH EQUIVALENTS, end of period	$5,551	$6,628	$21,397

See Notes to Condensed Consolidated Financial Statements.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The condensed consolidated financial statements of Eye Care Centers of America, Inc. which is referred to as the “Company”, “we”, “our” and “us” include all of our accounts, our wholly owned subsidiaries’ accounts and certain private optometrists’ accounts for whom we perform management services (the “ODs”). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior period statements to conform to the current period presentation.

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The condensed consolidated balance sheet for the year ended January 1, 2005 was derived from the audited financial statements as of that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. We believe that all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature with the exception of those adjustments related to the Acquisition (See Note 2, Merger Agreement). Operating results for the thirteen week period ended July 2, 2005, the fifty nine day period ended March 1, 2005 and the one hundred and twenty three day period ended July 2, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2005 (“fiscal 2005”). For further information, refer to the consolidated financial statements and footnotes thereto included in our Registration Statement on Form S-4 for the year ended January 1, 2005 (“fiscal 2004”).

2. Merger Agreement

On December 2, 2004, we entered into a definitive merger agreement pursuant to which Thomas H. Lee Partners agreed to sell all of its equity interests in us to ECCA Holdings Corporation (“ECCA Holdings”), a company controlled by Moulin Global Eyecare Holdings Limited, which we refer to as Moulin, and Golden Gate Capital, which we refer to as Golden Gate (“the Acquisition”). Upon consummation of the agreement on March 1, 2005, we became a wholly owned subsidiary of ECCA Holdings, which was in turn owned 56.5% by Moulin, 42.5% by Golden Gate and 1% by our management. In connection with the Acquisition, we issued $152 million aggregate principal amount of 10 3/4% Senior Subordinated Notes due February 15, 2015, which we refer to as the New Notes, and entered into a $190 million senior credit facility, which is referred to as the New Credit Facility. The net proceeds from the New Notes together with borrowings under the New Credit Facility and the capital contribution from Moulin and Golden Gate were used to finance the Acquisition whereby ECCA Holdings paid $228.8 million to purchase all of the outstanding common and preferred stock. Additionally, ECCA Holdings permanently repaid our old credit facility and retired our 9 1/8% Senior Subordinated Notes due 2008 and our Floating Interest Rate Subordinated Term Securities due 2008, which together we refer to as the Retired Notes. We also entered into a long-term supply agreement with Moulin. All of these transactions together are collectively referred to as the transactions; prior to the transactions the company is referred to as the “Predecessor” and subsequent to the transactions the company is referred to as the “Company”. There are no Acquisition contingent payments, options or commitments.

As a result of the Acquisition, we incurred approximately $15.6 million of non-recurring expenses. These expenses consisted of professional fees incurred by the selling shareholders, premium paid to retire the Retired Notes and the write off of previously capitalized loan fees related to the Retired Notes and old credit facility.

The Acquisition was accounted for using the push-down method of accounting. Accordingly, a portion of the purchase price was preliminarily allocated to the identifiable net assets acquired based on their estimated fair values with the balance of the purchase price, $385.2 million, included in goodwill. Approximately $32.1 million of this goodwill is expected to be deductible for tax purposes. The preliminary allocation is pending final valuation of our assets and is expected to be completed by the end of fiscal 2005.

The following condensed balance sheet discloses the amount assigned to each major asset and liability caption as of March 1, 2005, the acquisition date:

Current assets	$64,706
Property and equipment	45,608
Goodwill	390,490
Other assets	21,580
Deferred income taxes	21,604

Total assets acquired	543,988
Current liabilities	(64,425)
Long-term debt	(315,198)
Deferred rent	(4,587)
Deferred gain	(1,258)

Total liabilities assumed	(385,468)

Net assets acquired	$158,520

F-37.1

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Long-Term Debt

New Credit Facility

In December 2002, the Company entered into a credit agreement which provided for $117.0 million in term loans and $25.0 million in revolving credit facilities (the Old Credit Facility). In connection with the Acquisition, we entered into a new senior secured credit facility which consists of (i) the $165.0 million term loan facility (the Term Loan Facility); and (ii) the $25.0 million secured revolving credit facility (the Revolver and together with the Term Loan Facility, the New Credit Facility). The borrowings of the New Credit Facility together with the net proceeds from the offering of the New Notes and the equity investment of Moulin and Golden Gate were used to pay a cash portion of the purchase price of the Acquisition, to repay debt outstanding under the Old Credit Facility, to retire the Retired Notes, to pay the related tender premium and accrued interest and to pay the related transaction fees and expenses. Thereafter, the New Credit Facility is available to finance working capital requirements and general corporate purposes.

Amortization payments. Prior to the maturity date, funds borrowed under the Revolver may be borrowed, repaid and re-borrowed, without premium or penalty. The term loan will be amortized quarterly beginning in the third quarter of fiscal 2005 in annual principal amounts of $1.65 million and continue through the date of maturity in fiscal 2012 for the Term Loan Facility with a final payment of $153.9 million

Interest. Our borrowings under the New Credit Facility bear interest at a floating rate, which can either be, at our option, a base rate or a Eurodollar rate, in each case plus an applicable margin. The base rate is defined as the higher of (i) the JPMorgan Chase Bank prime rate or (ii) the federal funds effective rate, plus one half percent (0.5%) per annum. The Eurodollar rate is defined as the rate for Eurodollar deposits for a period of one, two, three, six, nine or twelve months (as selected by us). The applicable margins are:

Facility	Base Rate Margin	Eurodollar Margin
Term Loan Facility	2.00%	3.00%
Revolver	1.75%	2.75%

In connection with the borrowings made under the New Credit Facility, we incurred approximately

$8.1 million in debt issuance costs. These amounts are classified within other assets in the accompanying balance sheets and are being amortized over the life of the New Credit Facility. The unamortized amount of debt issuance costs related to the New Credit Facility as of July 2, 2005 was $7.7 million.

The New Credit Facility is collateralized by all tangible and intangible assets, including the stock of the Company’s subsidiaries. In addition, the Company must meet certain financial covenants including interest coverage, leverage ratio and capital expenditures. Also, the New Credit Facility prohibits the payment of dividends to shareholders. The New Credit Facility has mandatory annual prepayments for excess cash flows (as defined in the agreement), property or asset sales, debt issuances and equity issuances. Any event of default under the terms of the Notes (defined herein) is considered an event of default of the New Credit Facility. As of July 2, 2005, the Company was in compliance with the financial covenants.

In 2005, we issued $152.0 million aggregate principal amount of our 10 3/4% Senior Subordinated Notes due 2015 (the Notes).

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Notes are senior uncollateralized obligations of the Company and rank pari passu with all other indebtedness of the Company that by its terms other indebtedness is not subordinate to the Notes. The Company may redeem the Notes, at its option, in whole at any time or in part from time to time. The redemption prices for the Notes are set forth below for the 12-month periods beginning February 15 of the year set forth below, plus in each case, accrued interest to the date of redemption:

YEAR	REDEMPTION PRICE
2010	105.375%
2011	103.583%
2012	101.792%
2013 and thereafter	100.000%

In connection with the issuance of the Notes, we incurred approximately $10.1 million in debt issuance costs. These amounts are classified within other assets in the accompanying balance sheets and are being amortized over the life of the Notes. The unamortized amount of debt issuance costs related to the Notes as of July 2, 2005 was $9.8 million.

The Notes contain various restrictive covenants, including limitations on additional indebtedness, payment of securities, limitation on restricted payments, limitation on liens, initial and future subsidiary guarantors and change of control. The failure to pay at final maturity the principal amount of the New Credit Facility is an event of default under the terms of the Notes indenture. The Notes restrict the payment of dividends if an event of default has occurred if the Company is restricted from incurring additional indebtedness or the sum of dividends exceeds a specified amount.

Through our management agreement with the optometrist who owns the optometric practice Hour Eyes, we have guaranteed his exercise price, should he choose to sell his practice, for $5.0 million.

4. Critical Accounting Policies

Critical accounting policies are those that require us to make assumptions that are difficult or complex about matters that are uncertain and may change in subsequent periods, resulting in changes to reported results.

The majority of our accounting policies do not require us to make difficult, subjective or complex judgments or estimates or the variability of the estimates is not material. However, the following policies could be deemed critical. We have discussed these critical accounting policies with the audit committee of the Board of Directors.

•	Accounts receivable are primarily from third party payors related to the sale of eyewear and include receivables from insurance reimbursements, optometrist management fees, credit card companies, merchandise, rent and license fee receivables. Our allowance for doubtful accounts requires significant estimation and primarily consists of amounts owed to us by third party insurance payors. This estimate is based on the historical ratio of collections to billings. Our allowance for doubtful accounts was $3.2 million and $3.6 million at January 1, 2005 and July 2, 2005, respectively.

•	Inventory consists principally of eyeglass frames, ophthalmic lenses and contact lenses and is stated at the lower of cost or market. Cost is determined using the weighted average method which approximates the first-in, first-out (FIFO) method. Our inventory reserves require significant estimation and are based on product with low turnover or deemed by us to be unsaleable. Our inventory reserve was $0.7 million and $1.0 million at January 1, 2005 and July 2, 2005, respectively.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Goodwill represents approximately 71% of our assets and consists of the amount by which the purchase price exceeds the market value of acquired net assets. Goodwill must be tested for impairment at least annually using a “two-step” approach that involves the identification of reporting units and the estimation of fair values. This fair value estimation requires significant judgment by us.

•	Valuation allowances for deferred tax assets reduce deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable due to taxable losses. Although realization is not assured due to historical taxable income and the probability of future taxable income, we believe it is more likely than not that all of the deferred tax asset will be realized.

•	We maintain our own self-insurance group health plan. The plan provides medical benefits for participating employees. We have an employers’ stop loss insurance policy to cover individual claims in excess of $200,000 per employee. The amount charged to health insurance expense is based on estimates obtained from an actuarial firm. We believe the accrued liability of approximately $1.6 million, which is included in other accrued expenses, as of July 2, 2005 is adequate to cover future benefit payments for claims that occurred prior to July 2, 2005.

5. Related Party Transactions

In connection with the recapitalization of the Company in 1998, we entered into a management agreement with THL Equity Advisors IV, LLC, or THL Advisors, dated as of April 24, 1998. Pursuant to the management agreement, in addition to one time fees that were payable to THL Advisors at the time of the recapitalization, THL Advisors was entitled to receive (i) management and other consulting services fees of $500,000 per year, payable quarterly in advance, (ii) one percent (1.0%) of the gross purchase price for acquisitions for its participation in the negotiation and consummation of any such acquisition, (iii) reimbursement of out-of-pocket expenses and (iv) indemnification for certain liabilities incurred in connection with the provision of services under the management agreement. For each of the twenty-six week periods ended June 26, 2004 and July 2, 2005, we paid THL Advisors aggregate fees and expenses of approximately $250,000 and $75,000, respectively, related to the management agreement. The management agreement was terminated in conjunction with the Acquisition.

During fiscal 1998, Bernard W. Andrews, one of our former directors and who was our Chief Executive Officer at the time, purchased $1.0 million of our common stock, which was paid for by the delivery by Mr. Andrews of a promissory note payable to us with an original principal amount of $1.0 million. Mr. Andrews’ promissory note accrued interest at a fixed annual rate of 9.0% and was secured by 96,061 shares of our common stock held by Bernard W. Andrews Revocable Trust U/A. The promissory note plus all accrued interest was paid in full in conjunction with the Acquisition.

In connection with the Acquisition, we became a party to an advisory agreement with ECCA Holdings and an entity affiliated with Golden Gate, and a separate advisory agreement with ECCA Holdings and Moulin. Pursuant to each advisory agreement, Golden Gate, on the one hand, and Moulin, on the other hand, will be compensated for the financial, investment banking, management advisory and other services performed for future financial, investment banking, management advisory and other services they perform on our behalf. Each advisory agreement has a term of 10 years following the date on which the transactions are consummated, but will terminate on the date on which Golden Gate or Moulin, as the case may be, ceases to be a direct or indirect holder of equity interests of ECCA Holdings.

We prepaid $3.0 million to Golden Gate and $1.5 million to Moulin on the date of the Acquisition as compensation for advisory services to be rendered through the three-year period and 18-month period, respectively, immediately following the date of the Acquisition. Beginning 18 months after the consummation of

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Acquisition, we will pay management fees of up to $500,000 per fiscal quarter to Moulin until the aggregate management fees paid to Moulin under its Advisory Agreement, including those paid upon consummation of the Acquisition, total $3.0 million, and thereafter we will pay management fees of up to $250,000 per fiscal quarter to each of Golden Gate and Moulin, subject to restrictions in (i) our new senior credit facility and (ii) the indenture governing the New Notes. We have also agreed to reimburse each of Golden Gate and Moulin up to $125,000 annually for their out-of-pocket fees and expenses, including legal and accounting fees, incurred in connection with the provision of services to us, their ownership of equity securities of ECCA Holdings or the exercise of rights under the various agreements entered in connection with the Acquisition. In addition, we have agreed to pay certain additional transaction fees to each of them in the event we, ECCA Holdings or any of our subsidiaries completes any acquisition (whether by merger, consolidation, purchase of stock or assets or otherwise), debt or equity financing, sale of all or substantially all of our assets, change of control transaction or other similar transaction in an amount equal to 0.5% of the value of each such transaction.

6. Income Taxes

We record income taxes under SFAS No. 109 using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The effective tax rate increased from 32.9% for the twenty-six weeks ended June 26, 2004 to 40.0% for the twenty-six weeks ended July 2, 2005. The 32.9% effective tax rate for the twenty-six weeks ended June 26, 2004 was due to the utilization of our net operating loss deduction while the effective tax rate for the twenty-six weeks ended July 2, 2005 was affected by our transaction expenses and their tax deductibility.

7. Supplemental Disclosure of Cash Flow Information (dollars in thousands)

	Predecessor		Company
	Twenty-Six Weeks Ended June 26, 2004	Fifty Nine Days Ended March 1, 2005	One Hundred Twenty Three Days Ended July 2, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
Cash paid during the period for:
Cash paid for interest	$9,290	$5,213	$3,724
Cash paid for taxes	$757	$8	$635
Noncash financing activities:
Dividends accrued on preferred stock	$4,107	$1,493	$—

8. New Accounting Pronouncements

In December 2002, SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” was issued by the FASB. This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the Statement on December 29, 2002 and continue to account for stock-based employee compensation under the intrinsic value method. As all options are granted at fair market value, there is no compensation expense recorded for option grants. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The pro forma calculations include only the effects of 2002, 2003 and 2004 grants as all grants previous to 2002 were exercised or cancelled. As such, the impacts are not necessarily indicative of the effects on reported net income of future years. No options were outstanding during the one hundred twenty three day period ended July 2, 2005

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as all options were cancelled in connection with the Acquisition. Our pro forma net income for the twenty-six weeks ended June 26, 2004 and for the fifty nine day period ended March 1, 2005, respectively, is as follows:

	Predecessor
	Twenty-Six Weeks Ended June 26, 2004	Fifty Nine Days Ended March 1, 2005
	(Unaudited)	(Unaudited)
Net income/(loss)	$11,303	$(6,874)
Fair value based method compensation expense	96	21

Pro forma net income/(loss)	$11,207	$(6,895)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than the beginning of the first interim period beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of statement 123(R)’s fair value method will have an impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income above. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company cannot estimate what those amounts will be in the future (because they depend on,

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

among other things, when employees exercise stock options) and there were no amounts recognized in prior periods for such excess tax deductions as there were no exercises of options.

9. Condensed Consolidating Information (Unaudited)

The New Notes were issued by us and are guaranteed by all of our subsidiaries but are not guaranteed by ODs. The subsidiaries are wholly owned by us and the guarantees are full, unconditional and joint and several. The following condensed consolidating financial information presents (i) our financial position, results of operations and cash flows, as parent, as if we accounted for our subsidiaries using the equity method, (ii) the subsidiaries, and (iii) ODs. There were no transactions between the subsidiaries during any of the periods presented. Separate financial statements of the subsidiaries are not presented herein as we do not believe that such statements would be material to investors.

Condensed Consolidating Balance Sheet

For the Year Ended January 1, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$2,582	$337	$179	$—	$3,098
Accounts and notes receivable, net	142,575	47,353	4,900	(184,373)	10,455
Inventory	—	26,663	1,895	—	28,558
Other assets	2,313	—	—	—	2,313
Deferred income taxes, net	—	7,507	45	—	7,552

Total current assets	147,470	81,860	7,019	(184,373)	51,976
Property and equipment, net	—	46,374	66	—	46,440
Goodwill	166	107,195	87	(25)	107,423
Other assets	6,415	(470)	—	—	5,945
Deferred income taxes, net	13,310	455	—	—	13,765
Investment in subsidiaries	15,973	—	—	(15,973)	—

Total Assets	$183,334	$235,414	$7,172	$(200,371)	$225,549

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$12	$197,187	$9,165	$(184,373)	$21,991
Current maturities of long-term debt	19,301	327	—	—	19,628
Deferred revenue	—	4,748	450	—	5,198
Accrued payroll expense	—	5,514	360	—	5,874
Accrued interest	3,584	(1,670)	—	—	1,914
Other accrued expenses	69	7,595	758	—	8,422

Total current liabilities	22,966	213,701	10,733	(184,373)	63,027
Deferred income taxes	—	—	—	—	—

Deferred rent	—	4,455	159	—	4,614
Deferred gain	1,213	83	—	—	1,296

Total liabilities	226,674	220,029	10,892	(184,373)	273,222

Shareholders’ equity (deficit):
Common stock	74	—	—	—	74
Preferred stock	70,825	—	—	—	70,825
Additional paid-in capital	23,046	(1,084)	(3,224)	(25)	18,713

Total shareholders’ equity (deficit)	(43,340)	15,385	(3,720)	(15,998)	(47,673)

	$183,334	$235,414	$7,172	$(200,371)	$225,549

Condensed Consolidating Statement of Operations

For the Twenty-Six Weeks Ended June 26, 2004

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$(960)	$163,661	$41,737	$—	$204,438
Management fees	125	13,637	—	(12,002)	1,760
Equity earnings in subsidiaries	21,013		—	(21,013)	—

Total net revenues	20,178	177,298	41,737	(33,015)	206,198
Operating costs and expenses:
Cost of goods sold	1,932	53,133	8,354	—	63,419
Selling, general and administrative expenses	(1,837)	98,195	31,887	(12,002)	116,243

Total operating costs and expenses	95	151,328	40,241	(12,002)	179,662

Income from operations	20,083	25,970	1,496	(21,013)	26,536
Interest expense, net	8,385	1,313	4	—	9,702
Income tax expense	395	5,119	17	—	5,531

Net income	$11,303	$19,538	$1,475	$(21,013)	$11,303

Condensed Consolidating Statement of Operations

For the Thirteen Weeks Ended June 26, 2004

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$(746)	$75,355	$18,688	$—	$93,297
Management fees	50	5,996	—	(5,248)	798
Equity earnings in subsidiaries	6,716	—	—	(6,716)	—

Total net revenues	6,020	81,351	18,688	(11,964)	94,095
Operating costs and expenses:
Cost of goods sold	915	25,453	3,983	—	30,351
Selling, general and administrative expenses	(767)	48,309	14,373	(5,248)	56,667

Total operating costs and expenses	148	73,762	18,356	(5,248)	87,018

Income from operations	5,872	7,589	332	(6,716)	7,077
Interest expense, net	4,142	693	2	—	4,837
Income tax expense/(benefit)	(2)	1,257	(747)	—	508

Net income	$1,732	$5,639	$1,077	$(6,716)	$1,732

Condensed Consolidating Statement of Cash Flows

For the Twenty-Six Weeks Ended June 26, 2004

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Cash flows from operating activities:
Net income	$11,303	$19,538	$1,475	$(21,013)	$11,303
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
Depreciation and amortization	—	7,960	—	—	7,960
Amortization of debt issue costs	25	979	—	—	1,004
Deferred liabilities and other	(100)	(318)	21	—	(397)
Equity earnings in subsidiaries	(21,013)	—	—	21,013	—
Increase/(decrease) in operating assets and liabilities	23,708	(19,933)	(741)	—	3,034

Net cash provided by operating activities	13,923	8,226	755	—	22,904

Cash flows from investing activities:
Acquisition of property and equipment	—	(5,949)	—	—	(5,949)

Net cash used in investing activities	—	(5,949)	—	—	(5,949)

Cash flows from financing activities:
Payments on debt and capital leases	(13,966)	(29)	—	—	(13,995)
Distributions to affiliated OD	—	—	(720)	—	(720)
Payments to affect IPO	—	(498)	—	—	(498)

Net cash used in financing activities	(13,966)	(527)	(720)	—	(15,213)

Net increase in cash and cash equivalents	(43)	1,750	35	—	1,742
Cash and cash equivalents at beginning of period	67	3,501	241	—	3,809

Cash and cash equivalents at end of period	$24	$5,251	$276	$—	$5,551

Condensed Consolidating Balance Sheet

July 2, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
ASSETS
Current assets:
Cash and cash equivalents	$34	$20,974	$389	$—	$21,397
Accounts and notes receivable	192,450	49,208	4,240	(235,892)	10,006
Inventory	—	24,514	1,767	—	26,281
Deferred income taxes	3,753	1,502	497	—	5,752
Other assets	1,062	7,023	497	—	8,582

Total current assets	197,299	103,221	7,390	(235,892)	72,018
Property and equipment	—	44,823	66	—	44,889
Intangibles	277,760	107,377	87	(25)	385,199
Other assets	20,404	978	—	—	21,382
Deferred income taxes	17,357	—	—	—	17,357
Investment in subsidiaries	10,852	—	—	(10,852)	—

Total assets	$523,672	$256,399	$7,543	$(246,769)	$540,845

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$41,874	$205,243	$9,179	$(235,892)	$20,404
Current portion of long-term debt	1,238	369	—	—	1,607
Deferred revenue	—	4,509	469	—	4,978
Accrued payroll expense	—	5,529	368	—	5,897
Accrued interest	6,699	—	—	—	6,699
Other accrued expenses	8,172	7,279	1,534	—	16,985

Total current liabilities	57,983	222,929	11,550	(235,892)	56,570

Long-term debt, less current maturities	313,554	1,619	—	—	315,173
Deferred rent	—	4,388	147	—	4,535
Deferred gain	974	205	—	—	1,179

Total liabilities	372,511	229,141	11,697	(235,892)	377,457
Shareholders’ equity/(deficit)
Common stock	74	—	—	—	74
Additional paid-in capital	162,690	(994)	(3,224)	(25)	158,447
Accumulated equity/(deficit)	(11,106)	28,252	(1,427)	(10,852)	4,867

Total shareholders’ equity/(deficit)	151,658	27,258	(4,651)	(10,877)	163,388

	$524,169	$256,399	$7,046	$(246,769)	$540,845

Condensed Consolidating Income Statement

For the One Hundred Twenty Three Days Ended July 2, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$—	$115,142	$21,943	$—	$137,085
Management fees	—	8,971	—	(7,831)	1,140
Equity earnings in subsidiaries	6,632	—	—	(6,632)	—

Total net revenues	6,632	124,113	21,943	(14,463)	138,225
Operating costs and expenses:
Cost of goods sold	—	37,808	4,160	—	41,968
Selling, general and administrative expenses	(8,310)	74,448	19,807	(7,831)	78,114

Total operating costs and expenses	(8,310)	112,256	23,967	(7,831)	120,082

Income from operations	14,942	11,857	(2,024)	(6,632)	18,143
Interest expense, net	6,701	3,330	—	—	10,031
Income tax expense	3,374	(129)	—	—	3,245

Net income	$4,867	$8,656	$(2,024)	$(6,632)	$4,867

Condensed Consolidating Income Statement

For the Fifty Nine Days Ended March 1, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$—	$57,670	$17,169	$—	$74,839
Management fees	—	5,328	—	(4,768)	560
Equity earnings in subsidiaries	4,220	—	—	(4,220)	—

Total net revenues	4,220	62,998	17,169	(8,988)	75,399
Operating costs and expenses:
Cost of goods sold	—	19,504	3,144	—	22,648
Selling, general and administrative expenses	102	33,961	12,931	(4,768)	42,226
Transaction expenses	15,642	—	—	—	15,642

Total operating costs and expenses	15,744	53,465	16,075	(4,768)	80,516

Income from operations	(11,524)	9,533	1,094	(4,220)	(5,117)
Interest expense, net	182	3,251	—	—	3,433
Income tax expense	(4,832)	3,156	—	—	(1,676)

Net income	$(6,874)	$3,126	$1,094	$(4,220)	$(6,874)

Condensed Consolidating Income Statement

For the Thirteen Weeks Ended July 2, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Revenues:
Optical sales	$—	$82,421	$16,153	$—	$98,574
Management fees	—	6,213	—	(5,406)	807
Equity earnings in subsidiaries	10,660	—	—	(10,660)	—

Total net revenues	10,660	88,634	16,153	(16,066)	99,381
Operating costs and expenses:
Cost of goods sold	—	27,971	2,901	—	30,872
Selling, general and administrative expenses	729	48,579	14,370	(5,406)	58,272

Total operating costs and expenses	729	76,550	17,271	(5,406)	89,144

Income from operations	9,931	12,084	(1,118)	(10,660)	10,237
Interest expense, net	6,999	256	—	—	7,255
Income tax expense	1,143	50	—	—	1,193

Net income	$1,789	$11,778	$(1,118)	$(10,660)	$1,789

Condensed Consolidating Statement of Cash Flows

For the Fifty Nine Days Ended March 1, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Cash flows from operating activities:
Net income	$(6,874)	$3,126	$1,094	$(4,220)	$(6,874)
Adjustments to reconcile net income to net
Cash provided by (used in) operating activities:
Depreciation and amortization	—	2,683	—	—	2,683
Amortization of debt issue costs	8	301	—	—	309
Deferred liabilities and other	(1,904)	167	24	—	(1,713)
Deferred financing costs write-off	3,534				3,534
Equity earnings in subsidiaries	(4,220)	—	—	4,220	—
Increase/(decrease) in operating assets and liabilities	2,731	1,602	(562)	—	3,771

Net cash provided by operating activities	(6,725)	7,879	556	—	1,710

Cash flows from investing activities:
Acquisition of property and equipment	—	(1,850)	—	—	(1,850)

Net cash used in investing activities	—	(1,850)	—	—	(1,850)

Cash flows from financing activities:
Payments on debt and capital leases	(213,819)	(53)	—	—	(213,872)
Payments for refinancing fees	(16,925)	—	—	—	(16,925)
Retirement of treasury stock	1,668	—	—	—	1,668
Retirement of preferred stock	(72,318)	—	—	—	(72,318)
Common stock buyback	(168,116)	—	—	—	(168,116)
Common stock sale, net	158,521	—	—	—	158,521
Proceeds from issuance of debt	314,712	—	—	—	314,712

Net cash used in financing activities	3,723	(53)	—	—	3,670

Net increase in cash and cash equivalents	(3,002)	5,976	556	—	3,530
Cash and cash equivalents at beginning of period	2,582	337	179	—	3,098

Cash and cash equivalents at end of period	$(420)	$6,313	$735	$—	$6,628

Condensed Consolidating Statement of Cash Flows

For the One Hundred Twenty Three Days Ended July 2, 2005

	Parent	Guarantor Subsidiaries	ODs	Eliminations	Consolidated Company
Cash flows from operating activities:
Net income	$4,867	$8,656	$(2,024)	$(6,632)	$4,867
Adjustments to reconcile net income to net
Cash provided by (used in) operating activities:
Depreciation and amortization	—	4,731	—	—	4,731
Amortization of debt issue costs	80	960	—	—	1,040
Deferred liabilities and other	3,696	(1,396)	(17)	—	2,283
Deferred financing costs write-off	(3,534)	3,534	—	—	—
Equity earnings in subsidiaries	4,220	—	—	(4,220)	—
Increase/(decrease) in operating assets and liabilities	6,500	6,327	1,695	—	14,522

Net cash provided by operating activities	15,829	22,812	(346)	(10,852)	27,443

Cash flows from investing activities:
Acquisition of property and equipment	—	(4,015)	—	—	(4,015)

Net cash used in investing activities	—	(4,015)	—	—	(4,015)

Cash flows from financing activities:
Payments on debt and capital leases	(7,985)	(76)	—	—	(8,061)
Payments for refinancing fees	3,605	(4,204)	—	—	(599)

Net cash used in financing activities	(4,380)	(4,280)	—	—	(8,660)

Net increase in cash and cash equivalents	11,449	14,517	(346)	(10,852)	14,768
Cash and cash equivalents at beginning of period	5,501	729	398	—	6,628

Cash and cash equivalents at end of period	$16,950	$15,246	$52	$(10,852)	$21,396

Unaudited Pro Forma Consolidated

Statements of Operations

The unaudited pro forma consolidated statements of operations for the year ended January 1, 2005 and the twenty-six weeks ended July 2, 2005 are presented as if the offering of the old notes and the transactions all had occurred on December 28, 2003 and January 2, 2005, respectively.

The information in the column titled “Company Actual” is summarized from the historical Consolidated Financial Statements of Eye Care Centers of America, Inc. included elsewhere herein.

The pro forma consolidated financial statements should be read in conjunction with the consolidated historical financial statements of Eye Care Centers of America, Inc., including the notes thereto, included elsewhere herein. The pro forma consolidated financial statements do not purport to represent the financial position or the results of operations that would actually have occurred assuming that the completion of the offering of the old notes and the transactions all had occurred on December 28, 2003 or on January 2, 2005, nor do they purport to project the financial position or results of operations of Eye Care Centers of America, Inc. as of any future date nor for any future period.

EYE CARE CENTERS OF AMERICA, INC.

Unaudited Pro Forma Consolidated Statement of

Operations

For the Year Ended January 1, 2005

(Dollar amounts in thousands)

	Company Actual	Pro Forma Adjustments			Company Pro Forma
Optical Sales	$396,092	$			$396,092
Management Fees	3,376				3,376

Net Revenue	399,468				399,468
Operating Costs and Expenses:
Costs of goods sold	125,489				125,489
SG&A	231,615		1,340	(2)
			115	(3)	233,070

Total Operating Costs and Expenses	357,104		1,455		358,559
Income from Operations	42,364		1,455		40,909
Interest Expense, net	20,216		8,984	(4)	29,200

Income before income taxes	22,148		10,439		11,709
Income tax expense	5,302		(4,176	)(5)	1,126

Net income	16,846		6,263		10,583
Preferred stock dividends	8,656		(8,656	)(6)	—

Net income available to common shareholders	$8,190		$(2,393)		$10,583

EYE CARE CENTERS OF AMERICA, INC.

Unaudited Pro Forma Consolidated Statement of

Operations

For the Twenty-Six Week Period Ended July 2, 2005

(Dollar amounts in thousands)

	Company Actual	Proforma Adjustments		Company Pro Forma
Optical Sales	$211,924			$211,924
Management Fees	1,700			1,700

Net Revenue	213,624			213,624
Operating Costs and Expenses:
Costs of goods sold	64,616			64,616
SG&A	120,340	231	(2)	120,590
		19	(3)
Transaction expenses	15,642	(15,642	)(4)	—

Total Operating Costs and Expenses	200,598	(15,392)		185,206
Income from Operations	13,026	(15,392)		28,418
Interest Expense, net	13,464	1,497	(5)	14,961

Income/(loss) before income taxes	(438)	(13,895)		13,457
Income tax expense	1,569	3,814	(6)	5,383

Net income/(loss)	(2,007)	(10,081)		8,074
Preferred stock dividends	1,493	(1,493	)(7)	—

Net income/(loss) available to common shareholders	$(3,500)	$(11,574)		$8,074

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands)

Adjustments to Unaudited Pro Forma Consolidated Statement of Operations—Fiscal 2004

1)	The Pro Forma Consolidated Statement of Operations do not reflect any reductions in cost of goods sold that might occur from the long-term supply agreement with Moulin described in this registration statement.

2)	To adjust selling, general and administrative expenses to reflect the reduction of $500 related to a consulting fee paid to Thomas H. Lee Partners, L.P. and $160 in consulting fees paid to various directors of the Company and an increase of $2.0 million related to an annual management fee we would have paid to Moulin and Golden Gate for the fiscal year ended January 1, 2005.

3)	To amortize the D&O insurance premium over its six year term.

4)	To adjust for the increase in interest expense to reflect the following:

Interest expense on our new senior credit facility calculated at an interest rate of 5.76% based on Eurodollar rate loans	$9,505
Interest expense on our new notes calculated at an interest rate of 10.75%	16,340
Amortization of capitalized financing fees for new indebtedness	2,260
Accretion of bond discount	229
Commitment fees on unused available credit	125
Interest expense on debt refinanced	(17,153)
Amortization of existing financing fees	(2,579)
Exclusion of interest income	257

Increase to interest expense	$8,984

5)	To adjust for the reduction in tax expense at our effective tax rate of 40% for the fiscal year ended January 1, 2005.

6)	To adjust for the reduction in dividends that accrued at 13% compounded quarterly on preferred stock that was issued primarily to Thomas H. Lee Partners, L.P., which will be retired in connection with the Acquisition.

7)	There are no contingent considerations related to the transaction.

Adjustments to Unaudited Pro Forma Consolidated Statement of Operations—Twenty-Six Weeks Ended July 2, 2005

1)	The Pro Forma Consolidated Statement of Operations do not reflect any reductions in cost of goods sold that might occur from the long-term supply agreement with Moulin described in this registration statement.

2)	To adjust selling, general and administrative expenses to reflect the reduction of $75 related to a consulting fee paid to Thomas H. Lee Partners, L.P. and $27 in consulting fees paid to various directors of the Company and an increase of $333 related to an annual management fee we would have paid to Moulin and Golden Gate for the twenty-six weeks ended July 2, 2005.

3)	To amortize the D&O insurance premium over its six year term.

4)	To reflect the reduction of transaction related fees that were incurred on March 1, 2005.

EYE CARE CENTERS OF AMERICA, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar amounts in thousands)

5)	To adjust for the increase in interest expense to reflect the following:

Interest expense on our new senior credit facility	$1,584
Calculated at interest rate of 5.76% based on Eurodollar rate loans
Interest expense on our new notes	2,723
Calculated at interest rate of 10.75%
Amortization of capitalized financing fees for new indebtedness	377
Accretion of bond discount	38
Commitment fees on unused available credit	21
Interest expense on debt refinanced	(2,859)
Amortization of existing financing fees	(430)
Exclusion of interest income	43

Increase to interest expense	1,497

6)	To adjust for the reduction in tax expense at our effective tax rate of 40% for the twenty-six week period ended July 2, 2005.

7)	To adjust for the reduction in dividends that accrued at 13% compounded quarterly on preferred stock that was issued primarily to Thomas H. Lee Partners, L.P., which will be retired in connection with the Acquisition.

8)	There are no contingent considerations related to the transaction.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Texas law, our articles of incorporation and by-laws contain provisions for indemnification of our directors and officers.

Article 2.02-1 of the Texas Business Corporation Act, or TBCA, provides generally that a person sued as a director, officer, employee or agent of a corporation, or while serving at the request of the corporation as a director, officer, partner, employee, agent, or similar functionary of another enterprise, may be indemnified by the corporation against judgments, penalties, fines, settlements and reasonable expenses if it is determined that such person has conducted himself in good faith and it is reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interests, and in all other cases, that his conduct was at least not opposed to the corporation’s best interests (and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful). The TBCA provides that a corporation may advance expenses incurred by a director in defending a suit or similar proceeding. A Texas corporation is also permitted to indemnify and advance expenses to officers, employees and agents who are not directors to such extent as may be provided by its articles of incorporation, by-laws, action of board of directors, a contract or required by common law. Indemnification of a person found liable to the corporation or found liable on the basis that personal benefit was improperly received by him is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made if the person is found liable for willful or intentional misconduct in the performance of his duty to the corporation. Indemnification is mandatory, however, in the case of such person being wholly successful, on the merits or otherwise, in the defense of the proceeding. Article 2.02-1 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, agent or similar functionary of another entity or enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1.

Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, or TMCLA, provides that a corporation’s articles of incorporation may limit or eliminate the directors’ liability for monetary damages to the corporation or its shareholders for an act or omission in the director’s capacity as a director, except that no limitation or elimination of liability is permitted to the extent the director is found liable for a breach of the duty of loyalty, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, a transaction involving an improper personal benefit to the director, or an act or omission for which liability is expressly provided by an applicable statute.

Our articles of incorporation provide that we shall indemnify directors, officers, our employees and agents, to the full extent permitted by and in the manner permissible under the laws of the State of Texas.

In addition, our bylaws permit the Board of Directors to authorize us to purchase and maintain insurance against any liability asserted against any of our directors, officers, employees or agents arising out of his capacity as such.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

See the index to exhibits that appears immediately following the signature pages of this registration statement.

(b) Financial Statement Schedules

Reference is made to Schedule II—Consolidated Valuation and Qualifying Accounts—For the Years Ended December 28, 2002, December 27, 2003 and January 1, 2005, included elsewhere in this registration statement.

Item 22. Undertakings

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation, pursuant to the provisions described in Item 20 above, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that the claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(d) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, each registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on September 2, 2005.

EYE CARE CENTERS OF AMERICA, INC.

ECCA ENTERPRISES, INC.

EYE CARE HOLDINGS, INC.

ENCLAVE ADVANCEMENT GROUP, INC.

ECCA MANAGED VISION CARE, INC.

VISIONWORKS HOLDINGS, INC.

ECCA MANAGEMENT INVESTMENTS, INC.

ECCA MANAGEMENT, INC.

EYEMASTERS OF TEXAS INVESTMENTS, INC.

EYEMASTERS OF TEXAS MANAGEMENT, INC.

STEIN OPTICAL, INC.

VISION WORLD, INC.

EYE DRX RETAIL MANAGEMENT, INC.

METROPOLITAN VISION SERVICES, INC.

HOUR EYES, INC.

VISIONWORKS, INC.

ECCA MANAGEMENT SERVICES, LTD.

EYEMASTERS OF TEXAS, LTD.

VISIONARY RETAIL MANAGEMENT, INC.

VISIONARY PROPERTIES, INC.

EYEMASTERS, INC.

ECCA DISTRIBUTION INVESTMENTS, INC.

ECCA DISTRIBUTION MANAGEMENT, INC.

VISIONARY LAB INVESTMENTS, INC.

VISIONARY LAB MANAGEMENT, INC.

ECCA DISTRIBUTION SERVICES, LTD.

VISIONARY LAB SERVICES, LTD.

By:	/s/ DAVID E. MCCOMAS
Name: David E. McComas
Title: Chief Executive Officer and Chairman

POWERS OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on September 2, 2005.

* David E. McComas	Chief Executive Officer, Chairman and Director of Eye Care Centers of America, Inc., ECCA Enterprises, Inc., Eye Care Holdings, Inc., Enclave Advancement Group, Inc., ECCA Managed Vision Care, Inc., Visionworks Holdings, Inc., EyeMasters of Texas Investments, Inc., EyeMasters of Texas Management, Inc. (on its own behalf and as General Partner on behalf of EyeMasters of Texas, Ltd.), Stein Optical, Inc., Vision World, Inc., Eye DRx Retail Management, Inc., Metropolitan Vision Services, Inc., Hour Eyes, Inc., Visionworks, Inc., Visionary Retail Management, Inc., Visionary Properties, Inc., EyeMasters, Inc., ECCA Distribution Investments, Inc., ECCA Distribution Management, Inc. (on its own behalf and as General Partner on behalf of ECCA Distribution Services, Ltd.), Visionary Lab Investments, Inc., Visionary Lab Management, Inc. (on its own behalf and as General Partner on behalf of Visionary Lab Services, Ltd.), ECCA Management Investments, Inc. and ECCA Management, Inc. (on its own behalf and as General Partner on behalf of ECCA Management Services, Ltd.) (Principal Executive Officer)

/s/ DOUGLAS C. SHEPARD Douglas C. Shepard

Executive Vice President and Chief Financial Officer of Eye Care Centers of America, Inc. (Principal Accounting and Financial Officer)

Executive Vice President, Chief Financial Officer and Director of ECCA Enterprises, Inc., Eye Care Holdings, Inc., Enclave Advancement Group, Inc., ECCA Managed Vision Care, Inc., Visionworks Holdings, Inc., ECCA Management Investments, Inc., ECCA Management, Inc. (on its own behalf and as General Partner on behalf of ECCA Management Services, Ltd.), EyeMasters of Texas Investments, Inc., EyeMasters of Texas Management, Inc. (on its own behalf and as General Partner on behalf of EyeMasters of Texas, Ltd.), Stein Optical, Inc., Vision World, Inc., Eye DRx Retail Management, Inc., Metropolitan Vision Services, Inc., Hour Eyes, Inc., Visionworks, Inc., Visionary Retail Management, Inc., Visionary Properties, Inc., EyeMasters, Inc., ECCA Distribution Investments, Inc., ECCA Distribution Management, Inc. (on its own behalf and as General Partner on behalf of ECCA Distribution Services, Ltd.), Visionary Lab Investments, Inc. and Visionary Lab Management, Inc. (on its own behalf and as General Partner on behalf of Visionary Lab Services, Ltd.) (Principal Accounting and Financial Officer)

Roderick John Sutton	Director of Eye Care Centers of America, Inc.

* Anthony DiChiara	Director of Eye Care Centers of America, Inc.

* Prescott H. Ashe	Director of Eye Care Centers of America, Inc.

* Jesse T. Rogers	Director of Eye Care Centers of America, Inc.

* George E. Gebhardt	Director of ECCA Enterprises, Inc., Eye Care Holdings, Inc., Enclave Advancement Group, Inc., ECCA Managed Vision Care, Inc., Visionworks Holdings, Inc., ECCA Management Investments, Inc., ECCA Management, Inc. (on its own behalf and as General Partner on behalf of ECCA Management Services, Ltd.), EyeMasters of Texas Investments, Inc., EyeMasters of Texas Management, Inc. (on its own behalf and as General Partner on behalf of EyeMasters of Texas, Ltd.), Stein Optical, Inc., Vision World, Inc., Eye DRx Retail Management, Inc., Metropolitan Vision Services, Inc., Hour Eyes, Inc., Visionworks, Inc., Visionary Retail Management, Inc., Visionary Properties, Inc., EyeMasters, Inc., ECCA Distribution Investments, Inc., ECCA Distribution Management, Inc. (on its own behalf and as General Partner on behalf of ECCA Distribution Services, Ltd.), Visionary Lab Investments, Inc. and Visionary Lab Management, Inc. (on its own behalf and as General Partner on behalf of Visionary Lab Services, Ltd.)

* Michael Morgan	Director of Visionary Lab Investments, Inc., ECCA Management Investments, Inc., ECCA Management Investments, Inc., and EyeMasters of Texas Investments, Inc.

*By:	/S/ DOUGLAS C. SHEPARD
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of December 2, 2004 among ECCA Holdings Corporation, LFS-Merger Sub, Inc., Eye Care Centers of America, Inc., and Thomas H. Lee Equity Fund IV, L.P. (in its capacity as the representative of the shareholders defined therein).(i)

3.1	Restated Articles of Incorporation of Eye Care Centers of America Inc.(a)

3.2	Amended and Restated By-laws of Eye Care Centers of America, Inc.(a)

3.3	Certificate of Incorporation of ECCA Enterprises, Inc.*

3.4	By-laws of ECCA Enterprises, Inc.*

3.5	Certificate of Incorporation of Eye Care Holdings, Inc.*

3.6	By-laws of Eye Care Holdings, Inc.*

3.7	Articles of Incorporation of Enclave Advancement Group, Inc.*

3.8	By-laws of Enclave Advancement Group, Inc.*

3.9	Articles of Incorporation of ECCA Managed Vision Care, Inc.*

3.10	By-laws of ECCA Managed Vision Care, Inc.*

3.11	Articles of Incorporation of Visionworks Holdings, Inc.*

3.12	By-laws of Visionworks Holdings, Inc.*

3.13	Certificate of Incorporation of ECCA Management Investments, Inc.*

3.14	By-laws of ECCA Management Investments, Inc.*

3.15	Certificate of Incorporation of ECCA Management, Inc.*

3.16	By-laws of ECCA Management, Inc.*

3.17	Certificate of Incorporation of EyeMasters of Texas Investments, Inc.*

3.18	By-laws of EyeMasters of Texas Investments, Inc.*

3.19	Certificate of Incorporation of EyeMasters of Texas Management, Inc.*

3.20	By-laws of EyeMasters of Texas Management, Inc.*

3.21	Certificate of Incorporation of Stein Optical, Inc.*

3.22	By-laws of Stein Optical, Inc.*

3.23	Certificate of Incorporation of Vision World, Inc.*

3.24	By-laws of Vision World, Inc.*

3.25	Certificate of Incorporation of Eye DRx Retail Management, Inc.*

3.26	By-laws of Eye DRx Retail Management, Inc.*

3.27	Articles of Incorporation of Metropolitan Vision Services, Inc.*

3.28	Amended and Restated By-laws of Metropolitan Vision Services, Inc.*

3.29	Articles of Incorporation of Hour Eyes, Inc.*

3.30	Amended and Restated By-laws of Hour Eyes, Inc.*

Exhibit No.	Description
3.31	Articles of Incorporation of Visionworks, Inc.*

3.32	By-laws of Visionworks, Inc.*

3.33	Agreement of Limited Partnership of ECCA Management Services, Ltd.*

3.34	Agreement of Limited Partnership of EyeMasters of Texas, Ltd.*

3.35	Certificate of Incorporation of Visionary Retail Management, Inc.*

3.36	By-laws of Visionary Retail Management, Inc.*

3.37	Certificate of Incorporation of Visionary Properties, Inc.*

3.38	By-laws of Visionary Properties, Inc.*

3.39	Certificate of Incorporation of EyeMasters, Inc.*

3.40	By-laws of EyeMasters, Inc.*

3.41	Certificate of Incorporation of ECCA Distribution Investments, Inc.*

3.42	By-laws of ECCA Distribution Investments, Inc.*

3.43	Certificate of Incorporation of ECCA Distribution Management, Inc.*

3.44	By-laws of ECCA Distribution Management, Inc.*

3.45	Certificate of Incorporation of Visionary Lab Investments, Inc.*

3.46	By-laws of Visionary Lab Investments, Inc.*

3.47	Certificate of Incorporation of Visionary Lab Management, Inc.*

3.48	By-laws of Visionary Lab Management, Inc.*

3.49	Agreement of Limited Partnership of ECCA Distribution Services, Ltd.*

3.50	Agreement of Limited Partnership of Visionary Lab Services, Ltd.*

4.1	Indenture dated as of February 4, 2005 among LFS-Merger Sub, Inc. and The Bank of New York, as trustee, related to the issue of the 10 3/4% Senior Subordinated Notes due 2015.*

4.2	Supplemental Indenture dated as of March 1, 2005 among LFS-Merger Sub, Inc., Eye Care Centers of America, Inc., the Subsidiary Guarantors named therein and The Bank of New York, as trustee, related to the issue of the 10 3/4% Senior Subordinated Notes due 2015.*

4.3	Form of 10 3/4% Senior Subordinated Note due 2015 (included in Exhibit 4.1).*

4.4	Registration Rights Agreement dated as of March 1, 2005 among Eye Care Centers of America, Inc., the Subsidiary Guarantors listed therein, J.P. Morgan Securities, Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

5.1	Opinion of Shearman & Sterling LLP regarding legality.*

10.1	Purchase Agreement dated as of January 28, 2005 among LFS-Merger Sub, Inc., J.P. Morgan Securities, Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and entered into as of March 1, 2005 by Eye Care Centers of America, Inc. and the Subsidiary Guarantors listed therein.*

10.2	Escrow and Security Agreement dated as of February 4, 2005 among LFS-Merger Sub, Inc., The Bank of New York, as trustee under the Indenture (as described in Exhibit 4.1 above), The Bank of New York, as securities intermediary and escrow agent, J.P. Morgan Securities, Inc., Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

Exhibit No.	Description
10.3	Credit Agreement dated as of March 1, 2005 among LFS-Merger Sub, Inc., ECCA Holdings Corporation, the lending institutions named therein, Bank of America, N.A. and Merrill Lynch Capital Corporation as co-syndication agents, and JP Morgan Chase Bank, N.A., as administrative agent.*

10.4	Guarantee and Collateral Agreement dated as of March 1, 2005 among ECCA Holdings Corporation, LFS-Merger Sub, Inc., the lenders named therein, and JP Morgan Chase Bank, N.A, as administrative agent.*

10.5	Acknowledgment by Eye Care Centers of America, Inc. dated as of March 1, 2005.*

10.6	Advisory Agreement dated as of February 1, 2005 among ECCA Holdings Corporation, LFS-Merger Sub, Inc. and Moulin International Holdings Limited.*

10.7	Advisory Agreement dated as of February 1, 2005 among ECCA Holdings Corporation, LFS-Merger Sub, Inc. and GGC Administration, LLC.*

10.8	Amended and Restated Supply Agreement dated as of January 28, 2005 among LFS-Merger Sub, Inc., Moulin International Holdings Limited, and, for certain limited purposes, Golden Gate Private Equity, Inc.*

10.9	Amended and Restated Stockholders Agreement dated as of February 2, 2005 among ECCA Holdings Corporation, Ample Faith Investments Ltd., Golden Gate Private Equity, Inc., and, for certain limited purposes, Moulin International Holdings Limited and ECCA Holdings (Cayman) Ltd.*

10.10	Put Agreement dated as of December 2, 2004 among Moulin International Holdings Limited and Golden Gate Private Equity, Inc.*

10.11	Fiscal 2004 Incentive Plan for Key Management.(h)

10.12	Employment Agreement, dated January 1, 2003, between Eye Care Centers of America, Inc. and George Gebhardt.(d)

10.13	Employment Agreement, dated April 15, 2002, between Eye Care Centers of America, Inc. and Robert Cox.(d)

10.14	Employment Agreement, dated September 7, 1998, between Eye Care Centers of America, Inc. and Diana Beaufils.(h)

10.15	Employment Agreement, dated July 29, 1998, between Eye Care Centers of America, Inc. and Dan Walker.(h)

10.16	Employment Agreement, dated March 1, 2005, between Eye Care Centers of America, Inc. and David E. McComas.*

10.17	Employment Agreement, dated August 11, 2003, between Eye Care Centers of America, Inc. and James J. Denny.**

10.18	Employment Agreement, dated January 1, 1998, between Eye Care Centers of America, Inc. and Douglas C. Shepard.*

10.19	Promissory Note, dated as of April 24, 2003, among Eye Care Centers of America, Inc. and Daniel Poth, O.D.(e)

10.20	Contract for Purchase and Sale, dated May 29, 1997, by and between Eye Care Centers of America, Inc. and JDB Real Properties, Inc.(a)

Exhibit No.	Description
10.21	Amendment to Contract for Purchase and Sale, dated July 3, 1997, by and between Eye Care Centers of America, Inc. and JDB Real Properties, Inc.(a)

10.22	Second Amendment to Contract for Purchase and Sale, dated July 10, 1997, by and between Eye Care Centers of America, Inc. and JDB Real Properties, Inc.(a)

10.23	Third Amendment to Contract for Purchase and Sale by and between Eye Care Centers of America, Inc., John D. Byram, Dallas Mini #262. Ltd. and Dallas Mini #343, Ltd.(a)

10.24	Commercial Lease Agreement, dated August 19, 1997, by and between John D. Byram, Dallas Mini #262, Ltd. and Dallas Mini #343, Ltd. and Eye Care Centers of America, Inc.(a)

10.25	Lease Agreement, dated February 27, 1997, by and between SCI Development Services Incorporated and Eye Care Centers of America, Inc.*

10.26	Amendment to Lease Agreement, dated June 1, 2003, by and between Prologis North American Properties, L.P. (successor in interest to SCI Development Services Incorporated) and Eye Care Centers of America, Inc.*

10.27	Retail Business Management Agreement, dated September 30, 1997, by and between Dr. Samit’s Hour Eyes Optometrist, P.C., a Virginia professional corporation and Visionary Retail Management, Inc., a Delaware corporation.*

10.28	Amendment No. 1 to the Retail Business Management Agreement, dated June 2000, by and between Hour Eyes Doctors of Optometry, P.C., formerly known as Dr. Samit’s Hour Eyes Optometrist, P.C. and Visionary Retail Management, Inc.(c)

10.29	Professional Business Management Agreement dated September 30, 1997, by and between Dr. Samit’s Hour Eyes Optometrists, P.C., a Virginia professional corporation and Visionary MSO, Inc., a Delaware corporation.*

10.30	Amendment No. 1 to the Professional Business Management Agreement, dated June 2000, by and between Hour Eyes Doctors of Optometry, P.C., formerly known as Dr. Samit’s Hour Eyes Optometrist, P.C. and Visionary MSO, Inc.(c)

10.31	Retail Business Management Agreement, dated October 1, 1998, by and between Visionary Retail Management, Inc., a Delaware corporation and Dr. Mark Lynn & Associates, PLLC, a Kentucky professional limited liability company.*

10.32	Amendment to Retail Business Management Agreement by and between Visionary Retail Management, Inc. and Dr. Mark Lynn & Associates, PLLC, dated June 1, 1999.(c)

10.33	Amendment to Retail Business Management Agreement by and between Visionary Retail Management, Inc. and Dr. Mark Lynn & Associates, PLLC, dated August 31, 2000.(c)

10.34	Professional Business Management Agreement, dated October 1, 1998, by and between Visionary MSO, Inc., a Delaware Corporation and Dr. Mark Lynn & Associates, PLLC.*

10.35	Amendment to Professional Business Management Agreement by and between Visionary MSO, Inc. and Dr. Mark Lynn & Associates, PLLC, dated June 1, 1999.(c)

10.36	Amendment Professional Business Management Agreement by and between Visionary MSO, Inc. and Dr. Mark Lynn & Associates, PLLC, dated August 1, 2000.(c)

10.37	Professional Business Management Agreement, dated June 19, 2000, by and between Visionary Retail Management, Inc., a Delaware corporation, and Dr. Tom Sowash, O.D. and Associates, LLC, a Colorado limited liability company.(b)

10.38	Business Management Agreement by and between Vision Twenty-One, Inc. and Charles M. Cummins, O.D. and Elliot L. Shack, O.D., P.A., dated January 1, 1998.(d)

Exhibit No.	Description
10.39	Amendment No. 1 to Business Management Agreement by and between Charles M. Cummins, O.D., P.A. and Eye DRx Retail Management, Inc., dated August 31, 1999.(d)

10.40	Amendment No. 2 to Business Management Agreement by and between Charles M. Cummins, O.D., P.A. and Eye DRx Retail Management, Inc., dated February 29, 2000.(c)

10.41	Amendment No. 3 to Business Management Agreement by and between Charles M. Cummins, O.D., P.A. and Eye DRx Retail Management, Inc., dated May 1, 2000.(c)

10.42	Amendment No. 4 to Business Management Agreement by and between Charles M. Cummins, O.D., P.A. and Eye DRx Retail Management, Inc., dated February 1, 2001.(c)

10.43	Amendment No. 5 to Business Management Agreement by and between Charles M. Cummins, O.D. P.A. and Eye DRx Retail Management, Inc., dated February 28, 2002.(d)

10.44	Amendment No. 6 to Business Management Agreement by and between Charles M. Cummins O.D., P.A. and Eye DRx Retail Management, Inc., dated February 28, 2003.(d)

10.45	Professional Business Management Agreement, dated May 25, 2003, by and between EyeMasters, Inc., a Delaware corporation and S.L. Christensen, O.D. and Associates, P.C., an Arizona professional corporation.(f)

10.46	Professional Business Management Agreement, dated May 12, 2003, by and between EyeMasters, Inc., a Delaware corporation, and Michael J. Martin, O.D. and Associates, P.C., P.C., a Georgia professional corporation.(f)

10.47	Professional Business Management Agreement, dated August 3, 2003, by and between EyeMasters, Inc., a Delaware corporation, and Jason Wonch, O.D. and Associates, P.C., a Louisiana professional optometry corporation.(g)

10.48	Professional Business Management Agreement, dated May 31, 2004, by and between EyeMasters, Inc., a Delaware corporation and Tom Sowash O.D. & Associates, P.C., an Arizona professional optometry corporation.*

10.49	Option Agreement, dated September 30, 1997, by and between Daniel Poth, O.D., and Eye Care Holdings, Inc., a Delaware corporation.**

10.50	Amendment to the Option Agreement, dated April 18, 2005, by and between Daniel Poth, O.D. and Eye Care Holdings, Inc., a Delaware corporation.**

12.1	Statement re Computation of Ratios.**

21.1	List of subsidiaries of Eye Care Centers of America, Inc.*

23.1	Consent of Ernst & Young LLP.**

23.2	Consent of Shearman & Sterling LLP (included in Exhibit 5.1).*

24.1	Powers of Attorney (included on signature pages).*

25.1	Form T-1 Statement of Eligibility under Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee.*

99.1	Form of Letter of Transmittal with respect to outstanding 10 3/4% Senior Subordinated Notes due 2015.*

99.2	Form of Notice of Guaranteed Delivery with respect to outstanding 10 3/4% Senior Subordinated Notes due 2015.*

99.3	Form of Letter to Registered Holders.*

99.4	Form of Instruction to Registered Holder from Beneficial Owner.*

99.5	Form of Letter to Clients.*

99.6	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

*	Previously filed.
**	Filed herewith.

(a)	Previously provided with, and incorporated by reference from, the Registration Statement on Form S-4 (File No. 333-56551), as filed with the SEC on June 10, 1998.

(b)	Previously provided with, and incorporated by reference from, the Company’s quarterly report on Form 10-Q for the quarter ended July 1, 2000.

(c)	Previously provided with, and incorporated by reference from, the Company’s annual report on Form 10-K for the year ended December 30, 2000.

(d)	Previously provided with, and incorporated by reference from, the Company’s annual report on Form 10-K for the year ended December 28, 2002.

(e)	Previously provided with, and incorporated by reference from, the Company’s quarterly report on Form 10-Q for the quarter ended March 29, 2003.

(f)	Previously provided with, and incorporated by reference from, the Company’s quarterly report on Form 10-Q for the quarter ended June 28, 2003.

(g)	Previously provided with, and incorporated by reference from, the Company’s quarterly report on Form 10-Q for the quarter ended September 27, 2003.

(h)	Previously provided with, and incorporated by reference from, the Company’s annual report on Form 10-K for the year ended December 27, 2003.

(i)	Previously provided with, and incorporated by reference from, the Company’s current report on Form 8-K filed on December 3, 2004.